IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

APR 20 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

04026808

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Atlantic Coast Federal Corporation
(Exact Name of Registrant as Specified in Charter)

PROCESSED
APR 22 2004
THOMSON
FINANCIAL

0001284077
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-113923
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Waycross, Georgia on this 19th day of April, 2004.

ATLANTIC COAST FEDERAL CORPORATION

By: [signature]

Robert J. Larison, Jr.
President and Chief Executive Officer,
Director

F:\clients\1163\Form SE.doc

PRO FORMA VALUATION REPORT

ATLANTIC COAST FEDERAL CORPORATION

HOLDING COMPANY FOR
ATLANTIC COAST FEDERAL
Waycross, Georgia

Dated As Of:
March 5, 2004

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

March 5, 2004

Board of Directors
Atlantic Coast Federal Mutual Holding Company
Atlantic Coast Federal Corporation
Atlantic Coast Federal
505 Haines Avenue
Waycross, Georgia 31501

Members of the Boards:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the Plan of Stock Issuance (the "Plan"), described below.

This Appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Description of Plan of Stock Issuance

Atlantic Coast Federal Mutual Holding Company (the "MHC") is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in 2003 in conjunction with the mutual holding company reorganization of Atlantic Coast Federal, Waycross, Georgia, ("Atlantic Coast Federal" or the "Bank"); no stock was issued publicly in the mutual holding company reorganization. Simultaneous with the mutual holding company reorganization, a wholly-owned mid-tier stock holding company was formed known as Atlantic Coast Federal Corporation (the "Company") and Atlantic Coast Federal became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.0% of its common stock (the "Minority Stock Issuance") to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders and tax-qualified plans of the Bank (including the employee stock ownership plan, or "ESOP"). Any shares that are not sold in the Subscription Offering may be offered for sale in the Direct Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering. The number of shares of common stock to be sold in the Offering will approximate 40% of the total shares. The number of shares issued to the MHC will approximate 60% of the total shares.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Immediately following the Minority Stock Issuance, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank. The Company will retain up to 50% of the net offering proceeds. The Company intends to use a portion of the proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8.0% of the shares of common stock sold in the offering.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting and valuation firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting the Bank and the Company in the preparation of the post-conversion business plan, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the Minority Stock Issuance.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's and the Company's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included a review of its audited financial information for fiscal years ended December 31, 1999 through 2003, and due diligence related discussions with the Company's management; Crowe Chizek and Company LLC, the Company's independent auditor; Luse, Gorman Pomerenk and Schick, the Company's legal counsel for the stock conversion, and Friedman, Billings, Ramsey & Co., Inc., the Company's financial and marketing advisors in connection with the Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the stock issuance on the Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company's primary market area and have compared the Company's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market

for initial public offerings by thrifts. We have specifically considered the market for the stock of publicly-traded mutual holding companies, including the market for initial public offerings in conjunction with other MHC reorganizations. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics. We have also considered the expected market for the Company's public shares.

Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the individual assets or liabilities, on or off balance sheet, of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies, including mutual holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's, the MHC's and the Company's values alone. It is our understanding that there are no current or long-term plans for pursuing a second step conversion or for selling control of the Company or the Bank at this time. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of March 5, 2004, the aggregate market value of the Company's common stock, assuming a full conversion offering, is $120.0 million. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the $10.00 per share offering price is set forth below:

	Total Shares Issued(1)	Aggregate Market Value(1)
Minimum	10,200,000	$102,000,000
Midpoint	12,000,000	$120,000,000
Maximum	13,800,000	$138,000,000
Supermaximum	15,870,000	$158,700,000

(1) Based on a $10.00 per share price, pursuant to a full conversion.

Based on the foregoing valuation, the Board has determined to offer 40% of the full value for sale in the minority stock offering, the following range:

	Total Shares	MHC Shares	Offering Shares
Shares(1)			
Minimum	10,200,000	6,120,000	4,080,000
Midpoint	12,000,000	7,200,000	4,800,000
Maximum	13,800,000	8,280,000	5,520,000
Supermaximum	15,870,000	9,522,000	6,348,000
Distribution of Shares(2)			
Minimum	100.00%	60.00%	40.0%
Midpoint	100.00%	60.00%	40.0%
Maximum	100.00%	60.00%	40.0%
Supermaximum	100.00%	60.00%	40.0%
Aggregate Market Value			
Minimum	$102,000,000	$61,200,000	$40,800,000
Midpoint	$120,000,000	$72,000,000	$48,000,000
Maximum	$138,000,000	$82,800,000	$55,200,000
Supermaximum	$158,700,000	$95,220,000	$63,480,000

(1) Based on offering price of $10.00 per share.
(2) Based on 40.00% of the conversion valuation range.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Bank as of December 31, 2003, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James P. Hennessey
Senior Vice President

TABLE OF CONTENTS
ATLANTIC COAST FEDERAL
Waycross, Georgia

TABLE OF CONTENTS
ATLANTIC COAST FEDERAL
Waycross, Georgia
(continued)

LIST OF TABLES
ATLANTIC COAST FEDERAL
Waycross, Georgia

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Atlantic Coast Federal ("Atlantic Coast" or the "Bank") is a federally-chartered stock savings bank which conducts operations through its main office in Waycross, Georgia, and a total of 13 additional branch offices (includes one limited service facility) which cover a broad section of southeastern portions of the State of Georgia and northeastern sections of the State of Florida. Specifically, the northernmost office is located in Garden City, Georgia, near the City of Savannah, to the Orange Park and Lake City offices in northeast Florida, which are outside the City of Jacksonville. Certain of the locations reflect, in part, the credit union roots and the location of CSX Corporation's operations, and reflect several prior acquisitions (credit unions and bank branch acquisitions). The Bank also employs a variety of alternative delivery mechanisms, including approximately 15 ATMs, online banking and a telephone call center.

Originally chartered in 1939 as "Atlantic Coast Line Credit Union", serving the employees of the CSX Corporation and its predecessors, Atlantic Coast evolved through the years into a full-service multi-branch financial institution serving the general public and operating in southeast Georgia and northeast Florida. Atlantic Coast completed a conversion from a federal credit union charter to a federal mutual savings bank charter as of November 1, 2000 (the "Charter Conversion"). The objective of the Charter Conversion was to better serve customers and the local community through the broader lending and to expand its customer base beyond the limited field of membership permitted for credit unions. The Charter Conversion and related growth potential coupled with the ability to raise external capital through the mutual holding company structure are believed to enhance the ability to remain competitive while providing customers with superior service and a broad array of financial services products.

The Bank's post Charter Conversion operations have been characterized by relatively strong growth in loans and deposits. A portion of the growth is attributable to several branch acquisitions as Atlantic Coast acquired a total of three branches in fiscal 2002 and 2003 in two separate transactions. Additionally, Atlantic Coast has taken advantage of its expanded lending

authority, as evidenced in the growth of permanent residential mortgages and commercial and multi-family loans ("income producing property loans").

Since the Charter Conversion, the Bank has been regulated by the Office of Thrift Supervision ("OTS"). The Bank is currently a member of the Federal Home Loan Bank ("FHLB") system. The Bank's deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC").

Atlantic Coast reorganized into a mutual holding company ("MHC") structure in January 2003, and no stock was issued publicly at the time. Simultaneous with the MHC reorganization, a wholly-owned mid-tier stock holding company was formed known as Atlantic Coast Federal Corporation ("ACFC" or the "Company"), and Atlantic Coast became a wholly-owned subsidiary of the Company. The MHC and the Company were both capitalized with $50,000 in cash concurrent with their formation. The public stock offering being pursued by the Company will not result in any organizational change.

Atlantic Coast Federal MHC is a federally chartered mutual holding company which was formed in January 2003 in conjunction with the mutual holding company reorganization of Atlantic Coast Federal. As a result of the mutual holding company reorganization in which no stock was issued publicly, Atlantic Coast Federal Bank converted to a stock bank and issued all of its common stock to Atlantic Coast Federal Corporation, the mid-tier holding company and the MHC's wholly-owned subsidiary. At the present time, the assets of the MHC include approximately $50,000 of cash as well as the common stock of Atlantic Coast Federal Corporation. Currently, loans and deposits to CSX Corporation employees are estimated to equal less than 20%, and management believes that the proportion of business with CSX employees will continue to diminish in the future.

Description of Plan of Stock Issuance

Pursuant to the Plan of Stock Issuance, the Company will publicly offer a 40% minority position of its common stock ("Minority Stock Issuance" or "Offering"), and the MHC will retain a 60% majority interest in the Company. ACFC will continue to be the sole subsidiary of

the MHC and will own 100% of the Bank's outstanding stock. The Company will retain approximately 50% of the net offering proceeds, a portion of which will be loaned to the newly-formed employee stock ownership plan ("ESOP") to purchase 8% of the offering shares.

The offering proceeds are expected to facilitate the Company's continued expansion and diversification. The Offering also provides the opportunity for local stock ownership, which may enhance the financial success of the Company if local shareholders become/remain customers and promote the Company's products and services. The following summary indicates the initial allocation and reinvestment of the offering proceeds.

- MHC. The MHC currently is the sole shareholder of the Company, and will retain a 60% majority ownership upon completion of the Offering. The MHC is not currently expected to engage in business activity other than stock ownership of the Company. The MHC was capitalized with $50,000 upon formation January 1, 2003.

- Atlantic Coast Federal Corporation. The Company is expected to retain up to 50% of the net offering proceeds, which will be utilized to fund the loan for stock purchased by the newly-formed ESOP and will retained by the Company for initial reinvestment in high quality investment securities with short to intermediate term maturities. Over time, such funds are earmarked for various corporate purposes, including the possible payment of regular and/or special cash dividends, infusing additional equity into the Bank and/or repurchases of publicly-held common stock. Dividends are expected to be periodically paid to the Company from the Bank.

- Atlantic Coast Federal. At least 50% of the net proceeds will be infused into the Bank as equity. The net investable cash is expected to be lower than the paid-in capital, based on expectations of deposit withdrawals to fund stock purchases. Cash proceeds infused into the Bank will initially become part of general funds, which are expected to be initially invested into cash and short-term investments pending longer-term reinvestment into loans and investments.

The Company expects to continue to pursue a controlled growth strategy, leveraging its strong pro forma capital, primarily through growth through the current delivery channels. If appropriate, ACFC may also consider various capital management strategies to assist in the long-run objective of increasing return on equity.

Strategic Overview

As noted previously, the Company has implemented a strategy to continue to cater to its historical credit union field of membership, but also to reduce its perceived risk profile (particularly credit risk profile) by broadening the customer base. This customer diversification strategy was facilitated through the Charter Conversion in conjunction with broadening the traditional and alternative delivery channels, emphasizing marketing and competitive pricing strategies and building both the internal loan origination capacity and building broker relationships to increase loan volume. During the mid-1990s, the deposit and loan balances attributable to CSX Corporation employees accounted for the substantial majority of assets and liabilities. Today, having increased in size, the proportion of deposits and loans are estimated by management to have diminished to less than 20%, which illustrates the success of its customer diversification strategy. The loan customer diversification is directly attributable to the purchase of branches and expanded mortgage lending activities, including both internal originations and purchases.

As the credit union lending restrictions were removed, the Company commenced an active program of originating loans to non-customers. This loan customer diversification has lessened the Company's credit risk profile directly linked to the employee concentration with CSX Corporation. At the same time, the Company's credit risk exposure has increased as reflected by data pertaining to non-performing assets which shows that non-performing assets ("NPAs") have increased from $1.6 million (0.52% of assets) as of the end of fiscal 1999, to $8.6 million (1.71% of assets) as of the end of fiscal 2003.

In response to the perceived deterioration in asset quality and in response to findings of following a regulatory examination completed by the OTS in early 2003, the Board of Directors adopted a resolution (the "Resolution") on May 29, 2003, addressing certain areas of operation of Atlantic Coast Federal Corporation. The Resolution addressed limiting the total assets of Atlantic Coast Federal Corporation to no more than $510 million at December 31, 2003. In addition, the Board of Directors agreed to discontinue certain lending activities until adequate staffing, underwriting policies and procedures, and loan review programs were established and reviewed by the Office of Thrift Supervision. These lending activities included commercial, construction, non-residential real estate, land acquisition and land development, and non-

mortgage commercial loans. The Company believes it is has addressed all matters related to the resolution, as the Bank's commercial loan department has recently been restructured, and as policies and procedures have been revamped to address areas of regulatory criticism while an experienced commercial lender has also been employed to manage the commercial lending operations. However, loans underwritten pursuant to prior underwriting processes and procedures comprise the majority of the loan portfolio.

Balance sheet growth has been primarily generated in the Jacksonville market in northern Florida given the large size and more favorable growth characteristics of the Jacksonville area in comparison to the Waycross area where the Company's operations have historically been centered. In order to accelerate the ability to grow in ACFC's northern Florida markets, the Company acquired three branches in two separate transactions (consummated in fiscal 2002 and 2003). In total, the Company assumed approximately $30 million of deposits, and acquired $2 million in fixed assets acquired, $15 million in loans branch-related loans. The transaction resulted in both amortizable intangibles and non-amortizable goodwill, totaling $3 million. The core deposit intangible (approximately $1 million in the aggregate for the three acquisitions) is being amortized to expense over 10 years using an accelerated method. The Company will seek to continue to growth through the acquisition of branches or other financial institutions, as well as through de novo branching and organic growth realized through the current existing branch and delivery system. Additionally, the Company anticipates that growth opportunities will result from bank consolidation in the local market and the resulting fallout of customers who are attracted to ACFC's community-bank orientation and emphasis on customer service.

The ability to market to a broader customer base (both from an employer and geographic standpoint) and the ability to offer an expanded line of products, particularly in the mortgage area, have contributed to the Company's asset and loan growth, which have equaled 12.6% and 13.1% respectively, since the end of fiscal 1999. However, while the Charter Conversion enhanced the ability to expand deposits, loans and assets, such growth has not translated into significant core earnings growth. Specifically, the Company's conversion to a taxable entity coupled with growth in operating costs and loan loss provisions substantially offset the increase in the net interest margin from a core earnings perspective.

The Company's current operating strategy is designed to take advantage of the broad geographic footprint encompassed by ACFC's offices, particularly in the northern Florida market which is perceived to be a growth oriented market by management.

The Company's strong loan growth in recent years has been largely attributable to the origination of mortgage loans (as well as limited purchases), most of which are secured by properties within the Company's markets. The focus of the ACFC's mortgage lending encompasses both residential (i.e., secured by 1-4 family properties) and commercial and multi-family property lending. Approximately 50% of the Company's residential mortgage loans are originated through broker relationships while the balance is originated by in-house personnel. The Company has also supplemented its internal loan origination capacity through 1-4 family residential loan purchases, primarily of adjustable rate loans. The Company also employs a staff of 4 commercial loan officers who originated the majority of the Company's commercial and multi-family mortgage loan volume in fiscal 2003.

The Company's strong deposit growth has been bolstered by the purchase of three branches and the employment of premium pricing of deposits and low fees on transaction accounts. Expectedly, the Company's cost of deposits exceeds the competitive market average. The Company's recent growth has also been bolstered through the utilization of borrowed funds (FHLB advances).

While ACFC recognized certain benefits as a credit union including its non-taxable status and strong corporate ties, that charter limited the types of products and services it could offer and to whom. Prior to the Charter Conversion, the Company had developed a niche in mortgage lending but was limited in its ability to expand such lending operations beyond the field of membership. Today, the Company has the ability to serve the local community and offer a more diverse array of products and services. ACFC offers a wide array of banking services including savings, certificate and checking accounts, ATM and debit cards, wire transfers, Internet banking, fixed or adjustable-rate mortgage loans on residential, multifamily and commercial properties as well as consumer loans. The business strategy employed by the Company seeks to provide quality service, charge limited fee, pay highly competitive rates on savings, and charge equitable loan rates.

Balance Sheet Trends

Growth Trends

Growth trends over the last five years underscore the impact of the foregoing strategies, particularly following the Charter Conversion. For example, during fiscal 2000, the Company's assets increased by only 7.7%, which was relatively comparable to the growth rate experienced throughout the latter half of the 1990s. By comparison, since the Charter Conversion, annual asset growth has approximated 14.3% (see Table 1.1 for details; the detailed audited and unaudited financial statements are incorporated herein by reference as noted in Exhibit I-1, and key operating ratios are set forth in Exhibit I-2). The majority of the asset and loan growth since the Charter Conversion has been funded with competitively priced deposits, although the Company has also increased borrowings to supplement deposits. The Company's growth in the most recent fiscal year approximated 11% and was reflective of the $510 million asset cap pursuant to the Resolution.

Annual equity growth equaled 11.7% since the end of fiscal 1999, in part reflecting the Company's tax benefit realized as a result of the Charter Conversion and its fully taxable status beginning in fiscal 2001. The post-offering equity growth rate is expected to initially fall below historical levels given the increased equity, the initial anticipated low return on the net offering proceeds in the current interest rate environment and the cost of the stock benefit plans and public company reporting. Over the longer term, as the new equity is leveraged through growth, the return on equity is expected to improve.

From a funding perspective, the Company has been pricing its deposits at a premium and/or been providing low fee or other attractive features on its transaction accounts. Thus, many of the Company's depositors are either rate or fee-based customers, which again provide limited opportunity for cross-selling, particularly for those depositors who are located outside the Company's market area. Similarly, many of the Company's loans are originated through brokers where there is little, if any, on-going relationship with the customer. These characteristics will be considered in the pricing section.

Table 1.1
Atlantic Coast Federal
Historical Balance Sheets
(Amount and Percent of Assets)

	For the Fiscal Year Ended December 31,										Compounded Annual Growth Rate
	1999		2000		2001		2002		2003		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:											
Assets	$310,230	100.00%	$334,231	100.00%	$376,862	100.00%	$447,721	100.00%	$499,040	100.00%	12.62%
Cash and Cash Equivalents	18,562	5.98%	15,589	4.66%	10,666	2.83%	13,975	3.12%	8,978	1.80%	-16.61%
Loans Receivable (net)	266,409	85.87%	287,907	86.14%	333,656	88.54%	379,778	84.82%	435,614	87.29%	13.08%
Investment Securities - AFS	12,765	4.11%	12,923	3.87%	13,670	3.63%	28,599	6.39%	26,039	5.22%	19.51%
Other Investments	2,784	0.90%	3,680	1.10%	840	0.22%	1,135	0.25%	500	0.10%	-34.90%
FHLB Stock	1,104	0.36%	1,286	0.38%	1,729	0.46%	2,305	0.51%	3,082	0.62%	29.28%
Intangible Assets	0	0.00%	0	0.00%	0	0.00%	1,580	0.35%	2,661	0.53%	N.M.
Deposits	263,308	84.88%	274,513	82.13%	305,541	81.07%	360,880	80.60%	392,256	78.60%	10.48%
Borrowed Funds	17,786	5.73%	25,071	7.50%	32,757	8.69%	45,443	10.15%	60,971	12.22%	36.07%
Total Equity	27,752	8.95%	33,380	9.99%	35,694	9.47%	38,924	8.69%	43,218	8.66%	11.71%
Loans/Deposits		101.60%		105.35%		109.77%		105.88%		111.84%	
Number of Full Service Offices		9		9		9		10		13	

Source: Atlantic Coast Federal's prospectus.

Loans Receivable

In conjunction with the charter conversion to a mutual thrift, the Company has been emphasizing real estate lending, including primarily the origination and purchase of 1-4 family residential mortgage loans as well as commercial and multi-family mortgage loans. The majority of ACFC's 1-4 family residential mortgage loans consist of loans which are conforming to standards set by Freddie Mac, Fannie Mae or Ginnie Mae, notwithstanding the fact that the Company generally holds loans it originates for portfolio. The Company seeks to emphasize residential mortgages which are variable rate or hybrid ARMs (i.e., fixed for a period of up to 7 years and adjustable thereafter). The Company also offers 15 and 30 year fixed rate loans, and may sell a portion of such loans for interest rate risk management purposes. However, the Company has recently retained such loans in an effort to maintain its asset yields and overall profitability in the low interest rate environment currently prevailing. The remaining balance of the mortgage loan portfolio consists of a mix of loans secured by multi-family and commercial properties as well as properties under construction.

ACFC's loan portfolio composition as of December 31, 2003, reflects the Company's emphasis on residential lending, whereby permanent first mortgage loans secured by 1-4 family residential properties totaled $237.9 million, equal to 53.9% of total loans, while an additional 8.8% of the portfolio was comprised of home equity loans or lines of credit secured by 1-4 family residential properties. At the same date, multi-family and commercial real estate loans approximated 14.5% of the loan portfolio while the balance of the loan portfolio consisted of construction and loans (6.9%) and non-mortgage loans (15.9%). The relatively large balance of consumer loans reflects ACFC's credit union roots and historical emphasis on consumer lending. The Company has deemphasized consumer lending since completing the Charter Conversion and recently sold the majority of its credit card portfolio.

Cash, Investments and Mortgage-Backed Securities

ACFC's preference is to deploy the majority of assets into loans while maintaining required liquidity. The Company anticipates initially reinvesting the net offering proceeds into investments with short-to-intermediate maturities, pending longer-term deployment primarily into loans.

As of December 31, 2003, the Company's portfolio of cash and liquidity investments totaled $38.6 million, or 7.7% of total assets. At this date, this portfolio was comprised of non-interest bearing cash and cash equivalents ($9.0 million), interest-bearing deposits at other financial institutions ($0.5 million), and various investment quality securities ($26.0 million) including securities issued by various federal entities, municipal securities, mortgage-backed securities and mutual funds. All of the Company's investment securities are classified as available for sale ("AFS"). Additionally, the Company maintains a modest investment in FHLB stock with a book value of $3.1 million.

Funding Structure

Retail deposits have generally met the substantial portion of the Company's funding needs supplemented with a modest amount of borrowed funds from the Federal Home Loan Bank of Atlanta. Prior to the Charter Conversion, ACFC also had the capacity to borrow from a corporate credit union.

The Company maintains a strong level of savings and transaction accounts, which totaled $179.8 million, or 45.8% of total deposits, as of December 31, 2003, however, certificates of deposits ("CDs") comprise the single largest segment of deposits and equaled $212.5 million, or 54.2% of total deposits. In comparison, demand deposit, money market and passbook savings accounts equaled $42.1 million (10.7% of deposits), $60.3 million (15.4% of deposits), and $77.4 million (19.7% of deposits).

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity. As of December 31, 2003, borrowed funds consisted of $61.0 million of FHLB advances, with maturities extending out to 2014. The Company has utilized advances both for liquidity management (i.e., to bolster cash for lending) and interest rate risk management purposes (i.e., to lock in a rate on longer term funds). The Company may continue to utilize borrowings as a supplemental funding source in the future, generally on a short-to-intermediate term basis.

Capital

Annual capital growth for the Company has approximated 11.65% since the end of fiscal 1999. As of December 31, 2003, ACFC's equity totaled $43.2 million, or 8.64% of total assets, while tangible equity equaled $40.5 million, equal to 8.11% of total assets. The Bank maintained capital surpluses relative to its regulatory capital requirements at December 31, 2003, and thus qualified as a "well capitalized" institution. The offering proceeds will serve to further strengthen Atlantic Coast's regulatory capital position and support further growth. The equity growth rate is expected to slow for the Company on a post-offering basis given the pro forma increase in equity, low reinvestment yields currently available and the potential dividend policy.

Income and Expense Trends

The Company's historical earnings and profitability reflect the impact of the Charter Conversion. Specifically, earnings and profitability reflect the resulting taxable status since the beginning of 2000 and the large one-time benefit from the establishment of a deferred tax asset attributable primarily to the valuation allowances. In order to analyze earnings on a comparable basis prior to the Charter Conversion, we have applied a 38% tax rate to pre-tax earnings.

Earnings for the 12 months ended December 31, 2003, totaled $4.4 million, or 0.91% of average assets (see Table 1.2), while core earnings were estimated at $2.7 million, or 0.56% of average assets, after adjusting for non-recurring expenses on a tax-effected basis. The Company's reported and core earnings have fluctuated over the last five fiscal years, reflecting the impact of taxes, growth and non-recurring gains on sale. Specifically, peak earnings on a reported basis were equal to $5.6 million ($2.2 million on a tax adjusted basis) in fiscal 2000 as income reflected a non-recurring tax benefit upon the Company's conversion to a taxable entity. Reported earnings subsequently declined in fiscal 2001 reflecting in part, the impact of taxes. Earnings in fiscal 2002 and 2003 were supported by non-recurring gains on sale while core earnings (i.e., reported earnings adjusted to exclude non-recurring items) reported modest increases over these periods. These trends are described more fully below.

Table 1.2
Atlantic Coast Federal
Historical Income Statements

	For the Fiscal Year Ended December 31,									
	1999		2000		2001		2002		2003	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$25,829	8.46%	$27,013	8.14%	$29,136	8.09%	$30,813	7.35%	$31,213	6.43%
Interest Expense	(12,189)	-3.99%	(13,551)	-4.08%	(15,221)	-4.23%	(13,035)	-3.11%	(11,781)	-2.43%
Net Interest Income	$13,640	4.47%	$13,462	4.06%	$13,915	3.87%	$17,778	4.24%	$19,432	4.00%
Provision for Loan Losses	(2,963)	-0.97%	(1,700)	-0.51%	(2,081)	-0.58%	(3,683)	-0.88%	(4,238)	-0.87%
Net Interest Income after Provisions	$10,677	3.50%	$11,762	3.55%	$11,834	3.29%	$14,095	3.36%	$15,194	3.13%
Other Operating Income	3,248	1.06%	3,734	1.13%	3,970	1.10%	4,628	1.10%	4,893	1.01%
Operating Expense	(11,115)	-3.64%	(11,984)	-3.61%	(12,357)	-3.43%	(14,711)	-3.51%	(15,911)	-3.28%
Net Operating Income	$ 2,810	0.92%	$ 3,512	1.06%	$ 3,447	0.96%	$ 4,012	0.96%	$ 4,176	0.86%
Net Gain(Loss) on Sale of Loans	$ -	0.00%	$ -	0.00%	$ 32	0.01%	$ 126	0.03%	$ 2,697	0.56%
Net Gain(Loss) on Sale of Foreclosed Assets	-	0.00%	-	0.00%	-	0.00%	-	0.00%	(93)	-0.02%
Net Gain(Loss) on Sale of AFS Securities	-	0.00%	-	0.00%	7	0.00%	634	0.15%	36	0.01%
Total Non-Operating Income/(Expense)	$ -	0.00%	$ -	0.00%	$ 39	0.01%	$ 760	0.18%	$ 2,640	0.54%
Net Income Before Tax	$ 2,810	0.92%	$ 3,512	1.06%	$ 3,486	0.97%	$ 4,772	1.14%	$ 6,816	1.40%
Income Taxes	0	0.00%	2,062	0.62%	(1,290)	-0.36%	(1,585)	-0.38%	(2,399)	-0.49%
Net Income (Loss) Before Extraord. Items	$ 2,810	0.92%	$ 5,574	1.68%	$ 2,196	0.61%	$ 3,187	0.76%	$ 4,417	0.91%
Estimated Core Net Income										
Net Income	$ 2,810	0.92%	$ 5,574	1.68%	$ 2,196	0.61%	$ 3,187	0.76%	$ 4,417	0.91%
Addback(Deduct): Non-Recurring (Inc)/Exp	-	0.00%	-	0.00%	(39)	-0.01%	(760)	-0.18%	(2,640)	-0.54%
Tax Effect (1)	-	0.00%	-	0.00%	14	0.00%	252	0.06%	929	0.19%
Estimated Core Net Income	$ 2,810	0.92%	$ 5,574	1.68%	$ 2,172	0.60%	$ 2,680	0.64%	$ 2,706	0.56%
Estimated Core Income if Taxable at a 38% Effective Tax Rate	$ 1,742	0.57%	$ 2,177	0.66%	$ 2,172	0.60%	$ 2,680	0.64%	$ 2,706	0.56%
Memo:										
Expense Coverage Ratio (2)	122.72%		112.34%		112.61%		120.85%		122.13%	
Efficiency Ratio (3)	65.81%		69.69%		69.09%		65.66%		65.41%	
Effective Tax Rate	0.00%		-58.71%		37.00%		33.21%		35.20%	

(1) Reflects effective tax rate for each period.
(2) Net interest income divided by operating expenses.
(3) Operating expenses as a percent of the sum of net interest income and other operating income (excluding gains on sale).

Source: Atlantic Coast Federal's prospectus.

Net Interest Income

Net interest income steadily increased over the last five fiscal years, primarily reflecting the benefit of balance sheet growth. Specifically, net interest income increased from $13.6 million in fiscal 1999 to $19.4 million in fiscal 2003. Measured as a percentage of average assets, the Company's net interest margin reflects a downward trend between fiscal 1999 and 2003, declining from 4.47% of average assets to 4.00% of average assets. However, the majority of the reduction occurred in fiscal 1999 as the Company's ratio of net interest income to average assets has fluctuated within a 37 basis point range since fiscal 2000.

The modest decline in the net interest income ratio primarily reflects expanded mortgage lending, which has lower yields than consumer lending. Moreover, loan yields have been adversely impacted by the high prepayment rates, particularly on higher coupon loans. Additionally, some of the residential ARMs had low initial "teaser" rates which provided a limited spread compared to the cost of funds. Also, the Company's cost of funds is relatively high as the growth objectives were realized through highly competitive pricing on selected deposit accounts.

The Company spreads registered improvement since fiscal 2001 (see Exhibit I-4), increasing from 3.38% in fiscal 2001, to 3.94% and 3.96% in fiscal 2002 and fiscal 2003, respectively. The improvement in ACFC's spreads is primarily the result of a reduction in the Company's cost of funds, from 5.11% in fiscal 2001, to 2.95% in fiscal 2003, which was partially offset by a 158 basis point reduction in the Company's asset yields over the corresponding time frame.

Loan Loss Provisions

Provisions for loan losses have historically reflected the large balance of consumer loans, particularly automobile loans which resulted in a high level of chargeoffs. Loan loss provisions have remained relatively high subsequent to the Charter Conversion and shift in lending strategy reflecting: (1) the high growth in total loans, including income producing property loans; and (2) the Company's limited experience historically with respect to income producing property lending and the higher risk profile of such lending. Additionally, recent loan loss provisions also reflect the increase in NPAs, including reserves allocated to specific problem

loans included in the balance of classified assets. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, and establish additional loan loss provisions in accordance with the Company's asset classification and loss reserve policies. For the 12 months ended December 31, 2003, loan loss provisions totaled $4.2 million, or 0.87% of average assets.

Non-Interest Income

Non-interest income for the most recent 12 months totaled $4.9 million, or 1.01% of average assets, primarily reflecting fee income generated through: the Company's deposit accounts, including various service and non-sufficient fund ("NSF") charges and interchange fees; and ATM related fees, reflecting foreign transactions at its ATMs and interchange income resulting from the Company's customers utilizing foreign ATMs.

The Company sold its credit card portfolio with a principal balance of approximately $13.0 million for a $2.6 million gain, which is reflected as a non-operating income item for purposes of this analysis. In the future, ACFC expects that interchange income (and expenses) will diminish as a result of the sale of this portfolio.

Operating Expenses

Prior to the Charter Conversion, the Company had a relatively high level of operating expenses, reflecting a comparatively greater number of labor intensive transaction accounts and smaller consumer loans. Since the Charter Conversion, operating expenses have increased at a relatively rapid pace, in part reflecting the additional compensation, marketing, and other costs related to the growth and expansion plans. In particular, operating costs have increased as a result of the costs related to the acquisition of branches and the related staffing costs. Additionally, the Company has incurred expenses as it sought to resolve problem assets (including the related litigation costs) and bolster its staff and credit administration processes and procedures in response to the Resolution adopted in May 2003. As a result, operating expenses increased from $11.1 million in fiscal 1999, to $15.9 million for fiscal 2003. However, the Company's relatively faster balance sheet growth has diminished the operating expense ratio, which declined from 3.64% of average assets in fiscal 1999, to 3.28% in fiscal 2003.

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans and the costs related to operating as a public company. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should at least partially offset the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expense items have been a significant factor in the Company's operations. In this regard, gains on the sale of loans have been the most significant contributor to the Company's non-operating revenues reflecting the impact of the sale of the credit card portfolio in fiscal 2003. Other significant non-operating items include gains on the sale of investments in fiscal 2002. The gains on the sale of loans and investments are primarily interest rate related and/or are otherwise a one-time event (such as the sale of the credit card portfolio which reflects the termination of a business line). For the 12 months ended December 31, 2003, net non-operating income totaled $2.6 million, equal to 0.54% of average assets. From a valuation perspective, we will give less weight to non-recurring gains.

Taxes

Prior to fiscal 2000, ACFC incurred no tax liabilities due to its exempt status as a credit union. Following the Charter Conversion, the Company became subject to standard taxation, which approximated a combined federal and state tax rate of 35% for the most recent fiscal year.

Efficiency Ratio

The Company's efficiency ratio improved since fiscal 2000, from 69.96% to 65.41% in fiscal 2003, as balance sheet growth offset operating expense growth. Important from a core earnings perspective, the efficiency ratios ignore the impact of loan loss provisions which have trended upward in response to both growth of the loan portfolio and an increase in the level of NPAs. On a post-offering basis, the efficiency ratio may show some slight improvement, although low reinvestment yields may limit the benefit.

Interest Rate Risk Management

The primary aspects of the Company's interest rate risk management include:

- Emphasizing the origination of adjustable rate residential mortgage loans or hybrid ARMS with repricing frequencies of up to seven years when market conditions permit;
- Selling a portion of the fixed rate mortgage loans originated based on risk and profitability considerations;
- Maintaining a diversified loan portfolio which includes loans secured by commercial real estate and multi-family properties as well as non-mortgage loans which carry short terms to maturity and/or variable interest rates;
- Improving commercial loan underwriting and administration with the objective of maintaining strong asset quality (this will limit loan losses and enable the Company to maintain a high ratio of interest-earning assets);
- Maintaining a balance of cash or short-term investments; and
- Maintaining an acceptable level of capital which provides a favorable level of interest-earning assets relative to interest-bearing liabilities.

The rate shock analysis as of December 31, 2003 (see Exhibit I-5) reflects a modest liability sensitive position as the expected change in net portfolio value ("NPV") under a 200 basis point increase in interest rates was a negative 53 basis points and the post-shock NPV ratio equaled 14.09%. Accordingly, the Bank possesses a "Minimal" exposure to interest rate risk as of December 31, 2003. Based on OTS estimates incorporating December 31, 2003 financial data and market rate information, assuming a positive 200 basis point instantaneous and permanent rate shock, the Bank's post-shock NPV ratio fell in the fourth quintile relative to all OTS regulated thrifts while the change in NPV also put the Company in the fourth quintile. Thus, the Company's risk exposure is at the lower end of the range in comparison to other OTS regulated thrifts.

Overall, the data suggests ACFC's earnings would be negatively impacted by rising interest rates, but to a lesser extent, relative to other OTS regulated institutions. At the same time, there are numerous limitations inherent in such analyses, such as the credit risk of Company's adjustable rate loans in a rising interest rate environment. Moreover, the

Company's interest rate risk exposure is projected to be further reduced following the completion of the conversion and reinvestment of the net conversion proceeds into interest-earning assets.

Lending Activities and Strategy

Since the Charter Conversion, the Company has been primarily emphasizing real estate lending, primarily 1-4 family residential mortgage loans and, to a lesser extent, commercial mortgage and multi-family mortgage loans. The majority of the Company's 1-4 family residential mortgage loans consist of loans which are conforming to agency standards, and the non-conforming residential loans are conforming but for the loan amount (i.e., jumbo loans). To a lesser extent, the Company extends consumer loans. Details regarding the Company's loan portfolio composition are included in Exhibits I-6, I-7 and I-8.

Residential Lending

As of December 31, 2003, residential mortgage loans approximated $237.9 million, or 53.9% of total loans. ACFC originates both fixed rate and adjustable rate 1-4 family mortgage loans. The Company's general philosophy is to seek to originate adjustable rate loans and/or shorter-term fixed rate mortgage loans for portfolio (hybrid loans with a fixed rate of up to 7 years initially) when competitive and market conditions permit. The Company also originates longer term fixed rate loans and may either place such loans into portfolio or sell them on a servicing released basis, depending upon various considerations which include an assessment of the interest rate risk exposure of holding the loans. ACFC has recently been originating longer term fixed rate loans for portfolio with the objective of maintaining overall yields and profitability.

The repricing of ARM loans is tied to a variety of indexes primarily including the U.S. Treasury rate and LIBOR. Depending on the type of loan, there are a variety of periodic and lifetime rate caps which are generally structured based on the conditions prevailing in the competitive market.

ACFC originates one-to-four family loans up to a loan-to-value ("LTV") ratio of 97%, with private mortgage insurance ("PMI") being required for loans in excess of an 80.0%

LTV ratio. Substantially all of the 1-4 family mortgage loans originated or purchased by the Company are secured by residences in the Company's markets in Georgia and Florida.

As a complement to 1-4 family permanent mortgage lending, the Company also offers home equity loans including fixed rate amortizing term loans and variable rate lines of credit tied to the Prime rate.

Multi-Family and Commercial Mortgage Lending

Commercial real estate and multi-family loans totaled $64.0 million, equal to 14.5% of total loans. Commercial real estate and multi-family loans originated by ACFC are extended up to a loan-to-value ("LTV") ratio of 75% and carry adjustable rates with amortization periods generally ranging from 20 to 30 years, and a minimum debt service coverage of 1.2 times. The Company's fixed rate product, which comprises the largest portion of ACFC's loan origination volumes historically, have typically been originated with five or ten year call provisions and priced at a premium to the rate of the U.S. Treasury of corresponding maturity. Prepayment penalties are frequently incorporated into the loan agreements to discourage prepayment within the first several years of the loan. Adjustable rate loans typically consist of loans which are fixed for the first five years and reprice annually thereafter.

The typical commercial or multi-family loans that the Company seeks to originate or purchase has a principal balance in the range of $500,000 to $1.5 million, but may be larger, particularly if the loan is well-collateralized or extended to a very credit-worthy borrower. Such loans are typically collateralized by local properties (within the Company's normal lending territory), consisting primarily of small office buildings, family-type business establishments and apartment buildings. The Company's commercial real estate and multi-family loan portfolio has exhibited relatively strong growth since the Charter Conversion and has grown proportionally to total loans. Furthermore, management has targeted the portfolio for future growth, both in dollar terms and as a percentage of the loan portfolio.

Construction Loans

Construction loans comprised the balance of the Company's mortgage loan portfolio, amounting to $30.6 million (6.9% of total loans) at December 31, 2003. While the Company

was for several years an active participant in commercial construction lending, ACFC has largely ceased such lending and is primarily focused on residential construction lending.

Residential construction loans will continue to be offered by the Company in the future, generally for the construction of pre-sold homes, which typically convert into permanent loans at the end of the construction period. The Company requires an 80% LTV ratio for construction loans on owner occupied homes. ACFC may lend to builders for "spec" homes but in such cases, will require a LTV ratio of 80% or less. In this regard, the Company is seeking to participate in the significant residential construction business in prevailing in the Jacksonville area. The Company's builder loan portfolio is typically limited to small to mid-sized developers, and the Company seeks to limit the exposure to any one builder to approximately five houses under construction at any one time.

Non-Mortgage Loans

ACFC originates non-mortgage loans, including commercial and consumer loans (excluding mortgage-based home equity loans which totaled $38.8 million), which in the aggregate, totaled $70.4 million as of December 31, 2003 (15.9% of total loans). The majority of ACFC's non-mortgage loans consist of consumer loans including primarily auto loans, personal credit lines, and other miscellaneous consumer loans. The current consumer loan portfolio reflects its credit union roots but the portfolio balance has diminished by more than 50% over the last three years as ACFC has focused its lending efforts on mortgage loans, as they are perceived to be more profitable. Moreover, shrinkage has been facilitated by the sale of the majority of the credit card portfolio with a balance of $13.0 million for a $2.7 million gain in fiscal 2003. While the Company will continue to offer consumer loans in the future, the portfolio is expected to diminish in proportion to total loans.

In the past, the Company occasionally extended commercial loans, leases, working capital lines of credit, loans for equipment and loans for other business purposes. Such loans are typically extended to accommodate existing customers. As of December 31, 2003, the portfolio of commercial non-mortgage loans totaled $2.6 million. A portion of the commercial loans in the Company's portfolio were acquired with branches purchased over the last several years. The

Company is precluded from making non-mortgage commercial loans until at least the next regulatory examination by the Resolution.

Loan Originations, Purchases and Sales

The Company's 1-4 family mortgage loan originations will primarily come from the following: (1) internal loan originations generated through direct solicitation by the Company's business development officers or by referrals through ACFC's branches or presence on the Internet; (2) loan brokers; and (3) whole loan participation purchases from other lenders (primarily within the Company's normal lending territory). The Company also periodically evaluates the purchase of 1-4 family residential mortgage loan pools from various secondary market sources. Such loans may be comprised of loans both within and outside the Company's primary market.

The Company also employs a staff of 4 commercial loan officers who originate the majority of the Company's commercial and multi-family mortgage loan volume in fiscal 2003. ACFC may also utilize loan brokers to acquire commercial and multi-family mortgage loans from time-to-time or may purchase participation interests from other lenders.

Consumer loans are primarily extended to provide a full range of services to customers and are originated by in-house staff. Such loans are primarily evaluated utilizing statistical credit scoring models to evaluate the borrowers creditworthiness.

Exhibit I-9, which shows the Company's recent data regarding loan originations, repayments and sales, highlights ACFC's emphasis on mortgage lending. The Company's loan diversification efforts are evidenced by the multi-family, commercial mortgage and construction loan level, which totaled $56.5 million, or 25.9% of all loan originations in fiscal 2003. However, residential mortgage loan originations comprised the bulk of all loan originations, totaling $111.6 million (51.3% of total originations). Moreover, the Company has been an active loan purchaser acquiring $34.7 million of loans (primarily adjustable rate 1-4 family mortgages) in the most recent fiscal year.

Asset Quality

The Company's asset quality has historically reflected a moderate level of delinquency, primarily in the consumer loan portfolio, but ACFC has recently experienced deterioration in its asset quality ratios as reflected in the increasing level of NPAs and classified assets experienced over the last several years. Moreover, reserve coverage in relation to non-performing loans has also declined. Such trends are reflected in the data in Exhibit I-10, which shows that the balance of NPAs has increased, from $1.6 million, equal to 0.52% of assets in fiscal 1999, to $8.6 million, equal to 1.73% of assets at the end of fiscal 2003. As of December 31, 2003, classified assets totaled $19.9 million, equal to 4.0% of assets, which reflects a 652.0% increase from the prior fiscal year end. While the balance of NPAs has been increasing, reserve coverage as a percent of non-performing loans has diminished, from 310.23% at the end of fiscal 1999 to 87.13% as of the end of fiscal 2003 (see Exhibit I-11).

The increase in nonperforming loans and impaired loans primarily consists of a few large commercial real estate loans for which management has identified significant concerns about the borrowers' ability to repay the loans in accordance with the original terms of the loans. In this regard, the amount of allowance for loan losses allocated to individual loan relationships increased significantly during 2003 from $1.6 million at December 31, 2002 to $4.0 million at December 31, 2003.

Approximately $2.6 million or 40% of the allowance for loan losses balance has been allocated to an individual problem loan relationship as of December 31, 2003. The outstanding loan balance for this loan relationship is approximately $4.8 million as of December 31, 2003. ACFC has identified significant concerns about the borrower's ability to pay according to the original loan terms as a result of poor operating results and insufficient cash flows.

At December 31, 2003, the Company owned an interest in lease pools with an outstanding balance of approximately $1.0 million, net of approximately $150,000 of the allowance for loan losses which has been allocated to these leases. The seller of the leases has declared bankruptcy and the Company does not expect to recover any funds from this source. The Company has filed claims against the insurance company which had issued surety bonds in connection with the leases while the insurance company has filed suit against the seller of the

leases as well as ACFC. The outcome of this matter is uncertain but the Company has incurred significant expense in connection with these assets over the last several years. Legal costs incurred on this matter were $447,000 and $500,000 for 2002 and 2003, respectively. Management continues to vigorously pursue collection on the surety bonds.

In addition to these specific asset quality problems, we believe there are several other risk factors with respect to the Company's asset quality. First, a significant element of growth within the loan portfolio has consisted of loans secured by commercial and multi-family properties. The performance of such loans tends to be highly correlated to the strength of the local economy including the real estate markets, all of which have been very strong in the Company's markets through the last several years. Accordingly, in the event of a market downturn, loan portfolio quality may likely diminish more rapidly in comparison to other local lenders. The second risk factor pertains to the limited seasoning of a large portion of the loan portfolio. As reflected in Table 1.1, the balance of loans receivable has increased by $169 million, or by 63% since the end of fiscal 1999. The limited seasoning of the portfolio is important since asset quality problems in mortgage loans often do not initially arise within the first several years following origination. Moreover, many of the loans originated recently have had relatively large balances (see the discussion regarding specific asset quality problems above), which concentrates the Company's credit risk exposure in the event of delinquency of even a small number of large loans.

Funding Composition and Strategy

As of September 30, 2003, the Company's assets were funded primarily with deposits, and, to a lesser extent, borrowings and equity (see Exhibits I-12, I-13 and I-14). The Company's deposit services cater to primarily individuals rather than commercial businesses.

Deposits

Local retail deposits have consistently addressed the substantial portion of ACFC's funding needs, with core deposits in the form of non-interest bearing checking, passbook accounts, and money market deposit accounts comprising the majority of deposits. In the aggregate, these accounts totaled $179.8 million, or 45.8% of total deposits as of December 31, 2003. At this same date, CDs accounted for approximately 54.2% of deposits. Approximately

70% of CDs had remaining maturities of one year or less. Large balance CDs (i.e. balances greater than $100,000), which tend to be more rate sensitive than lower balance CDs, accounted for $56.5 million, or 14.4% of deposits, at September 30, 2002.

Borrowings

Borrowings have been utilized primarily as a supplemental funding source to fund lending and investment security activity. As of December 31, 2003, borrowed funds consisted of $70.0 million of Federal Home Loan Bank (FHLB) advances. Maturities on ACFC's portfolio of borrowed funds extend out to as long as 10 years (2014). Borrowed funds have been employed both as a liquidity management tool (i.e., to bolster funds when deposits fall short of the Company's requirements), as an earnings tool (i.e., to increase interest-earning assets through leverage), and as an interest rate risk management tool (i.e., a means of locking in longer term funds). The Company will continue to utilize borrowings as a supplemental funding source in the future, generally for these same purposes.

Subsidiaries

At December 31, 2003 ACFC did not have any subsidiaries other than the Bank and First Community Financial Services, Inc., an inactive wholly-owned subsidiary of ACFC.

Legal Proceedings

Other than the routine legal proceedings that occur in the Company's ordinary course of business, the Company is not involved in litigation which is expected to have a material impact on the ACFC's financial condition or operations.

II. MARKET AREA

Introduction

ACFC currently conducts operations through its main office in Waycross, Georgia, and a total of 13 additional branch offices which cover a broad section of southeastern portions of the State of Georgia and northeastern sections of the State of Florida. Specifically, the northernmost office is located in Garden City, Georgia, near the City of Savannah, and the branch network extends to the Orange Park and Lake City offices in northeast Florida, which are outside the City of Jacksonville. Certain of the locations reflect, in part, the credit union roots and the location of CSX Corporation's operations, and reflect several prior acquisitions (credit unions and bank branch acquisitions).

Important from the perspective of this analysis, the Company's offices, deposits and lending activities are concentrated in two areas including Waycross, Georgia (Ware County) where the headquarters office as well as one branch are located, and in Jacksonville (Duval County) where five branches are situated, and which has been an area of growth for the Company which has purchased 3 branches in Jacksonville over the last several years. Overall, approximately three-quarters of the Company's deposits were in these two markets as of June 30, 2003. Given this regional concentration, the regional economic and demographic trends for the Waycross, Georgia and Jacksonville markets have been the focus of the analysis set forth herein.

A map reflecting the broad geographic coverage of ACFC's offices as well as the relative concentration of offices in the Waycross and Jacksonville markets is set forth below.


Hawkinsville
Eastman
Glenwood
Vidalia
Lyons
Collins
Claxton
Rincon
Hardeeville
SOUTH CAROLINA
Hilton Head Island
Savannah
Tybee Island
Isle of Hope
Vienna
Pineview
Chauncey
Mount Vernon
Alamo
Reidsville
Pembroke
Pooler
Cordele
Abbeville
Milan
McRae
Uvalda
Toombs Central
Glennville
Canoochee
Burroughs
Pitts
Lumber City
Hazlehurst
Hinesville
Montgomery
Arabi
Baxley
Walthourville
Ossabaw Sound
Ashburn
Sycamore
Denton
Ludowici
Riceboro
Fitzgerald
Ocilla
Broxton
West Green
Alma
Jesup
Sylvester
Chula
Douglas
Nicholls
Rockingham
Townsend
Sea Islands
Ty Ty
Tifton
Brookfield
G E O R G I A
Screven
Everett
Bristol
Alapaha
Lenox
Dixie Union
Blackshear
Darien
Omega
Pearson
Nashville
Waresboro
Waycross
Thalmann
Waynesville
Moultrie
Hoboken
Nahunta
Brunswick
Atlantic Ocean
Adel
Ray City
Berlin
Barney
Lakeland
Homerville
St. Simons Island
Cecil
Morven
Barretts
Woodbine
Cumberland Island
Berwick
Valdosta
Folkston
Kingsland
St. Marys
Boston
Quitman
Empress
Statenville
Fargo
Hilliard
Withlacoochee
Okefenokee
Swamp
Fernandina Beach
Jennings
Jasper
Yulee
Madison
Callahan
Nassau Sound
Lemon
Lee
White Springs
Atlantic Beach
Live Oak
Jacksonville
Dowling Park
Macclenny
Jacksonville Beach
F L O R I D A
Sanderson
Perry
Day
McAlpin
Lake City
Bellair
Ponte Vedra
Mayo
Lake Butler
Middleburg
Fruit Cove
Green Cove Springs
© 2001 Microsoft Corp. All rights reserved.
Pushpins
ACFC Main Office
ACFC Branches

Future growth opportunities for ACFC depend on the growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Company and the relative economic health of ACFC's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Company, and will be factored into our valuation analysis accordingly.

Local and Regional Market Conditions

Economic Overview – Ware County, Georgia

Ware County is a primarily rural area with a population estimated at 35,000, less than 15,000 of who lived in the City of Waycross. The economy of the market area is based on manufacturing, transportation and service industries and agriculture. The transportation sector is dominated by CSX Transportation, which employs more than 1,500 workers at its "Hump Yard" in Waycross, which is essentially serves as a major southeastern switching yard and service center for the CSX Railroad. Many of the smaller manufacturing industries and other employers in Waycross and the surrounding area are related to the town's location at a major regional rail hub for CSX Transpiration and ready access to major highways (Waycross is at the junction of U.S. Routes 1, 82 and 84, which provide easy access to major interstate routes including I-95 and I-75). Farm products produced in Ware County and the surrounding area primarily include blueberries, tobacco and cotton as well as livestock, including cattle and hogs. Importantly, Ware County is a relatively small market with limited growth trends. Thus, the Company has been seeking to expand its market into larger more growth oriented markets such as Duval County, Florida, which is described below.

Economic Overview – Duval County, Florida

Jacksonville's economy has historically been tied to the military and defense industries, primarily the Navy, and has realized strong growth since the beginning of World War II. As a result of the mild climate, the location on the ACFC of Florida, and relatively low cost of living in comparison to many areas of southern Florida has attracted many retirees and the surrounding area has a significant tourism industry. Moreover, many other businesses including banks and financial services companies have transformed Jacksonville into a regional financial center in the southeastern U.S. These characteristics, coupled with growth of the Port of Jacksonville into the 14th largest port in the U.S. have all contributed to growth of the Jacksonville area economy.

Market Area Demographics

Table 2.1 includes detailed information regarding the demographic trends for the Company's market area counties from 2000 to 2003 and projected through 2008. Data for the State of Georgia and Florida is included for comparative purposes. The shows a wide diversity of size and growth levels for the markets served by ACFC. In this regard, the Ware County market (Waycross) where the Company maintains approximately one-third of its deposits, is relatively small (total population approximating 35,000) and has actually been shrinking in terms of its total population base over the last decade. While the Company's other markets in Georgia (Chatham County and Coffee County) are larger in terms of the overall population and household levels, the Company's retail presence in these markets is relatively limited (they represented 4.3% and 3.3% of the Company's total deposits as of June 30, 2003.

At the same time, the rationale for targeted expansion into larger more vibrant markets is clearly evidenced in the data as Duval County, Florida (i.e., the Jacksonville market) represents a comparatively huge market (816,000 residents and 1.1 million residents in the Jacksonville MSA) which has been growing relatively rapidly (by almost 20% since the beginning of the last decade). Likewise, the other Florida markets in Clay and Columbia Counties where the Company maintains office facilities have experienced favorable growth trends, which the Company will seek to exploit in the future.

Income characteristics for the Company's markets are also reflected in the data set forth in Table 2.1. Generally, ACFC's markets in Georgia are in rural and/or less prosperous regions of the state, which is reflected in the comparatively moderate income levels as measured by average household income, median household income and per capita income. Specifically, the median household and per capita income in Ware County equaled $31,124 and 16,766, respectively, as of 2003, which falls 35% and 32% below the state aggregate, respectively. While income levels in the Company's other Georgia markets are higher than Ware County, they too fall below the Georgia aggregate level.

By comparison, income levels in Duval County where the Company is seeking to grow are relatively comparable to the Florida aggregate. In this regard, the median household

Table 2.1
Atlantic Coast Financial Corporation
Summary Demographic Information

	Year			Growth Rate	
Population (000)	2000	2003	2008	2000-2003	2003-2008
United States	281,422	291,629	309,303	1.2%	1.2%
Georgia	8,186	8,813	9,955	2.5%	2.5%
Chatham County	232	236	242	0.6%	0.5%
Coffee County	37	39	43	1.7%	1.8%
Ware County	35	35	35	-0.3%	-0.3%
Households (000)					
United States	105,480	109,362	117,074	1.2%	1.4%
Georgia	3,006	3,233	3,672	2.4%	2.6%
Chatham County	90	92	95	0.8%	0.7%
Coffee County	13	14	16	1.9%	2.0%
Ware County	13	13	13	-0.1%	-0.1%
Median Household Income ($)					
United States	$42,729	$46,615	$54,319	2.9%	3.1%
Georgia	43,201	48,001	57,317	3.6%	3.6%
Chatham County	38,020	42,626	50,135	3.9%	3.3%
Coffee County	31,329	34,239	39,305	3.0%	2.8%
Ware County	28,487	31,124	34,711	3.0%	2.2%
Per Capita Income - ($)					
United States	$21,587	$24,733	----	4.6%	N/A
Georgia	21,154	24,628	----	5.2%	N/A
Chatham County	21,152	25,207	----	6.0%	N/A
Coffee County	15,530	18,254	----	5.5%	N/A
Ware County	14,384	16,766	----	5.2%	N/A
2003 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000-$100,000	$100,000 to $150,000	$150,000+
United States	25.5	27.8	30.5	13.1	3.2
Georgia	24.5	27.5	31.6	10.1	6.3
Chatham County	30.1	27.8	28.0	8.0	6.2
Coffee County	36.3	32.4	23.4	4.4	3.4
Ware County	41.2	30.8	22.4	3.7	1.8

Table 2.1
Atlantic Coast Financial Corporation
Summary Demographic Information

Population (000)	Year 2000	Year 2003	Year 2008	Growth Rate 2000-2003	Growth Rate 2003-2008
United States	281,422	291,629	309,303	1.2%	1.2%
Florida	15,982	16,996	18,700	2.1%	1.9%
Clay County	141	153	173	2.8%	2.5%
Columbia County	57	60	66	1.9%	1.9%
Duval County	779	816	871	1.6%	1.3%
Households (000)					
United States	105,480	109,362	117,074	1.2%	1.4%
Florida	6,338	6,729	7,452	2.0%	2.1%
Clay County	50	55	63	2.9%	2.8%
Columbia County	21	22	25	2.2%	2.2%
Duval County	304	318	342	1.6%	1.4%
Median Household Income ($)					
United States	$42,729	$46,615	$54,319	2.9%	3.1%
Florida	39,303	42,332	48,611	2.5%	2.8%
Clay County	49,106	52,412	59,302	2.2%	2.5%
Columbia County	31,048	33,473	37,782	2.5%	2.5%
Duval County	41,116	44,061	50,254	2.3%	2.7%
Per Capita Income - ($)					
United States	$21,587	$24,733	----	4.6%	N/A
Florida	21,557	24,118	----	3.8%	N/A
Clay County	20,868	22,903	----	3.2%	N/A
Columbia County	14,598	16,583	----	4.3%	N/A
Duval County	20,753	23,046	----	3.6%	N/A

2003 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000-$100,000	$100,000 to $150,000	$150,000+
United States	25.5	27.8	30.5	13.1	3.2
Florida	27.8	30.5	28.7	7.9	5.1
Clay County	17.5	29.5	37.8	10.2	4.1
Columbia County	37.2	32.8	24.3	4.3	1.5
Duval County	25.6	31.2	31.0	8.1	4.1

Source: ESBI.

income in Duval County equaled $44,061 as of 2003, which exceeded the state aggregate by 4%, while per capita income equaled $23,046, which fell 4% below the state aggregate.

Local Economy/Largest Employers

The largest employers in Ware County and the Jacksonville MSA reflect the characteristics and trends previously described. In this regard, the major employers in Ware County reflect the status of Waycross and Ware County as a regional center for jobs, shopping and health care, among other components. In this regard, the population of Ware County approximately doubles during the working day when residents of nearby areas commute into the market for work, at such large employers as CSX (1,500 employees), Satilla Regional Medical Center (1,200 employees) and the Wal-Mart (510 employees). Other large manufacturing employers include General Manufactured Housing and Clayton Homes (producers of manufactured homes), Carolina Skiff which manufactures small boats and Stewart Candy which produces candies and sweets.

The largest employers in the Jacksonville MSA reflects the traditionally large role played by the military, but also reflects the growing importance of other business and industries on the local economy including health care, retailing and financial services (see Table 2.2). In this regard, the largest employer and two of the five largest employers in the market is the U.S. Navy, which employs more than 25,000 workers at the Mayport Naval Station and the Jacksonville Naval Air Station. Retailing is also important as Jacksonville serves as the corporate headquarters for one of the largest grocers in the U.S. (Winn-Dixie employing 12,097) while another major grocer (Publix Supermarkets) employs more than 7,000 at regional distribution center. Other large employers include health care providers and financial services companies, whose presence in Jacksonville has been growing over the last several decades.

Table 2.2
Atlantic Coast Financial Corporation
Major Employers in Ware County and the Jacksonville MSA

Company	2003 Employees	Product/Service
Ware County		
CSX Transportation	1,507	Rail/Freight Transport.
Satilla Regional Medical Center	1,200	Hospital
Ware County Board of Education	1,000	Gov./Education
Wal-Mart	510	Retailer
Ware County Government	350	County Government
General Manufactured Housing	240	Manufactured Housing
City of Waycross	239	Municipal Gvt.
Carolina Skiff	224	Boat Manufacturer
Stewart Candy	170	Candy Manufacturer
Clayton Homes	165	Manufactured Housing
Jacksonville MSA		
Mayport Naval Station	15,000	Government/Military
Duval County Public Schools	14,442	Govt./Education
Winn-Dixie Stores (Corporate Hqtrs.)	12,097	Grocery
Jacksonville N.A.S.	10,317	Government/Military
Blue Cross/Blue Shield	8,500	Health Insurer
State of Florida	7,056	State Government
Publix Supermarkets	7,000	Grocery (Dist. Center)
City of Jacksonville	6,761	Municipal Govt.
Wal-Mart	5,800	Retailer
Baptist Health System	5,584	Health Care
Bank of America	5,500	Regional Banking Headquarters

Sources: Okefenokee Development Authority for Ware County and the Northeast Florida Regional Development Partnership for the Jacksonville MSA.

Unemployment Rates

Unemployment levels on a local, state and national level have generally remained stable or improved slightly, reflecting both the impact of the economic recovery as well as limited job creation in the face of strong productivity growth. Specifically, the national

unemployment rate has held constant, but there has been improvement in the Florida and Georgia unemployment rates generally, including the Company's markets.

Table 2.3
Atlantic Coast Financial Corporation
Unemployment Trends (1)

Region	November 2002 Unemployment	November 2003 Unemployment
United States	5.9%	5.9%
Georgia	5.0	4.0
Chatham County	4.0	3.6
Coffee County	5.2	5.7
Ware County	5.1	3.9
Florida	5.3	4.7
Columbia County	4.7	4.3
Clay County	4.3	4.1
Duval County	5.4	5.4

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Competition

As a savings bank with its primary business functions of real estate lending and the gathering deposits in southeast Georgia and northeast Florida, ACFC's primary competitors are: (1) other financial institutions with offices in the local market (including banks, thrifts and credit unions); (2) other mortgage loan originators; (3) those depository and lending organizations not physically located within the market but capable of doing business remotely through the Internet or by other means; and (4) other competitors such as investment firms, mutual funds, insurance companies, etc.

Competition among financial institutions in the Company's market is significant. As larger institutions compete for market share to achieve economies of scale, the environment for the Company's products and services is expected to remain highly competitive. Community-sized institutions such as ACFC typically compete with larger institutions on pricing or operate

in a niche that will allow for operating margins to be maintained at profitable levels. The Company's Plan as set forth herein reflects elements of both strategies.

Table 2.4 displays deposit market trends in recent years for Ware and Duval Counties as well as the other markets where ACFC maintains branch offices. The Company maintains a relatively strong market share in Ware County, where it is the largest financial institution holding approximately 25% of the total deposit market. Importantly, growth in the Ware County market has been limited, as total deposits have diminished since 1998 and the bank component of the deposit base has only realized 5% compounded annual growth overall over the last several years. The Duval County market represents a much larger market overall (in excess of $13 billion of total deposits) but ACFC's market share is much smaller, equal to approximately 1.4% of the total deposit market.

The largest competitors in the markets served by ACFC are comprised of some of the largest financial institutions in the Southeast U.S. and the nation as a whole (See Table 2.5). In this regard, while ACFC holds the largest market share in Ware County, there are other significant competitors including SunTrust Bank, Waycross Bank & Trust, Blackshear Bank and Bank of America, each of which holds a 10% share of the deposit market or greater. The Duval County market also reflects a significant level of competition with a significant number of large banks, community banks and credit unions. In this regard, the three largest financial institutions in the market (Bank of America, Wachovia and VyStar Credit Union) together hold more than 60% of the deposit market.

Table 2.4
Atlantic Coast Financial Corporation
Deposit Summary
(Dollars in Thousands)

	As of June 30,							
	2001			2003			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2001-2003
State of Georgia	$102,071,478	100.0%	2,349	$124,882,282	100.0%	2,476	10.6%
Commercial Banks	97,405,804	95.4%	2,251	119,572,075	95.7%	2,335	10.8%
Savings Institutions	4,665,674	4.6%	98	5,310,207	4.3%	141	6.7%
Chatham County	$2,674,224	100.0%	73	$3,198,039	100.0%	75	9.4%
Commercial Banks	2,658,728	99.4%	72	3,153,948	98.6%	73	8.9%
Savings Institutions	15,496	0.6%	1	44,091	1.4%	2	68.7%
Atlantic Coast	15,496	0.6%	1	18,858	0.6%	1	10.3%
Coffee County	$405,172	100.0%	16	$519,495	100.0%	17	13.2%
Commercial Banks	395,759	97.7%	15	505,122	97.2%	16	13.0%
Savings Institutions	9,413	2.3%	1	14,373	2.8%	1	23.6%
Atlantic Coast	9,416	2.3%	1	14,373	2.8%	1	23.5%
Ware County	$520,300	100.0%	10	$573,972	100.0%	10	5.0%
Commercial Banks	333,349	64.1%	7	430,474	75.0%	8	13.6%
Savings Institutions	186,951	35.9%	3	143,498	25.0%	2	-12.4%
Atlantic Coast	136,368	26.2%	2	143,798	25.1%	2	2.7%
State of Florida	$222,797,442	100.0%	4,667	$268,173,834	100.0%	4,732	9.7%
Commercial Banks	185,116,837	83.1%	4,034	218,780,132	81.6%	4,059	8.7%
Savings Institutions	37,680,605	16.9%	633	49,393,702	18.4%	673	14.5%
Columbia County	$463,683	100.0%	14	$549,310	100.0%	17	8.8%
Commercial Banks	359,589	77.6%	11	430,381	78.3%	13	9.4%
Savings Institutions	104,094	22.4%	3	118,929	21.7%	4	6.9%
Atlantic Coast	27,294	5.9%	1	32,406	5.9%	1	9.0%
Clay County	$594,698	100.0%	26	$709,972	100.0%	27	9.3%
Commercial Banks	573,592	96.5%	26	680,916	95.9%	26	9.0%
Savings Institutions	21,106	3.5%	0	29,056	4.1%	1	17.3%
Atlantic Coast	21,106	3.5%	0	29,056	4.1%	1	17.3%
Duval County	$8,729,153	100.0%	157	$13,705,522	100.0%	164	25.3%
Commercial Banks	8,210,124	94.1%	141	12,080,906	88.1%	149	21.3%
Savings Institutions	519,029	5.9%	16	1,624,616	11.9%	15	76.9%
Atlantic Coast	103,200	1.2%	4	198,161	1.4%	6	38.6%

Table 2.5
Atlantic Coast Financial Corporation
Competitor Analysis

Rank	Company Name	City	State	Charter	Branches	Total Deposits ($000)	Market Share (%)
Ware County							
1	**Atlantic Coast Federal**	**Waycross**	**GA**	**Thrift**	**2**	**$138,563**	**24.64**
2	SunTrust Bank	Atlanta	GA	Bank	2	87,768	15.61
3	Waycross Bank & Trust	Waycross	GA	Bank	1	78,298	13.92
4	Blackshear Bank, The	Blackshear	GA	Bank	1	76,076	13.53
5	Bank of America NA	Charlotte	NC	Bank	2	58,613	10.42
6	First Georgia Bank	Brunswick	GA	Bank	1	44,309	7.88
7	Branch Banking & Trust Company	Winston-Salem	NC	Bank	1	41,936	7.46
8	Peoples Bank	Blackshear	GA	Bank	1	26,114	4.64
9	Community United FCU	Waycross	GA	Credit Union	1	7,743	1.38
10	Ware County School Emps FCU	Waycross	GA	Credit Union	1	2,892	0.51
11	ATUSP Federal Credit Union	Waycross	GA	Credit Union	1	0	0
	Total				14	$562,312	100.0
Duval County							
1	Bank of America NA	Charlotte	NC	Bank	29	3,880,735	25.97
2	Wachovia Bank NA	Charlotte	NC	Bank	45	3,185,301	21.31
3	VyStar Credit Union	Jacksonville	FL	Credit Union	1	2,022,748	13.53
4	First Alliance Bank	Jacksonville	FL	Thrift	4	741,508	4.96
5	SunTrust Bank	Atlanta	GA	Bank	16	699,264	4.68
6	SouthTrust Bank	Birmingham	AL	Bank	24	594,500	3.98
7	Educational Community CU	Jacksonville	FL	Credit Union	1	576,263	3.86
8	Compass Bank	Birmingham	AL	Bank	17	512,424	3.43
9	Florida Telco CU	Jacksonville	FL	Credit Union	1	311,830	2.09
10	AmSouth Bank	Birmingham	AL	Bank	11	244,259	1.63
11	First Guaranty B&TC, Jcksnvlle	Jacksonville	FL	Bank	7	223,667	1.5
12	JAX Federal Credit Union	Jacksonville	FL	Credit Union	1	198,099	1.33
13	State Emps CU	Jacksonville	FL	Credit Union	1	162,106	1.08
14	Gvt Emps CU of FL	Jacksonville	FL	Credit Union	1	139,418	0.93
15	**Atlantic Coast Federal**	**Waycross**	**GA**	**Thrift**	**4**	**124,597**	**0.83**
	All Others Financial Insitutions	N.A.	N.A.	N.A.	56	1,328,143	8.87
	Total				219	$14,944,862	100.0

Source: Federal Deposit Insurance Corporation.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of ACFC's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of ACFC is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between ACFC and the Peer Group, will then be used as a basis for the valuation of ACFC's to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were 17 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHCs that make their shares distinctly different than the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization, thus limiting acquisition speculation in the stock price; (3) market expectations of the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) mid-tier holding companies (formed by most MHCs) facilitate the ability for stock repurchases, thereby potentially improving the market for the public shares and the MHC's financial characteristics. We believe that each of these factors has a distinct impact on the pricing of the shares of MHC institutions, relative to the market pricing of shares of fully-converted public companies.

Thus, given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for ACFC's valuation should be comprised of thrifts in MHC form, and no full stock companies. In this regard, a Peer Group comprised of public

MHC thrifts is consistent with the regulatory guidelines, and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion, companies subject to speculative factors or unusual operating conditions, and companies who have announced a "remutualization" transaction or a merger with another MHC – as the pricing characteristics of these MHC institutions are typically distorted. MHCs that recently completed their minority stock offerings are typically excluded as well, due to the lack of a seasoned trading history and/or insufficient time to effectively redeploy the offering proceeds (Cheviot Financial and Clifton Savings Bancorp were excluded on this basis but their pricing will be assessed in the valuation section in conjunction with an analysis of the new issue market). Selected characteristics of the universe of all publicly-traded institutions are included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for each public MHC institution. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the public MHC institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis assuming the sale of the majority shares held by the MHCs in public offerings based on their respective current prices and standard assumptions for second step conversions. This adjustment is appropriate for several reasons, including: (1) the investment community also prices the stock of MHCs assuming the completion of a second step conversion; and, MHC institutions have different proportions of their stock publicly held, so this technique neutralizes such differences. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted"

basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the public MHC institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used primarily in this Chapter III to make financial comparisons between the Peer Group and the Company. In this analysis, we consider the pro forma impact of the offering on the Company. The fully-converted analysis will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each public MHC institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between public MHC institutions that have sold different percentage ownership interests to the public, and reflect the actual pricing ratios (fully-converted basis) being placed on public MHC institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Selected Peer Group

Among the universe of nearly 230 publicly-traded thrifts, the number of public MHC institutions is relatively small, thereby limiting the selection process. Under ideal circumstances, the Peer Group would be comprised of at least ten publicly-traded regionally-based MHC institutions with financial and operating characteristics comparable to the Company. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily more broadly based, i.e., not confined to a particular geographic market area, financial and operating characteristics. In the selection process, publicly-traded MHCs with assets of less than $1 billion were considered for the Peer Group, in that they were more comparable than larger thrifts in terms of resources, financial strength, competitive strength and size and liquidity characteristics of the stock offering. Ten publicly-traded MHC companies currently maintain assets of less than $1 billion and all ten were selected for the Peer Group. While the Peer Group is not exactly comparable to the Company, we believe

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
March 11, 2004(1)

Ticker	Financial Institution		Exchg.	Primary Market	Operating Strat.(2)	Total Assets		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WFD	Westfield Finl MHC of MA(47.0)	(3)	AMEX	Southwestern MA	Thrift	816	S	10	12-31	12/01	24.16	241
BCSB	BCSB Bankcorp MHC of MD (36.0)		OTC	Northeast MD	Thrift	660		11	09-30	07/98	20.00	118
ONFC	Oneida Fincl MHC of NY (45.7)		OTC	Central NY	Thrift	428		6	12-31	12/98	14.60	112
ALLB	Alliance Bank MHC of PA (20.0)		OTC	Southeastern PA	Thrift	374		8	12-31	03/95	39.00	134
PBHC	Pathfinder BC MHC of NY (39.1)	(3)	OTC	Upstate NY	Thrift	287	S	5	12-31	11/95	19.81	48
GCBC	Green Co Bcrp MHC of NY (43.0)		OTC	Southeast NY	Thrift	272		6	06-30	12/98	35.49	73
ROME	Rome Bncp Inc MHC of NY (41.6)	(3)	OTC	Central NY	Thrift	262		4	12-31	10/99	33.29	143
JXSB	Jcksnville Bcp MHC of IL(45.6)		OTC	Central IL	Thrift	262		7	12-31	04/95	19.99	39
WCFB	Wbstr Cty Fed MHC of IA (38.5)		OTC	Central IA	Thrift	106	S	1	12-31	08/94	15.00	57
GOV	Gouverneur Bcp MHC of NY(42.4)		AMEX	Northern NY	Thrift	95		1	09-30	03/99	13.68	31

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 03/11/04

such companies form a good basis for the valuation of the Company. To the extent significant differences exist, valuation adjustments will be made accordingly.

On average, the Peer Group companies maintain a slightly higher level of capitalization relative to the universe of all public thrifts, and have lower profitability and return on equity. On a fully-converted basis, the Peer Group would have nearly twice the capital level and higher profitability, which would result in an even lower return on equity. The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully converted basis).

		MHC Peer Group	
	All Publicly-Traded	Reported Basis	Fully-Converted Basis(1)
Financial Characteristics (Averages)			
Assets ($Mil)	$2,489	$356	$413
Equity/Assets (%)	10.78%	12.32%	25.14%
Core Return on Assets (%)	0.66	0.59	0.65
Core Return on Equity (%)	6.79	4.54	2.46
Pricing Ratios (Averages)(2)			
Price/Core Earnings (x)	20.65x	44.05x	37.29x
Price/Book (%)	167.69%	254.21%	102.33%
Price/Assets (%)	18.37	30.82	25.49

(1) Pro forma basis.
(2) Based on market prices as of March 5, 2004.

The following sections present a comparison of ACFC's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for the Company and the Peer Group. The Company's pre-offering equity ratio of 8.7% of assets falls below the Peer Group

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2003

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Atlantic Coast Financial Corp.																				
December 31, 2003	1.8	5.9	87.3	78.6	12.2	0.0	8.7	0.5	8.1	0.0	11.46	-16.11	14.70	8.69	34.17	11.03	8.60	8.08	8.08	12.89
All Public Companies	4.9	24.1	66.5	67.3	20.1	0.6	10.5	0.6	9.9	0.0	7.69	9.45	6.65	6.68	13.08	3.65	3.22	9.45	9.27	16.64
All Public Companies	4.9	24.1	66.5	67.3	20.1	0.6	10.5	0.6	9.9	0.0	7.69	9.45	6.65	6.68	13.08	3.65	3.22	9.45	9.27	16.64
State of FL	3.2	17.3	75.4	68.1	20.4	1.7	8.2	0.4	7.8	0.0	13.19	8.92	14.40	11.19	21.45	8.46	8.65	8.16	8.24	14.29
Comparable Group Average	5.5	31.0	58.6	76.3	9.7	0.5	12.3	0.6	11.7	0.0	6.74	12.41	2.82	7.18	11.65	0.33	-0.92	11.76	11.02	21.84
Mid-Atlantic Companies	4.0	29.2	61.4	75.0	11.8	0.7	11.3	0.7	10.6	0.0	7.90	2.51	9.08	8.55	15.45	0.49	-1.27	9.94	9.94	18.96
Mid-West Companies	9.8	29.7	56.5	78.9	5.1	0.0	14.5	0.6	13.8	0.0	4.76	47.38	-12.41	5.94	0.26	0.54	0.41	20.89	13.72	29.02
Other Comparative Companies	7.4	45.8	42.4	80.0	4.2	0.0	15.2	0.0	15.2	0.0	2.61	11.73	-10.56	0.02	NM	-1.19	-1.19	0.00	0.00	0.00
Comparable Group																				
Mid-Atlantic Companies																				
ALLB Alliance Bank MHC of PA (20.0)	4.1	34.7	55.7	73.4	16.5	0.0	9.4	0.0	9.4	0.0	1.65	-10.38	11.58	2.13	-0.36	-0.16	-0.16	NM	NM	NM
BCSB BCSB Bankcorp MHC of MD (36.0)	3.0	38.2	54.5	84.2	4.9	3.4	6.7	0.4	6.3	0.0	10.14	43.33	-8.77	8.93	NM	-3.10	-3.11	8.00	8.00	16.07
GOV Gouverneur Bcp MHC of NY(42.4)	3.2	18.9	73.6	60.9	18.1	0.0	18.8	0.0	18.8	0.0	9.68	-25.82	25.48	6.94	28.36	2.26	2.26	18.10	18.10	33.90
GCBC Green Co Bcrp MHC of NY (43.0)	6.2	39.3	51.7	83.7	4.8	0.0	10.8	0.0	10.8	0.0	14.99	25.95	6.96	14.95	44.44	5.44	5.44	8.70	8.70	19.22
ONFC Oneida Fincl MHC of NY (45.7)	2.9	40.6	46.8	71.4	15.7	0.0	11.9	3.0	8.9	0.0	2.76	2.94	1.36	4.71	-8.30	5.77	5.86	7.83	7.83	13.20
PBHC Pathfinder BC MHC of NY (39.1)(1)	3.0	21.8	68.4	73.8	15.7	1.7	7.4	1.7	5.8	0.0	11.35	8.28	12.59	17.95	7.32	-7.99	-20.39	7.05	7.05	12.43
ROME Rome Bncp Inc MHC of NY (41.6)	5.4	11.1	79.3	77.6	6.9	0.0	14.0	0.0	14.0	0.0	4.74	-26.71	14.37	4.24	21.25	1.23	1.23	NM	NM	NM
Mid-West Companies																				
JXSB Jcksnville Bcp MHC of IL(45.6)	3.8	41.4	48.7	89.8	1.1	0.0	7.7	1.2	6.5	0.0	3.69	32.32	-14.49	4.24	0.52	-1.08	-0.82	NM	6.54	13.13
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	15.7	18.0	64.3	68.1	9.1	0.0	21.3	0.1	21.2	0.0	5.82	62.44	-10.33	7.64	0.00	2.17	1.65	20.89	20.89	44.91
New England Companies																				
WFD Westfield Finl MHC of MA(47.0)(1)	7.4	45.8	42.4	80.0	4.2	0.0	15.2	0.0	15.2	0.0	2.61	11.73	-10.56	0.02	NM	-1.19	-1.19	NM	NM	NM

(1) Financial information is for the quarter ending September 30, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

average of 12.3%; however, with the addition of offering proceeds, the pro forma capital position will exceed the Peer Group's ratio. Intangible assets were comparable for both the Company and the Peer Group, equal to 0.5% and 0.6%, respectively. The increased equity is anticipated to enhance ACFC's earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in the Company's return on equity ("ROE"), based on both reported and core earnings. Both the Company's and the Peer Group's current equity ratios reflect strong surpluses over regulatory capital requirements; and on a post-offering basis the Company's cushion over capital requirements will be enhanced.

The Company's asset composition reflects a comparatively higher concentration of loans to assets, at 87.3% versus a 58.6% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Company was lower than for the Peer Group (7.7% of assets versus 36.5% for the Peer Group). Overall, the Company's interest-earning assets ("IEA") approximated 94.0% of assets, which was lower than the comparative Peer Group ratio of 95.1%. The Company's lower IEA ratio reflects, in part, the Company's relatively large number of branches, investment in fixed assets, coupled with a comparable level of intangible assets in comparison to the Peer Group. On a pro forma basis, the Company's IEA will improve as the net proceeds are reinvested into IEA.

The Company's deposits equaled 78.6% of assets, which was above the Peer Group average of 76.3%. Borrowings were utilized to a lesser degree by the Peer Group, at 9.7% versus the ACFC's ratio of 12.2%. Total interest-bearing liabilities ("IBL") maintained by ACFC and the Peer Group, equaled 90.8% and 86.0% of assets, respectively. The ratio of IBL will be reduced on a post-offering basis as the Company funds a greater portion of its operations out of capital.

ACFC posted a higher annual asset growth than the Peer Group, at 11.46% and 6.74%, respectively. The Company's comparatively faster growth is attributable to relatively strong loan growth, reflecting the Company's efforts to leverage capital and take advantage of the expanded lending powers (both from a product and geographic standpoint) following the Charter Conversion. Over this same period, the Company's loans increased 14.70% versus 2.82% for the

Peer Group on average, with the Company's faster loan growth being attributable to both strong origination levels which were supplemented by purchases. The Peer Group's asset growth may be reflective of their efforts to undertake wholesale leveraging of their comparatively strong capital ratios, as growth of investments was higher in comparison to both the industry average and the Company.

The growth rate of both deposits and borrowings for the Company exceeded the Peer Group average as ACFC sought to fund asset growth. Specifically, the annual growth rate for deposits was 8.69% versus an average of 7.18% for the Peer Group. The growth rate for borrowings was comparatively stronger for the Company, equaling 34.17% versus 11.65% for the Peer Group on average.

The Company's equity increased 11.03%, versus 0.33% for the Peer Group. The Peer Group's more limited equity growth, notwithstanding comparable profitability, reflects dividend and capital management strategies. On a post-offering basis, the Company's capital growth rate is expected to decline due to the increased equity level and marginal short-term net proceeds reinvestment benefit.

Income and Expense Components

Table 3.3 displays comparative statements of operations for the Company and the Peer Group. ACFC and the Peer Group reported net income to average assets ratios of 0.91% and 0.61%, respectively. The Company's operations reflect a relatively favorable level of net interest income and fee income, the benefits of which are offset by a comparatively higher level of operating expenses and loan loss provisions. Moreover, reported earnings for ACFC were supported by non-operating gains on sale while the Peer Group's earnings primarily consisted of core earnings elements.

The Company's relatively strong interest income ratio relative to the Peer Group supported its stronger ratio of net interest income to average assets, notwithstanding a higher ratio of interest expense. The Company's higher interest income ratio was realized through its higher ratio of loans, which supported a higher yield on interest-earning assets (6.91% for the Company versus 5.56% for the Peer Group). The Company's modestly higher interest expense

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2003

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Atlantic Coast Financial Corp.																			
December 31, 2003	0.91	6.43	2.43	4.00	0.87	3.13	0.00	0.00	1.01	1.01	3.28	0.00	0.54	0.00	6.91	2.95	3.96	2,988	35.20
All Public Companies	0.83	5.29	2.27	3.02	0.17	2.85	0.06	0.00	0.57	0.63	2.50	0.02	0.29	0.00	5.42	2.54	2.88	4,506	34.59
All Public Companies	0.83	5.29	2.27	3.02	0.17	2.85	0.06	0.00	0.57	0.63	2.50	0.02	0.29	0.00	5.42	2.54	2.88	4,506	34.59
State of FL	0.96	5.27	2.27	3.00	0.16	2.84	0.05	0.10	1.23	1.38	2.84	0.00	0.11	0.03	5.52	2.55	2.97	5,192	35.60
Comparable Group Average	0.61	5.31	2.03	3.28	0.20	3.08	0.03	0.00	0.63	0.66	2.91	0.01	0.04	0.00	5.56	2.36	3.20	3,129	30.61
Mid-Atlantic Companies	0.61	5.37	1.98	3.39	0.15	3.24	0.02	0.01	0.73	0.76	3.16	0.01	0.04	0.00	5.65	2.27	3.37	3,120	27.24
Mid-West Companies	0.74	5.46	2.28	3.18	0.43	2.75	0.08	-0.01	0.45	0.52	2.42	0.02	0.12	0.00	5.67	2.74	2.93	3,152	35.63
Other Comparable Companies	0.35	4.60	1.87	2.73	0.09	2.64	0.01	0.00	0.26	0.00	2.14	0.00	-0.08	0.00	4.78	2.23	2.55	0	49.18
Comparable Group																			
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)	0.58	5.31	2.26	3.05	0.13	2.92	0.01	0.04	0.32	0.36	2.68	0.00	0.00	0.00	5.60	2.52	3.08	NM	3.31
BCSB BCSB Bankcorp MHC of MD (36.0)	0.16	5.05	2.48	2.57	0.20	2.37	0.03	0.01	0.15	0.19	2.39	0.01	0.08	0.00	5.21	2.74	2.47	3,773	31.07
GOV Gouverneur Bcp MHC of NY(42.4)	0.78	5.86	2.00	3.86	0.09	3.77	0.00	-0.05	0.32	0.27	2.84	0.00	0.08	0.00	6.04	2.55	3.49	3,059	38.35
GCBC Green Co Bcrp MHC of NY (43.0)	0.97	5.14	1.49	3.65	0.08	3.57	0.00	0.00	1.03	1.04	3.21	0.00	0.01	0.00	5.28	1.69	3.59	3,198	30.96
ONFC Oneida Fincl MHC of NY (45.7)	0.74	4.91	1.94	2.97	0.13	2.84	0.00	0.00	2.32	2.32	4.40	0.02	0.27	0.00	5.41	2.22	3.20	2,780	26.89
PBHC Pathfinder BC MHC of NY (39.1)(1)	0.48	5.59	2.26	3.33	0.24	3.09	0.09	0.03	0.47	0.59	3.17	0.06	0.19	0.00	6.01	2.52	3.49	2,791	26.20
ROME Rome Bncp Inc MHC of NY (41.6)	0.59	5.72	1.40	4.33	0.20	4.13	0.00	0.00	0.53	0.54	3.42	0.00	-0.35	0.00	5.97	1.66	4.31	NM	33.88
Mid-West Companies																			
JXSB Jcksnville Bcp MHC of IL(45.6)	0.32	4.98	2.22	2.76	0.80	1.96	0.15	-0.01	0.54	0.69	2.76	0.03	0.22	0.00	5.28	2.44	2.83	2,219	NM
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	1.16	5.94	2.34	3.60	0.06	3.54	0.00	0.00	0.35	0.35	2.08	0.01	0.01	0.00	6.06	3.03	3.03	4,085	35.63
New England Companies																			
WFD Westfield Finl MHC of MA(47.0)(1)	0.35	4.60	1.87	2.73	0.09	2.64	0.01	0.00	0.26	0.27	2.14	0.00	-0.08	0.00	4.78	2.23	2.55	NM	49.18

(1) Financial information is for the quarter ending September 30, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

ratio, 2.43% versus 2.03% of average assets for the Peer Group, reflects the Company's higher IBL ratio, and higher use of borrowings and the impact of ACFC's growth strategy on its retail funding costs. ACFC's interest expense ratio is expected to diminish on a pro forma basis, as the conversion proceeds will represent interest-free funds for the Company (the Company's cost of funds equaled 2.95% versus 2.36% for the Peer Group on average).

Non-interest income equaled 1.01% of average assets for ACFC versus an average of 0.66% for the Peer Group. The Company's non-interest income ratio is comparatively higher, primarily reflecting the high level of fee income generated through the Company's deposit accounts and large ATM network. The Company recently sold its credit card portfolio with a principal balance of approximately $13.0 million for a $2.6 million gain, which is reflected as a non-operating income item for purposes of this analysis. In the future, ACFC expects that interchange income (and expense) will diminish as a result of the sale of the credit card portfolio.

The operating expense ratios for ACFC and the Peer Group were 3.28% and 2.91%, respectively, while intangible amortization was relatively nominal for both. As noted in Section One, several factors have caused ACFC to operate with a high operating expense ratio including the additional compensation, marketing, and other costs related to the growth and expansion plans. In particular, operating costs have increased as a result of the costs related to the acquisition of branches and the related staffing costs. Additionally, the Company has incurred expenses as it sought to resolve problem assets (including the related litigation costs) and bolster its staff and credit administration processes and procedures in response to the Resolution adopted in May 2003. On a post-offering basis, ACFC's operating expenses can be expected to increase with the stock benefit plans and cost of operating as a public company, but will be seeking to leverage its overhead and infrastructure through future balance sheet growth.

ACFC's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 65.4% is more favorable than the Peer Group's ratio of 73.9%. On a post-offering basis, the Company's efficiency ratio may improve marginally. Thus, the Company's efficiency ratio is expected to remain at an advantage. Importantly, the efficiency ratio does not include the impact of loan loss provisions which have adversely impacted the Company's operating results as noted below.

Loan loss provisions for the Company were well above the Peer Group average, amounting to 0.87% and 0.20% of average assets for ACFC and the Peer Group, respectively. The higher level of loan loss provisions for the Company in recent periods in comparison to the Peer Group reflects: (1) the high growth in total loans, including income producing property loans; and (2) the Company's limited experience historically with respect to income producing property lending and the higher risk profile of such lending. Additionally, recent loan loss provisions also reflect the increase in NPAs, including reserves allocated to specific problem loans included in the balance of classified assets.

Non-operating income of 54 basis points for ACFC consisted primarily of gains on the sale of the credit card portfolio, as well as gains on the sale of investment securities net of losses on foreclosed assets. The Peer Group reported net non-operating income equal to 0.04% of average assets, which was largely comprised of gains on the sale of loans and investments. The gain on the sale of the credit card loans (which comprises the bulk of non-operating items) is believed to be a one-time event, and, thus is not viewed as being a recurring source of income. Accordingly, they will be excluded from the calculation of the core valuation earnings base.

The Company's effective tax rate for the last 12 months of 35.2% is modestly above the Peer Group average of 30.6%. The Company expects that its effective tax rate will continue to approximate the recent historical level in fiscal 2004, and thus remain at a comparative disadvantage relative to the Peer Group.

Loan Composition

ACFC's loan portfolio reflects a comparatively greater concentration of 1-4 family residential mortgage loans and MBS, which aggregated to 55.7% of assets and 46.3% of assets for the Company and the Peer Group, respectively (see Table 3.4). Loans secured by permanent 1-4 family residential mortgage loans equaled 55.5% of assets for the Company versus 35.2% on average for the Peer Group, while MBS comprised 0.3 and 11.2%, respectively.

ACFC's lending activities show greater diversification in the areas of multi-family and commercial mortgage lending, construction and non-mortgage consumer lending. Specifically, multi-family and commercial mortgage loans represented 12.8% of assets as compared to only

10.8% for the Peer Group, construction loans equaled 6.1% of assets for the Company versus 1.2% for the Peer Group while consumer loans equaled 13.6% of assets for the Company as compared to 4.5% for the Peer Group on average. Conversely, the Peer Group maintained a modest business loan portfolio (5.9% of assets), while the Company was not significantly engaged in this lending area. The Company's more significant diversification into higher risk types of lending coupled with its greater investment in loans overall translated into higher risk-weighted-assets ratio compared to the Peer Group (68.97% versus 55.76% for the Peer Group).

Credit Risk

The Company maintains higher credit risk exposure in comparison to the Peer Group, based both on the nature of its asset composition and taking into consideration more objective measures such as key asset quality ratios. The Company reported a higher NPAs/assets ratio than the Peer Group, at 1.73% of assets and 0.71% of assets, respectively (see Table 3.5). Likewise, non-performing loans as a percent of total loans were above the Peer Group average (1.71% and 0.82%, respectively). Reserve coverage in relation to non-performing loans and assets was less favorable for the Company, equaling 87.13% versus an average of 226.76% for the Peer Group. Reserve coverage in relation to NPAs was also lower for the Company, equal to 49.02% versus an average of 223.33% for the Peer Group. The Company has experienced higher net loan chargeoffs (0.54% of loans versus an average of 0.37% for the Peer Group) in comparison to the Peer Group. However, the Company's reserve ratio in relation to total loans was higher than for the Peer Group.

In addition to the Company's greater credit risk exposure as measured these objective measures, the nature of the Company's loan portfolio, including the high proportion of income producing property loans and the limited seasoning of a significant portion of the portfolio, coupled with the recent increase in classified assets and NPAs tends to increase the overall credit risk profile in comparison to the Peer Group.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2003

	Portfolio Composition as a Percent Assets								
Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Atlantic Coast Financial Corp.	0.26	55.46	6.13	12.83	0.52	13.57	68.97	0	0
All Public Companies	12.09	36.66	4.67	15.62	4.33	4.09	60.31	700,284	7,267
All Public Companies	12.09	36.66	4.67	15.62	4.33	4.09	60.31	700,284	7,267
State of FL	10.22	43.91	10.65	13.74	2.53	4.35	63.99	222,535	2,290
Comparable Group Average	11.15	35.17	1.24	10.81	5.90	4.71	55.76	35,603	183
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)	6.79	21.12	2.92	28.11	1.01	1.50	59.47	0	0
BCSB BCSB Bankcorp MHC of MD (36.0)	19.14	31.73	1.93	8.14	13.20	0.65	51.50	22,195	0
GOV Gouverneur Bcp MHC of NY(42.4)	10.27	51.43	0.21	3.78	9.98	3.56	55.36	0	0
GCBC Green Co Bcrp MHC of NY (43.0)	21.19	39.76	1.00	4.71	1.84	1.99	47.58	0	0
JXSB Jcksnville Bcp MHC of IL(45.6)	0.99	26.26	1.75	7.85	4.89	8.13	54.74	159,542	1,168
ONFC Oneida Fincl MHC of NY (45.7)	8.34	23.15	0.26	7.48	9.42	7.89	60.75	93,055	352
PBHC Pathfinder BC MHC of NY (39.1)(1)	10.64	48.32	2.24	10.04	1.39	6.07	61.91	41,546	225
ROME Rome Bncp Inc MHC of NY (41.6)	1.45	37.87	0.87	20.32	11.34	7.21	65.44	3,001	0
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	1.70	57.38	0.83	2.86	2.61	0.74	46.70	0	0
WFD Westfield Finl MHC of MA(47.0)(1)	30.97	14.70	0.43	14.80	3.26	9.35	54.17	36,693	82

(1) Financial information is for the quarter ending September 30, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2003 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Atlantic Coast Financial Corp.	0.22	1.73	1.71	1.49	87.13	49.02	2,337	0.54
All Public Companies	0.11	0.67	0.78	1.03	205.65	176.36	309	0.18
All Public Companies	0.11	0.67	0.78	1.03	205.65	176.36	309	0.18
State of FL	0.06	0.54	0.60	0.84	281.75	226.08	248	0.06
Comparable Group Average	0.13	0.71	0.82	1.02	226.76	223.33	257	0.37
Comparable Group								
ALLB Alliance Bank MHC of PA (20.0)	0.69	2.27	NA	1.28	NA	31.76	996	0.00
BCSB BCSB Bankcorp MHC of MD (36.0)	0.02	0.08	0.12	0.71	599.30	459.36	303	0.34
GOV Gouverneur Bcp MHC of NY(42.4)	0.12	0.90	1.05	0.94	89.35	77.73	17	0.10
GCBC Green Co Bcrp MHC of NY (43.0)	0.00	0.16	0.32	0.85	268.46	268.46	21	0.06
JXSB Jcksnville Bcp MHC of IL(45.6)	0.20	1.46	2.41	1.69	70.04	57.11	863	2.63
ONFC Oneida Fincl MHC of NY (45.7)	0.03	0.06	0.07	1.05	NA	807.25	151	0.31
PBHC Pathfinder BC MHC of NY (39.1)(1)	0.13	0.96	1.24	0.88	70.83	61.55	2	0.00
ROME Rome Bncp Inc MHC of NY (41.6)	0.08	0.61	NA	0.86	NA	112.50	105	0.21
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	0.05	0.38	NA	0.56	NA	95.04	34	-0.02
WFD Westfield Finl MHC of MA(47.0)(1)	0.00	0.22	0.51	1.33	262.56	262.56	75	0.09

(1) Financial information is for the quarter ending September 30, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure. From a balance sheet perspective, ACFC's lower pre-conversion capital position and lower IEA/IBL ratio suggest higher exposure. On a post-conversion basis, these ratios should improve relative to the Peer Group. In the absence of comparability in timely interest rate risk reporting and methodology, we reviewed quarterly changes in the net interest income ratio. In general, the quarterly fluctuations in the Company's net interest income ratio have approximated to modestly exceeded the Peer Group average. Moreover, the Company's net interest income ratio should stabilize to some degree following the conversion, given the initial expected proceeds reinvestment strategy (primarily short-to-intermediate term investment securities).

There is one characteristic of the Company's operations which may serve to increase the Company's interest risk exposure in relation to the Peer Group. In this regard, the Company prices its deposits in the upper end of the competitive range with the objective of achieving its growth targets. Thus, its deposits may potentially be more rate sensitive than deposits which are priced comparably to the market average.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of ACFC. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2003 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 12/31/03	09/30/03	06/30/03	03/31/03	12/31/02	09/30/02
Atlantic Coast Financial Corp.	8.1	104.6	5.0	-9	-13	-24	-5	11	-4
All Public Companies	9.8	107.8	4.4	6	-5	-8	-8	-6	1
All Public Companies	9.8	107.8	4.4	6	-5	-8	-8	-6	1
State of FL	7.8	106.5	4.1	12	-3	-11	4	-4	-4
Comparable Group Average	11.7	110.3	5.0	4	-7	-17	-4	-6	8
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)	9.4	105.2	5.5	-3	26	-22	-9	21	-6
BCSB BCSB Bankcorp MHC of MD (36.0)	6.3	103.4	4.4	3	-35	-35	-3	-31	39
GOV Gouverneur Bcp MHC of NY(42.4)	18.8	121.2	4.2	22	1	-16	22	-51	12
GCBC Green Co Bcrp MHC of NY (43.0)	10.8	109.9	2.8	13	1	-11	4	-13	4
JXSB Jcksnville Bcp MHC of IL(45.6)	6.5	103.4	6.0	19	-17	-29	-1	-16	-9
ONFC Oneida Fincl MHC of NY (45.7)	8.9	103.7	9.7	-5	-6	0	-5	6	35
PBHC Pathfinder BC MHC of NY (39.1)(1)	5.8	102.2	6.8	NA	-16	-10	6	3	-5
ROME Rome Bncp Inc MHC of NY (41.6)	14.0	113.4	4.2	-17	-5	-14	-16	51	-5
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	21.2	127.0	1.9	NA	-0	-20	-30	-17	20
WFD Westfield Finl MHC of MA(47.0)(1)	15.2	113.5	4.4	NA	-17	-14	-12	-15	-3

(1) Financial information is for the quarter ending September 30, 2003.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine ACFC's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state Companying agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the offering process, RP Financial will: (1) review changes in the Company's operations and financial condition; (2) monitor the Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including ACFC's value, the market value of the stocks of public MHC institutions, or ACFC's value alone. To the extent a change in factors impacting the Company's value can be

reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of ACFC coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. The Company's asset composition includes a higher proportion of loans overall, with both 1-4 family mortgage loans and high risk weight loans (including multi-family and commercial mortgage loans, construction loans and consumer loans), exceeding the Peer Group average. The Company's higher ratio of loans and the loan portfolio composition supported the comparatively higher loan yields generated by the Company. The Peer Group is currently supplementing retail deposits with modestly lower borrowings utilization, while the Company currently relies more heavily on borrowed funds. The Company's ratio of IEA/IBL will improve on a post-offering basis, thereby diminishing its current disadvantage. One other disadvantage relative to the Peer Group is that balance sheet growth has been funded with deposits at premium rates which can potentially increase the sensitivity of the Company's cost of funds to changing interest rates.

- Credit Quality. The Company's credit risk profile is less favorable than the Peer Group based both on the nature of its asset composition and taking into consideration more

objective measures such as key asset quality ratios. In this regard, ACFC operates with a higher level of NPAs with an adverse trend with regard to the level of classified assets. Moreover, reserve coverage in comparison to NPAs is lower than the Peer Group while chargeoffs are higher. The Company has been subject to regulatory criticism with respect to its income producing property lending operations and while management believes that it has addressed the areas perceived to be deficient, the majority of the loan portfolio was underwritten pursuant to the prior standards. Last, the limited seasoning of a significant segment of the rapidly growing mortgage loan portfolio (including the income property lending) and higher risk-weighted assets ratio are other risk factors in comparison to the Peer Group.

- Balance Sheet Liquidity. The Company currently maintains a lower level of cash, investments and MBS. Substantially all of the Company's investments are designated "available for sale" but the balances are limited. The infusion of the stock proceeds will initially increase the Company's level of liquid assets pending investment of the proceeds into loans and other longer-term investments. Both the Company and the Peer Group appear to have ample borrowing capacity, although ACFC employs borrowed funds to a slightly greater extent currently.

- Equity Capital. The Company's pro forma equity capital ratio will exceed the Peer Group average, which should support its current growth objectives.

On balance, we have made a slight downward adjustment for the Company's financial condition on a pro forma basis relative to the Peer Group for a perceived higher credit risk profile and less earnings power from its balance sheet despite a higher proportion of assets in loans.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company is more profitable than the Peer Group, primarily owing to a high level of non-operating income (i.e., gains on the sale of the credit card portfolio).

- Core Earnings. On a core basis, adjusting for non-operating items for both, the Company's core profitability falls below the Peer Group average as ACFC's earnings were supported by a non-operating gain on the sale of the credit card portfolio while

the Peer Group's earnings were largely comprised of recurring elements. In this regard, the Company reported higher operating expenses and loan loss provisions which were partially mitigated by ACFC's favorable level of net interest income and fee income. On a pro forma basis, the Company's earnings will be enhanced with the reinvestment of the net offering proceeds, which will be offset by the expense attributable to the stock benefit plans. Thus, the Company remains at a comparative profitability disadvantage.

- Credit Risk. Loss provisions had a greater impact on the Company's profitability for the past year and the Company's NPA/assets ratio and non-performing loans/loans ratio are higher in comparison to the Peer Group. Moreover, limited seasoning of the Company's growing mortgage loan portfolio, which includes a higher proportion of 100% risk-weight multi-family, commercial mortgage and construction loans, and lower level of loss reserves in comparison to NPAs and nonperforming loans suggests a higher credit risk profile. Also, the Company has experienced a higher level of chargeoffs relative to the Peer Group.

- Interest Rate Risk. Quarterly changes in the Company's net interest income to average assets ratios indicated a relatively comparable degree of volatility associated with the Company's net interest margin. The Company's interest rate sensitivity may be increased in comparison to the Peer Group by a deposit generation strategy which is focused on paying highly competitive rates. Other measures of interest rate risk, such as capital ratios and IEA/IBL ratios reflected greater risk exposure for the Company while ACFC maintained a comparable level of non-interest earning assets. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds, thereby lessening its exposure.

- Earnings Growth Potential. Reinvestment of the net proceeds should result in increases in net interest income over time, especially as funds are reinvested into whole loans (assuming the Company is able to limit credit-related losses). The Company's faster historical balance sheet growth relative to the Peer Group also suggests faster earnings growth potential. Moreover, targeted growth will be facilitated by the Company's pro forma capital position. At the same time, earnings growth may be impacted by the asset quality issues noted above.

- Return on Equity. Following the infusion of the Offering proceeds, the Company's pro forma capital position (consolidated with the holding company) will exceed the Peer Group's equity-to-assets ratio. Coupled with the ACFC's lower pro forma ROA, the Company's pro forma core ROE is anticipated to remain below the Peer Group average over the intermediate term.

Overall, we concluded that a slight upward valuation adjustment for profitability, growth and viability of earnings was appropriate. The immediate negative factors in the Company's earnings profile tended to be offset by the potential earnings power of the reinvested capital and future leverage potential.

3. Asset Growth

The Company's asset growth was higher than Peer Group's during the period covered in our comparative analysis (positive 11.5% versus positive 6.7% for the Peer Group). On a pro forma basis, the Company's equity-to-assets ratio will be above the Peer Group's ratio, indicating a greater level of leverage capacity for ACFC. The demographic characteristics of the Company's markets diverged with ACFC's Jacksonville area markets (Duval County) showing favorable population and income characteristics while the Waycross area market (Ware County) were less favorable. Taking into consideration the Company's greater historical growth and emphasis on achieving future growth in the expanding Jacksonville market, we have applied a slight upward adjustment for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The majority of the Company's loans and deposits are generated in Ware County, Georgia, and Duval County, Florida; whereas the former has a relatively small population base and limited growth characteristics, the latter has realized relatively favorable economic and demographic trends in comparison to the Peer Group.

Overall, the average characteristics of the Peer Group's markets generally fell within the range reflected for ACFC's principal markets. Specifically, the Peer Group's markets were moderately sized in terms of total population in comparison to the relatively small market represented by Ware County and the relatively large market represented by Duval County. Likewise, growth rates for the Peer Group's markets fell within the range exhibited by Ware and Duval Counties. Income levels were above the Peer Group average for Duval County but below the average for Ware County. Similarly, the Peer Group's deposit market share and average unemployment rate fell within the range exhibited by ACFC's principal markets. On balance, we concluded that no adjustment was required for the Company's market area.

Table 4.1
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2003 (000)	Proj. Pop. 2008	2000-2003 % Change	2003-2008 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)	Unemployment Rate
Alliance Bank MHC of PA	Delaware	551	551	551	0.1%	0.0%	30,077	121.2%	4.0%	4.7%
BCSB Bankcorp MHC of MD	Baltimore	754	770	795	2.0%	3.2%	30,456	103.0%	3.3%	4.8%
Gouverneur Bancorp of NY	St. Lawrence	112	111	111	-0.4%	-0.8%	17,729	65.2%	4.9%	6.9%
Greene Co. Bancorp MHC of NY	Greene	48	49	50	1.0%	1.7%	21,243	78.2%	27.8%	3.9%
Jacksonville SB MHC of IL	Morgan	37	37	37	1.8%	-0.1%	20,359	78.4%	29.2%	4.8%
Oneida Financial MHC of NY	Madison	69	71	72	1.8%	1.7%	22,252	81.9%	37.2%	5.4%
Pathfinder Bancorp MHC of NY	Oswego	122	122	123	0.0%	0.1%	18,959	69.8%	22.9%	8.3%
Rome Bancorp MHC of NY	Oneida	235	233	229	-1.1%	-1.5%	20,966	77.2%	6.3%	4.4%
Westfield Financial Inc of MA	Hampden	456	457	458	0.1%	0.4%	22,870	72.9%	10.9%	6.5%
Webster City Fed. Bancorp MHC of IA	Hamilton	16	16	16	-0.1%	0.3%	21,593	95.6%	23.7%	4.0%
	Averages:	**240**	**242**	**244**	**0.5%**	**0.5%**	**22,650**	**84.3%**	**17.0%**	**5.4%**
	Medians:	**117**	**117**	**117**	**0.1%**	**0.2%**	**21,418**	**78.3%**	**16.9%**	**4.8%**
Atlantic Coast Financial Corporation										
Ware County, Georgia		**35**	**35**	**35**	**-0.3%**	**-0.3%**	**16,766**	**69.1%**	**25.1%**	**3.9%**
Duval County, Florida		**779**	**816**	**871**	**1.6%**	**1.3%**	**23,046**	**95.6%**	**1.4%**	**5.4%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: CACI, SNL Financial

5. <u>Dividends</u>

The Company has indicated its intention to pay an annual cash dividend. However, the amount and timing of any dividends has not yet been determined. The future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All 10 of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.83% to 4.53%. The average dividend yield on the stocks of the Peer Group institutions equaled 1.99% as of March 5, 2004 (see Table 4.4). As of March 5, 2004, approximately 90% of all publicly-traded thrifts (non-MHC institutions) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.07% and an average payout ratio of 38.54%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Our valuation adjustment for dividends for ACFC as an MHC also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Company will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (eight of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent ACFC's pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

In light of the Company's stated intention to pay a dividend and given the Company's capacity to pay a dividend comparable to the Peer Group, based on its relatively greater pro forma capitalization offset by initially lower level of pro forma profitability, we concluded that no adjustment was warranted for purposes of dividends relative to the Peer Group.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two Peer Group companies trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $10.9 million to $116.8 million as of March 5, 2004, with average and median market values of $34.9 million and $28.9 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.8 million, with average and median shares outstanding of 1.5 million and 992,000, respectively. The Company's minority stock offering is expected to result in shares outstanding and market capitalization that will be above the Peer Group average and median. Accordingly, we anticipate that the liquidity in the Company's stock will be modestly greater relative to the Peer Group companies' stocks. Additionally, it is anticipated that the Company's stock will be listed on NASDAQ, which would further enhance the liquidity in the Company's stock. Overall, we concluded that a slight upward adjustment was warranted for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial

data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. War fears and the uncertain outlook for the economy pulled stocks lower through most of February 2003 and into early-March, as blue chip stocks dropped to a five-month low during the first week of March. Comparatively, the commencement of war with Iraq produced a rally in the stock market, amid initial expectations that a conflict in Iraq would end quickly. However, the rally was not sustained, as stocks declined at the close of the first quarter on renewed worries about the economy and fears that the war in Iraq could be longer and more difficult than investors had initially anticipated.

Stocks rebounded at the start of the second quarter on news of U.S. war successes in Iraq. As investors shifted their focus from the war to first quarter earnings, the broader stock market settled into a narrow trading in mid-April 2003 and then rallied higher through the end of April and into early-May. Generally better than expected first quarter earnings and increasing investor optimism that the end of the war with Iraq would lead to a recovery in the economy and improved corporate profits supported the rally. Technology stocks posted the strongest gains during the rally, as the NASDAQ Composite Index ("NASDAQ") moved to a five-month high in early-May. The broader stock market sustained a positive trend through the second half of May and into early-June 2003, as the Dow Jones Industrial Average ("DJIA") moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back following an earnings warning from Motorola and news of a shake-up in Freddie Mac's top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Stocks eased lower at the close of the second quarter largely on profit taking.

The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Generally upbeat second quarter earnings and more signs of an economic upturn provided for a positive trend in the broader stock market in mid- and late-July, as the DJIA posted its fifth straight monthly gain. Economic data that showed a strengthening economy, particularly in the manufacturing sector, sustained the upward momentum in stocks through August and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 8.2% in the third quarter, as well as the Federal Reserve's statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and into early-March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. As an indication of the general trends in the nation's stock markets over the past year, as of March 5, 2004, the DJIA closed at 10595.55, an increase of 36.9% from one year ago and the NASDAQ closed at 2047.63, an increase of 56.9% from one year ago. The Standard & Poors 500 Index closed at 1156.86 on March 5, 2004, an increase of 39.6% from one year ago.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated in conjunction with the broader market. Thrift issues traded in a narrow range throughout February 2003 and into mid-March, thereby outperforming the broader market. The stronger performance exhibited by thrift stocks continued to be supported by the relatively low risk characteristics associated with residential lenders, as well as the general earnings benefit of operating in a low interest rate environment with a relatively steep yield curve. Thrift stocks remained fairly stable at close of the first quarter, exhibiting far less volatility compared to the boarder stock market that produced dramatic day-to-day swings as investors reacted to the most recent news on the war's direction.

Financial stocks eased higher at the beginning of the second quarter, as positive news on the war with Iraq lifted stocks in general. First quarter earnings that were generally in-line with expectations sustained the positive trend in thrift issues through early-May, as thrift stocks participated in the broader stock market rally. With the exception of acquisition-related price movements, thrift stocks settled into a narrow trading range in mid-May. Thrift stocks participated in the broader stock market rally in late-May and the first half of June 2003, largely on the basis of recent deal activity in the thrift sector and some favorable economic data. Freddie Mac's management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader stock

market. Profit taking pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp's announced acquisition of Roslyn Bancorp.

The rally in the broader stock market combined with acquisition speculation in certain regional markets lifted thrift issues higher at the beginning of the third quarter of 2003. Thrift issues traded in a narrow range through most of July, reflecting mixed earnings in the sector. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August, as investors rotated into sectors that were expected to benefit from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve's decision to leave interest rates unchanged at its mid-September meeting.

After following the broader stock market lower in late-September 2003, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America's announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation of thrifts. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest

rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. On March 5, 2004, the SNL Index for all publicly-traded thrifts closed at 1,621.5, an increase of 49.4% from one year ago.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift is at a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2003 and in the first quarter of 2004 have generally been well received, although the total number of offerings completed have been somewhat limited. As shown in Table 4.2, two second-step conversion offerings and two mutual holding company offering were completed during the past three months. The second-step conversion offerings are considered to be less relevant for our analysis. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/B ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks.

Cheviot Financial completed its minority stock issuance on January 6, 2004. Cheviot Financial's fully-converted pro forma price/tangible book ratio at closing equaled 81.9% and pro forma core price/earnings ratio equaled 42.1 times. Cheviot Financial traded up by 33.5% after the first week of trading and based on its closing market price as of March 5, 2004, it was trading at 179.4% P/TB on a reported basis and had a fully converted P/TB ratio equal to 97.0%.

Clifton Saving Bancorp completed its minority stock issuance on March 4, 2004. Clifton Savings Bancorp's fully-converted pro forma price/tangible book ratio at closing equaled 90.5% and pro forma core price/earnings ratio equaled 64.5 times. Clifton Savings Bancorp traded up by 29.6% after the first two trading days through the March 5, 2004, valuation date. Based on its closing market price as of March 5, 2004, it was trading at 209.0% P/TB on a reported basis and had a fully converted P/TB ratio equal to 105.1%.

C. The Acquisition Market

Also considered in the valuation was the potential impact on the Company's stock price of recently completed and pending acquisitions of other savings institutions operating in Florida and Georgia. As shown in Exhibit IV-5, there have been 6 acquisitions of Florida and Georgia-based savings institutions completed or announced between the beginning of 2002 through year-to-date 2004 (and many more bank acquisitions). We also considered the acquisition prospects for the Company including the acquisition prospects following a second step conversion as well as the potential for a remutualization within current regulatory guidelines. In this regard, we believe that remutualization transactions have positively impacted the pricing of all mutual holding companies (including the Peer Group) and that the Company's pro forma pricing would be similarly impacted by the potential for a remutualization transaction. However, the Company's current plan is to remain independent.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Second Step Conversions																														
Synergy Financial Group, Inc	NJ	1/21/2004	SYNF-NASDAQ	$ 591	6.64%	0.07%	733%	$ 70.4	57%	132%	1.6%	N.A	N.A	8.0%	4.0%	0.1%	0.00%	124.3%	42.5x	19.1%	0.5%	15.4%	2.9%	$10.00	$10.81	8.1%	$10.80	8.0%	$10.79	7.9%
Provident Bancorp, Inc.*	NY	1/15/2004	PBCP-NASDAQ	$ 1,544	10.25%	0.28%	236%	$195.7	56%	132%	1.7%	C/S	4.0%	5.0%	4.0%	1.6%	1.40%	150.0%	34.6x	23.0%	0.7%	15.4%	4.3%	$10.00	$11.50	15.0%	$11.15	11.5%	$11.51	15.1%
Averages - Second Step Conversions:				$ 1,068	8.45%	0.18%	484%	$133.0	56%	132%	1.6%	NA	NA	6.5%	4.0%	0.9%	0.70%	137.2%	38.5x	21.1%	0.6%	15.4%	3.6%	$ 10.00	$11.16	11.6%	$ 10.98	9.8%	$11.15	11.5%
Medians - Second Step Conversions:				$ 1,068	8.45%	0.18%	484%	$133.0	56%	132%	1.6%	NA	NA	6.5%	4.0%	0.9%	0.70%	137.2%	38.5x	21.1%	0.6%	15.4%	3.6%	$ 10.00	$11.16	11.6%	$ 10.98	9.8%	$ 11.15	11.5%
Mutual Holding Company Conversions																														
Clifton Savings Bancorp, Inc.	NJ	3/4/2004	CSBK-NASDAQ	$ 636	11.93%	0.00%	NM	$137.4	45%	132%	2.3%	N.A	N.A	8.0%	7.2%	0.4%	0.00%	90.5%	64.5x	34.0%	0.5%	25.3%	1.9%	$10.00	$12.25	22.5%	$12.96	29.6%	$12.96	29.6%
Cheviot Financial Corp.*	OH	1/6/2004	CHEV-NASDAQ	$ 246	15.11%	0.03%	900%	$ 43.9	45%	132%	3.5%	C/S	1.0%	8.0%	4.0%	3.2%	2.00%	81.9%	42.1x	30.1%	0.7%	36.7%	2.0%	$10.00	$13.32	33.2%	$13.35	33.5%	$13.42	34.2%
Averages - Mutual Holding Company Conversions:				$ 441	13.52%	0.02%	900%	$ 90.6	45%	132%	2.9%	NA	NA	8.0%	5.6%	1.8%	1.00%	86.2%	53.3x	32.0%	0.6%	31.0%	1.9%	$ 10.00	$12.79	27.9%	$ 13.16	31.6%	$13.19	31.9%
Medians - Mutual Holding Company Conversions:				$ 441	13.52%	0.02%	900%	$ 90.6	45%	132%	2.9%	NA	NA	8.0%	5.6%	1.8%	1.00%	86.2%	53.3x	32.0%	0.6%	31.0%	1.9%	$ 10.00	$12.79	27.9%	$ 13.16	31.6%	$13.19	31.9%
Averages - All Conversions:				$ 754	10.98%	0.10%	623%	$111.8	51%	132%	2.3%	NA	NA	7.3%	4.8%	1.3%	0.85%	111.7%	45.9x	26.6%	0.6%	23.2%	2.8%	$10.00	$11.97	19.7%	$12.07	20.7%	$12.17	21.7%
Medians - All Conversions:				$ 614	11.09%	0.05%	733%	$103.9	50%	132%	2.0%	NA	NA	8.0%	4.0%	1.0%	0.70%	107.4%	42.3x	26.6%	0.6%	20.3%	2.4%	$10.00	$11.88	18.8%	$12.06	20.6%	$12.24	22.4%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

March 5, 2004

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. We also considered the potential for a remutualization transaction within the current regulatory guidelines. Taking all these factors and trends into account, RP Financial concluded that a moderate upward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. <u>Management</u>

ACFC's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of ACFC's Board of Directors and senior management. The Company, given its asset size, has been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure as indicated by the financial characteristics of the Company. ACFC currently does not have any executive management positions that are vacant; the Company has recently bolstered the lending staff as it sought to conform to the terms of the Resolution.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. <u>Effect of Government Regulation and Regulatory Reform</u>

In summary, as a federally-insured savings bank operating in the MHC form of ownership, ACFC will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. The one apparent difference between the Company and the Peer Group is the additional scrutiny of the Company's lending operations which were a source of criticism in the most recent regulatory safety and soundness examination. The other small difference noted

between ACFC and the small minority of Peer Group companies that operate as FDIC regulated institutions was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). However, this factor was already accounted for in the "Dividends" section of this appraisal. On balance, we believe that a slight downward adjustment for this factor is appropriate to account for the increased regulatory scrutiny which the Company operates under which led to the adoption of the Resolution by the Board.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Upward
Marketing of the Issue	Moderate Upward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	Slight Downward

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control, thus limiting the potential for acquisition speculation in the stock price; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding

the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by certain MHCs which facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in ACFC as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) for FDIC-regulated institutions, the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the 10 public MHC institutions that form the Peer Group.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2003

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilution (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.63	0.63	10.21	10.21	108.80	39.00	113,927	104,231	1,205	0.93	0.93	38.61	38.61	132.61	19.1	-0.9
BCSB	BCSB Bankcorp MHC of MD (36.0)	5,899	2,112	3,787	0.18	0.12	7.50	7.05	111.93	20.00	75,740	65,136	705	0.30	0.24	18.54	18.09	122.97	35.8	0.0
CFFN	Capitol Fd Fn MHC of KS (30.0)	73,393	22,277	51,116	0.37	0.36	13.04	13.04	114.23	36.93	1,887,714	1,623,434	17,567	0.61	0.60	35.16	35.16	136.35	30.4	0.0
CHEV	Cheviot Financl Corp MHC of OH	9,919	4,463	5,456	0.24	0.23	7.42	7.42	28.47	13.31	72,619	62,453	676	0.31	0.30	13.72	13.72	34.77	45.0	0.0
CHFN	Charter Fincl MHC of GA (20.0)	19,570	3,964	15,606	0.28	0.14	12.71	12.40	52.67	39.60	617,998	531,478	5,751	0.57	0.43	39.87	39.56	79.83	20.3	0.0
CSBK	Clifton Svgs Bcrp MHC of NJ	30,530	13,739	16,791	0.12	0.12	6.20	6.20	24.54	12.96	217,611	187,146	2,025	0.19	0.19	12.33	12.33	30.67	45.0	0.0
GCBC	Green Co Bcrp MHC of NY (43.0)	2,043	870	1,173	1.20	1.20	14.41	14.41	133.05	35.49	41,630	35,802	387	1.39	1.39	31.93	31.93	150.57	42.6	0.0
GOV	Gouverneur Bcp MHC of NY(42.4)	2,279	966	1,313	0.31	0.29	7.82	7.82	41.61	13.68	17,962	15,447	167	0.38	0.36	14.60	14.60	48.39	42.4	0.0
HCBK	Hudson Cty Bcp MHC of NJ(38.8)	189,836	37,254	152,582	1.09	1.01	7.00	7.00	89.73	39.28	5,993,421	5,154,342	55,775	1.38	1.30	34.15	34.15	116.88	19.6	0.0
JXSB	Jcksnville Bcp MHC of IL(45.6)	1,942	871	1,071	0.43	0.23	10.32	8.73	134.82	19.99	21,409	18,412	199	0.53	0.33	19.80	18.21	144.30	44.9	0.0
NWSB	Northwest Bcrp MHC of PA(25.4)	47,789	12,141	35,648	0.93	0.85	10.25	7.23	120.88	25.41	905,816	779,001	8,430	1.11	1.03	26.55	23.53	137.18	25.4	0.0
ONFC	Oneida Fincl MHC of NY (45.7)	7,640	2,179	5,461	0.41	0.31	6.65	4.98	56.05	14.60	79,731	68,568	742	0.51	0.41	15.62	13.95	65.02	28.5	0.0
PBCT	Peoples Bank, MHC of CT (40.8)	62,000	25,150	36,850	1.03	0.88	16.16	14.33	188.25	45.23	2,954,386	2,546,022	27,615	1.01	0.91	39.22	37.96	157.15	27.8	-12.8
PBHC	Pathfinder BC MHC of NY (39.1)	2,433	1,020	1,413	0.55	0.40	8.79	6.83	118.16	19.81	27,992	24,073	260	0.66	0.51	18.68	16.72	128.05	41.9	0.0
ROME	Rome Bncp Inc MHC of NY (41.6)	4,285	1,174	3,111	0.36	0.50	8.55	8.55	61.13	33.29	103,565	89,066	964	0.58	0.72	29.34	29.34	81.92	27.4	0.0
WCFB	Wbstr Cty Fed MHC of IA (38.5)	3,772	723	3,049	0.32	0.32	6.00	5.97	28.15	15.00	45,735	39,332	426	0.43	0.43	16.43	16.40	38.58	19.2	0.0
WFD	Westfield Finl MHC of MA(47.0)	9,988	4,834	5,154	0.28	0.33	12.44	12.44	81.72	24.16	124,521	107,088	1,159	0.40	0.45	23.16	23.16	92.44	48.4	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing ACFC's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in ACFC's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in ACFC's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Company's full conversion value are described more fully below.

- Conversion Expenses. Offering expenses have been assumed to equal 3.0% of the gross proceeds, which is typical of the level of offering expenses recorded in offerings that were comparable to the Company's full conversion value.

- Effective Tax Rate. The Company has determined the marginal effective tax rate on the net reinvestment benefit of the conversion proceeds to be 38.00%.

- Reinvestment Rate. The pro forma section in the prospectus incorporates a 1.26% reinvestment rate, equivalent to the average of the prevailing yield for a U.S. Treasury bills with a one year maturity as of December 31, 2003.

- Stock Benefit Plans. The assumptions for the stock benefit plans, i.e., the ESOP and Recognition Plan, are consistent with the structure as approved by the Company's Board and the disclosure in the pro forma section of the prospectus. Specifically, the ESOP is assumed to purchase 8.0% of the stock in conversion at the initial public offering price, with the Company funded ESOP loan amortized on a straight-line basis over 10 years. The Recognition Plan is assumed to purchase 4.0% of the stock in the aftermarket at a price equivalent to the initial public offering price and will be amortized on a straight-line basis over five years.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Company as well as for the Peer Group and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of March 5, 2004 the pro forma market value of ACFC's full conversion offering equaled $120,000,000 at the midpoint, equal to 12,000,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $4,417,000 for the 12 months ended December 31, 2003. In deriving ACFC's core earnings, there were three adjustments made to reported earnings was to eliminate non-recurring gains on the sale of loans and AFS investments, net of losses on foreclosed assets. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 38.00% for the gains eliminated, the Company's core earnings were determined to equal $2,780,000 for the 12 months ended December 31, 2003 (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$4,417,000
Adjustment for non-recurring items(1)	(1,637,000)
Core earnings estimate	$2,780,000

(1) Net non-recurring income of $2,640,000, tax effected at 38.00%.

Based on ACFC's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the $120.0 million midpoint value equaled 29.83 times and 50.28 times, respectively, indicating a discount of 11.03% relative to the Peer Group's average reported P/E multiple (fully-converted basis) of 33.53 times and a premium of 34.8% relative to the Peer Group's core P/E multiple (see Table 4.4). At the supermaximum of the valuation range, the Company's pro forma reported and core P/E multiples (fully-converted basis) equaled 40.73 times and 70.24 times, respectively, indicating premiums of 21.5% and 88.4% relative to the comparative Peer Group average multiples. The implied discounts or premiums reflected in the Company's pro forma P/E multiples take into consideration the Company's pro forma P/B

and P/A ratios. On a reported basis, the Company's pro forma P/E multiples based on reported and core earnings equaled 28.17 and 45.74 times at the midpoint, respectively (see Table 4.5). At the supermaximum of the range, the Company's reported and core earnings multiples based on the minority stock offering equaled 37.67 and 61.62 times, respectively. In comparison, the Peer Group average multiples based on reported and core earnings equaled 39.78 and 44.05 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to ACFC's pro forma book value (fully-converted basis). Based on the $120.0 million midpoint valuation, ACFC's pro forma P/B and P/TB ratios equaled 82.63% and 84.18%, respectively. In comparison to the average fully converted P/B and P/TB ratios for the Peer Group of 102.33% and 105.86%, the Company's ratios reflected a discount of 19.3% on a P/B basis and a discount of 20.5% on a P/TB basis. On a reported basis, the Company's pro forma P/TB ratio of 147.28% was discounted by 46.1% relative to the Peer Group average. At the supermaximum of the offering range the pro forma P/TB ratio on a reported basis (167.10%) was discounted by 38.9% relative to the Peer Group average. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting pricing ratios indicated under the earnings approach.

I. Fully Converted Basis (see Table 4.4)	Price/ Book Value	Price/ Tangible Book Value
ACFC Midpoint	82.63%	84.18%
ACFC Supermaximum	89.10	90.45
Peer Group (At 3/05/2004)		
Average	102.33%	105.86%
Median	102.67%	107.22%
ACFC Midpoint Discount Relative to		
Peer Group Average	19.25%	20.48%
Peer Group Median	19.52%	21.49%
ACFC Supermaximum Discount Relative to		
Peer Group Average	12.93%	14.56%
Peer Group Median	13.22%	15.64%
II. Reported Basis (see Table 4.5)		
ACFC Midpoint	142.62%	147.28%
ACFC Supermaximum	162.54%	167.10%
Peer Group (At 3/05/2004)		
Average	254.21%	273.39%
Median	235.83%	267.48%
ACFC Midpoint Discount Relative to		
Peer Group Average	43.90%	46.13%
Peer Group Median	39.52%	44.94%
ACFC Supermaximum Discount Relative to		
Peer Group Average	36.06%	38.88%
Peer Group Median	31.08%	37.53%

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, ACFC's full conversion

value equaled 19.97% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 25.49%, which implies a discount of 21.66% for the Company's pro forma P/A ratio (fully-converted basis). On a reported basis, the Peer Group companies exhibited an average P/A ratio of 30.82%, which implies a discount of 27.90% for the Company's pro forma P/A ratio.

Comparison to Recent Conversions and MHC Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversions and MHC offerings is not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The two mutual holding company transactions completed in 2004 had an average pro forma P/B equal to 86.2% on a fully-converted basis and 53.3 times pro forma fully-converted earnings. In the current market (based on prices as of March 5, 2004), Cheviot Financial is priced at a fully-converted pro forma P/TB equal to 97.01% and Clifton Savings Bancorp is priced at a fully-converted pro forma P/TB equal to 105.11%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 5, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares issued publicly, as well as to the MHC, equaled $120,000,000 at the midpoint, equal to 12,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $102.0 million and a maximum value of $138.0 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 10.2 million at the minimum and 13.8 million at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of

$158.7 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 15.87 million. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 40.0% ownership interest. Accordingly, the offering to the public of the minority stock, will equal $40.8 million at the minimum, $48.0 million at the midpoint, $55.2 million at the maximum and $63.5 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.5 and are detailed in Exhibits IV-10 and IV-11.

Table 4.4
MHC Institutions -- Implied Pricing Ratios, Full Conversion Basis
Atlantic Coast Financial Corp. and the Comparables
As of March 5, 2004

	Fully Converted Implied Value		Per Share(8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Atlantic Coast Finanical Corporation																			
Superrange	$10.00	$158.70	$0.14	$11.22	40.73	89.10	25.03	90.45	70.24	$0.00	0.00%	0.00%	$634	28.10	1.36	0.61	2.19	0.36	1.27
Maximum	$10.00	$138.00	$0.17	$11.63	34.81	85.97	22.39	87.42	59.29	$0.00	0.00%	0.00%	$616	26.04	1.40	0.64	2.47	0.38	1.45
Midpoint	$10.00	$120.00	$0.20	$12.10	29.83	82.63	19.97	84.18	50.28	$0.00	0.00%	0.00%	$601	24.16	1.44	0.67	2.77	0.40	1.64
Minimum	$10.00	$102.00	$0.24	$12.74	24.98	78.51	17.41	80.15	41.71	$0.00	0.00%	0.00%	$586	22.18	1.48	0.70	3.14	0.42	1.88
All Public Companies(7)																			
Averages	24.24	446.86	0.92	14.53	18.08	167.69	18.37	180.29	20.65	0.47	1.97	34.78	2,489	10.78	0.67	0.85	8.95	0.66	6.79
Medians	---	---	---	---	17.05	156.46	16.31	167.01	19.64	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of FL(7)																			
Averages	22.04	275.97	0.79	14.10	18.23	162.37	16.97	173.80	21.26	0.46	2.07	38.54	1,577	10.76	0.66	0.85	8.76	0.62	6.44
Medians	---	---	---	---	17.67	150.40	15.62	163.49	21.06	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	$23.50	$100.15	$0.58	$22.67	33.53x	102.33	25.49	105.86	37.29x	0.42	1.99	50.64	413	25.14	0.71	0.67	2.68	0.65	2.46
Medians	--	--	--	--	34.88x	102.67	24.86	107.22	38.00x	--	--	--	--	--	--	--	--	--	--
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	39.00	140.75	0.93	38.61	41.94	101.01	29.41	101.01	41.94	0.36	0.92	38.71	479	29.12	2.27	0.70	2.41	0.70	2.41
BCSB BCSB Bankcorp MHC of MD (36.0)	20.00	117.98	0.24	18.54	N.M.	107.87	16.26	110.56	N.M.	0.50	2.50	NM	725	15.08	0.08	0.25	1.60	0.20	1.28
GOV Gouverneur Bcp MHC of NY(42.4)	13.68	31.18	0.36	14.60	36.00	93.70	28.27	93.70	38.00	0.26	1.90	72.22	110	30.17	0.90	0.83	2.62	0.78	2.49
GCBC Green Co Bcrp MHC of NY (43.0)	35.49	72.51	1.39	31.93	25.53	111.15	23.57	111.15	25.53	0.80	2.25	57.55	308	21.21	0.16	0.98	4.40	0.98	4.40
JXSB Jcksnville Bcp MHC of IL(45.6)	19.99	38.82	0.33	19.80	37.72	100.96	13.85	109.77	N.M.	0.30	1.50	NM	280	13.72	1.46	0.37	2.66	0.23	1.66
ONFC Oneida Fincl MHC of NY (45.7)	14.60	111.54	0.41	15.62	28.63	93.47	22.45	104.66	35.61	0.37	2.53	NM	497	24.02	0.06	0.79	3.31	0.64	2.66
PBHC Pathfinder BC MHC of NY (39.1)	19.81	48.20	0.51	18.68	30.02	106.05	15.47	118.48	38.84	0.40	2.02	NM	312	14.59	0.96	0.53	3.48	0.41	2.69
ROME Rome Bncp Inc MHC of NY (41.6)	33.29	142.65	0.72	29.34	N.M.	113.46	40.64	113.46	46.24	0.29	0.87	40.28	351	35.82	0.61	0.71	1.98	0.89	2.46
WCFB Wbstr Cty Fed MHC of IA (38.5)	15.00	56.58	0.43	16.43	34.88	91.30	38.88	91.46	34.88	0.68	4.53	NM	146	42.59	0.38	1.13	2.63	1.13	2.63
WFD Westfield Finl MHC of MA(47.0)	24.16	241.31	0.45	23.16	N.M.	104.32	26.14	104.32	N.M.	0.20	0.83	44.44	923	25.05	0.22	0.44	1.72	0.49	1.94

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 4.5
Public Market Pricing
Atlantic Coast Federal Corporation and the Comparables
As of March 5, 2004
MHC Pricing - 40% Minority Stock Issuance

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
																Reported		Core		
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
Atlantic Coast Federal Corporaiton																				
Superrange	$10.00	$158.70	$0.16	$6.15	37.67	162.54x	28.67	167.10	61.62	-	0.00%	0.00%	553	17.64	1.56	0.76	4.31	0.47	2.64	$63.5
Maximum	$10.00	$138.00	$0.19	$6.55	32.56	152.63x	25.26	157.25	53.05	-	0.00%	0.00%	546	16.55	1.58	0.78	4.69	0.48	2.88	$55.2
Midpoint	$10.00	$120.00	$0.22	$7.01	28.17	142.62x	22.22	147.28	45.74	-	0.00%	0.00%	540	15.58	1.60	0.79	5.06	0.49	3.12	$48.0
Minimum	$10.00	$102.00	$0.26	$7.63	23.82	131.00x	19.11	135.63	38.55	-	0.00%	0.00%	534	14.59	1.62	0.80	5.50	0.50	3.40	$40.8
All Public Companies(7)																				
Averages	24.24	446.86	0.92	14.53	18.08	167.69	18.37	180.29	20.65	0.47	1.97	34.78	2,489	10.78	0.67	0.85	8.95	0.66	6.79	
Medians	---	---	---	---	17.05	156.46	16.31	167.01	19.64	---	---	---	---	---	---	---	---	---	---	
All Non-MHC State of CA(7)																				
Averages	22.04	275.97	0.79	14.10	18.23	162.37	16.97	173.80	21.26	0.46	2.07	38.54	1,577	10.76	0.66	0.85	8.76	0.62	6.44	
Medians	---	---	---	---	17.67	150.40	15.62	163.49	21.06	---	---	---	---	---	---	---	---	---	---	
Comparable Group Averages																				
Averages	$23.50	$34.93	$0.43	$9.27	39.78x	254.21	30.82	273.39	44.05x	$0.42	1.99	21.26	356	12.32	0.71	0.62	4.95	0.59	4.54	
Medians	--	--	--	--	40.07x	235.83	28.12	267.48	47.10x	--	--	--	--	--	--	--	--	--	--	
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	39.00	26.83	0.63	10.21	N.M.	381.98	35.85	381.98	N.M.	0.36	0.92	11.43	374	9.38	2.27	0.58	6.19	0.58	6.19	
BCSB BCSB Bankcorp MHC of MD (36.0)	20.00	42.24	0.12	7.50	N.M.	266.67	17.87	283.69	N.M.	0.50	2.50	NM	660	6.70	0.08	0.17	2.34	0.11	1.56	
GOV Gouverneur Bcp MHC of NY(42.4)	13.68	13.21	0.29	7.82	44.13	174.94	32.88	174.94	47.17	0.26	1.90	NM	95	18.79	0.90	0.79	4.03	0.74	3.77	
GCBC Green Co Bcrp MHC of NY (43.0)	35.49	30.88	1.20	14.41	29.58	246.29	26.67	246.29	29.58	0.80	2.25	28.39	272	10.83	0.16	0.97	8.53	0.97	8.53	
JXSB Jcksnville Bcp MHC of IL(45.6)	19.99	17.41	0.23	10.32	46.49	193.70	14.83	228.98	N.M.	0.30	1.50	NM	262	7.65	1.46	0.32	4.11	0.17	2.20	
ONFC Oneida Fincl MHC of NY (45.7)	14.60	31.81	0.31	6.65	35.61	219.55	26.05	293.17	47.10	0.37	2.53	NM	428	11.86	0.06	0.74	6.36	0.56	4.81	
PBHC Pathfinder BC MHC of NY (39.1)	19.81	20.21	0.40	8.79	36.02	225.37	16.77	290.04	49.53	0.40	2.02	NM	287	7.44	0.96	0.48	6.07	0.35	4.42	
ROME Rome Bncp Inc MHC of NY (41.6)	33.29	39.08	0.50	8.55	N.M.	389.36	54.46	389.36	N.M.	0.29	0.87	15.89	262	13.99	0.61	0.60	4.24	0.83	5.89	
WCFB Wbstr Cty Fed MHC of IA (38.5)	15.00	10.85	0.32	6.00	46.88	250.00	53.29	251.26	46.88	0.68	4.53	NM	106	21.31	0.38	1.16	5.39	1.16	5.39	
WFD Westfield Finl MHC of MA(47.0)	24.16	116.79	0.33	12.44	N.M.	194.21	29.56	194.21	N.M.	0.20	0.83	29.33	816	15.22	0.22	0.35	2.24	0.41	2.64	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) *ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.*
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1

Atlantic Coast Federal Corporation
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Atlantic Coast Federal Corporation
Key Operating Ratios

Exhibit I-2
Atlantic Coast Federal Corporation
Key Operating Ratios

Selected Financial Ratios and Other Data:	At or For the Year Ended December 31,				
	2003	2002	2001	2000	1999
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.91%	0.76%	0.61%	1.68%	0.92%
Return on equity (ratio of net income to average equity)	10.77%	8.49%	6.38%	20.46%	10.71%
Return on assets, net of tax[(1)]	0.91%	0.76%	0.61%	1.68%	0.57%
Return on equity, net of tax[(1)]	10.77%	8.49%	6.38%	20.46%	6.64%
Interest rate spread information:					
Average during period	3.96%	3.94%	3.38%	3.43%	3.96%
Net interest margin[(4)]	4.30%	4.45%	4.05%	4.31%	4.61%
Ratio of operating expense to average total	3.28%	3.50%	3.43%	3.62%	3.63%
Efficiency ratio[(5)]	59.01%	63.50%	68.94%	69.69%	65.82%
Ratio of average interest-earning assets to average interest-bearing liabilities	113.02%	115.76%	115.29%	120.35%	115.72%
Asset quality ratios:					
Non-performing assets to total assets at end of period	1.73%	0.90%	0.44%	0.34%	0.52%
Allowance for loan losses to non performing loans	87.13%	161.96%	314.88%	392.03%	310.23%
Allowance for loan losses to total loans	1.49%	1.22%	1.12%	1.25%	1.59%
Net charge-offs to average outstanding loans	0.57%	0.76%	0.65%	0.84%	0.90%
Non-performing loans to total loans	1.71%	0.75%	0.35%	0.32%	0.51%
Capital Ratios:					
Equity to total assets at end of period	8.66%	8.69%	9.47%	9.99%	8.95%
Average equity to average assets	8.46%	8.93%	9.56%	9.90%	9.49%
Other Data:					
Number of full-service offices	13	10	9	9	9
Number of loans	15,378	16,558	19,172	21,536	22,682
Number of deposit accounts	65,954	68,253	76,788	77,206	78,729

(1) On November 1, 2000, Atlantic Coast Federal converted from a federally-chartered credit union to a federally-chartered thrift. Upon this conversion, Atlantic Coast Federal became a taxable organization. As a result, a net deferred tax asset of $2.0 million was recorded in November 1, 2000 due to temporary differences between the financial statements and tax basis of assets and liabilities. Accordingly, a tax benefit of $2.0 million was recorded through the income statement.

(2) Had Atlantic Coast Federal been subject to federal and state income taxes for the year ended December 31, 1999, income tax expense and net income would have been approximately $1.1 million and $1.7 million, respectively.

(3) Had Atlantic Coast Federal been subject to federal and state income taxes for the period January 1, 2000 through October 31, 2000, additional income tax expense of approximately $1.4 million would have been incurred and net income would have been approximately $4.1 million.

(4) Net interest income divided by average interest earning assets.

(5) Efficiency ratio represents noninterest expense as a percentage of net interest income plus noninterest income.

EXHIBIT I-3

Atlantic Coast Federal Corporation
Investment Portfolio Composition

Exhibit I-3
Atlantic Coast Federal Corporation
Investment Portfolio Composition

	At December 31,					
	2003		2002		2001	
	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total
			(Dollars in Thousands)			
Securities available for sale:						
U.S. government and federal agencies	$ 7,473	28.70%	$7,968	27.86%	$5,008	36.64%
State and municipal	15,201	58.38	5,139	17.97	1,750	12.80
Mortgage-backed securities	1,312	5.04	2,486	8.69	3,913	28.62
Mutual funds	2,053	7.88	13,006	45.48	2,999	21.94
Total	$26,039	100.00%	$28,599	100.00%	$13,670	100.00%
Other earning assets:						
Interest-earning deposits with banks	$ 2,304	39.15	$7,240	67.79	$3,388	56.88
Federal funds sold	--	--	--	--	--	--
Federal Home Loan Bank stock	3,082	52.36	2,305	21.58	1,729	29.02
Other investments	500	8.49	1,135	10.63	840	14.10
Total	$ 5,886	100.00%	$10,680	100.00%	$5,957	100.00%

EXHIBIT I-4

Atlantic Coast Federal Corporation
Yields and Costs

Exhibit I-4
Atlantic Coast Federal Corporation
Yields and Costs

	For the Year ended December 31,								
	2003			2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
					(Dollars in Thousands)				
INTEREST-EARNING ASSETS									
Loans receivable[1]	$408,064	$30,340	7.44%	$362,301	$29,756	$8.21%	$301,987	$27,215	9.01%
Securities[2]	29,319	623	2.12%	17,490	649	3.71%	9,206	442	4.80%
Other interest-earning assets[3]	14,152	250	1.77%	19,353	408	2.11%	32,119	1,479	4.60%
Total interest-earning assets	451,535	31,213	6.91%	399,144	30,813	7.72%	343,312	29,136	8.49%
Non-interest earning assets	33,051			21,133			16,741		
Total assets	$484,586			$420,277			$360,053		
INTEREST-BEARING LIABILITIES									
Savings deposits	$76,226	$ 940	1.23%	$ 77,271	$ 1,620	2.10%	$68,686	$ 1,919	2.79%
Money market accounts	55,187	856	1.55%	42,797	991	2.32%	36,849	1,395	3.79%
Time deposits	221,014	7,725	3.50%	183,527	8,334	4.54%	159,332	10,017	6.29%
FHLB advances and other borrowings	47,102	2,260	4.80%	41,199	2,090	5.07%	32,918	1,890	5.74%
Total interest-bearing liabilities	399,529	11,781	2.95%	344,794	13,035	3.78%	297,785	15,221	5.11%
Non-interest bearing liabilities	44,054			37,938			27,839		
Total liabilities	443,583			382,732			325,624		
Stockholders' equity	41,003			37,545			34,429		
Total liabilities and stockholders' equity	$484,586			$420,277			$360,053		
Net interest income		$19,432			$17,778			$13,915	
Net interest rate spread			3.96%			3.94%			3.38%
Net earning assets	$52,006			$ 54,350			$ 45,527		
Net interest margin[4]			4.30%			4.45%			4.05%
Average interest-earning assets to average interest-bearing liabilities		113.02%			115.76%			115.29%	

(1) Calculated net of deferred fees and loss reserves. Nonaccrual loans included as loans carrying a zero yield.
(2) Calculated based on carrying value. Not full tax equivalents, as the numbers would not change materially from those presented in the table.
(3) Includes Federal Home Loan Bank stock at cost and term deposits with other financial institutions.
(4) Net interest income divided by average interest-earning assets.

EXHIBIT I-5

Atlantic Coast Federal Corporation
Interest Rate Risk Analysis

Exhibit I-5
Atlantic Coast Federal Corporation
Investment Portfolio Composition

Change in Interest Rates In Basis Points (Rate Shock) (1)	December 31, 2003 Market Value of Portfolio Equity $ Amount	$ Change	% Change	MVPE as % of Portfolio Value of Assets MVPE Ratio	Change [(1)]
		(Dollars in Thousands)			
+300	$ 67,462	$ (8,180)	(10.81)%	13.81%	(81) bp
+200	70,138	(5,504)	(7.28)	14.09	(53) bp
+100	72,335	(3,307)	(4.37)	14.27	(35) bp
0	75,642	--	--	14.62	--
(100)	76,710	1,068	1.41	14.59	+3 bp
(200)	73,914	(1,728)	(2.28)	13.94	(68) bp
(300)	70,350	(5,292)	(7.00)	13.16	(146) bp

(1) Expressed in basis points.

EXHIBIT I-6

Atlantic Coast Federal Corporation
Fixed Rate and Adjustable Rate Loans

Exhibit I-6
Atlantic Coast Federal Corporation
Fixed Rate and Adjustable Rate Loans

	At December 31,									
	2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)									
FIXED-RATE LOANS										
Real estate loans:										
One- to four-family	$136,596	30.93%	$120,719	31.38%	$118,003	34.95%	$100,787	34.55%	$89,444	33.01%
Multi-family	7,839	1.78	8,727	2.27	4,137	1.23	--	--	--	--
Commercial	29,607	6.71	36,752	9.55	14,558	4.31	1,270	0.44	--	--
Construction-one-to four-family	4,327	0.98	7,552	1.96	10,457	3.10	343	0.12	--	--
Construction-multi-family	2,573	0.59	3,078	0.80	3,600	1.07	--	--	--	--
Construction-commercial	9,148	2.08	19,897	5.17	3,932	1.16	--	--	--	--
Total real estate loans	190,090	43.04	196,725	51.13	154,687	45.82	102,400	35.11	89,444	33.01
Other loans:										
Consumer	67,728	15.34	92,634	24.08	118,328	35.05	139,475	47.81	145,298	53.63
Home equity	7,794	1.76	11,287	2.94	12,039	3.57	9,869	3.38	9,455	3.49
Commercial	2,609	0.59	5,247	1.36	1,185	0.35	1,036	0.36	38	0.01
Total other loans	78,131	17.69	109,168	28.38	131,552	38.97	150,380	51.55	154,791	57.13
Total fixed-rate loans	268,221	60.73	305,893	79.52	286,239	84.79	252,780	86.66	244,235	90.14
ADJUSTABLE-RATE										
Real estate loans:										
One- to four-family	101,350	22.95	57,373	14.91	32,633	9.65	21,669	7.43	10,973	4.05
Multi-family	--	--	--	--	--	--	--	--	--	--
Commercial	26,566	6.02	--	--	--	--	--	--	--	--
Construction-one-to four-family	7,586	1.72	--	--	--	--	--	--	--	--
Construction-multi-family	1,229	0.23	--	--	--	--	--	--	--	--
Construction-commercial	5,713	1.29	--	--	--	--	--	--	--	--
Total real estate loans	142,444	32.26	57,373	14.91	32,633	9.65	21,669	7.43	10,973	4.05
Other Loans:										
Consumer	--	--	-	--	-	--	--	--	-	--
Home equity	30,988	7.01	21,435	5.57	18,754	5.56	17,223	5.91	15,733	5.81
Commercial	--	--	--	--	-	--	--	--	-	--
Total other loans	30,988	7.01	21,435	5.57	18,754	5.56	17,223	5.91	15,733	5.81
Total adjustable loans	173,432	39.27	78,808	20.48	51,387	15.21	38,892	13.34	26,706	9.86
Total loans	441,653	100.00%	384,701	100.00%	337,626	100.00%	291,672	100.00%	270,941	100.00%
Less:										
Net deferred loan origination fees	554		(231)		(204)		(123)		(226)	
Allowance for loan losses	(6,593)		(4,692)		(3,766)		(3,642)		(4,306)	
Total loans, net	$435,614		$379,778		$333,656		$287,907		$266,409	

EXHIBIT I-7

Atlantic Coast Federal Corporation
Loan Portfolio Composition

Exhibit I-7
Atlantic Coast Federal Corporation
Loan Portfolio Composition

	At December 31,									
	2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in Thousands)					
Real estate loans:										
One- to four-family	$237,946	53.87%	$178,092	46.29%	$150,636	44.62%	$122,456	41.98%	$100,417	37.06%
Multi-family	7,839	1.77	8,727	2.27	4,137	1.23	--	--	--	--
Commercial	56,173	12.71	36,752	9.55	14,558	4.31	1,270	0.44	--	--
Construction-one-to four-family	11,913	2.69	7,552	1.96	10,457	3.10	--	--	--	--
Construction-multi-family	3,802	0.86	3,078	0.80	3,600	1.07	--	--	--	--
Construction-commercial	14,861	3.36	19,897	5.17	3,932	1.16	343	0.12	--	--
Total real estate loans	332,534	75.29	254,098	66.05	187,320	55.49	124,069	42.54	100,417	37.06
Other loans:										
Consumer	67,728	15.34	92,634	24.08	118,328	35.03	139,475	47.81	145,298	53.63
Home equity	38,782	8.78	32,722	8.51	30,793	9.13	27,092	9.29	25,188	9.30
Commercial	2,609	0.60	5,247	1.36	1,185	0.35	1,036	0.36	38	0.01
Total other loans	109,119	24.72	130,603	33.95	150,306	44.51	167,603	57.46	170,524	62.94
Total loans	441,653	100.00%	384,701	100.00%	337,626	100.00%	291,672	100.00%	270,941	100.00%
Less:										
Net deferred loan originations fees (costs)	554		(231)		(204)		(123)		(226)	
Allowance for loan losses	(6,593)		(4,692)		(3,766)		(3,642)		(4,306)	
Total loans, net	$435,614		$379,778		$333,656		$287,907		$266,409	

EXHIBIT I-8

Atlantic Coast Federal Corporation
Contractual Maturity By Loan Type

Exhibit I-8
Atlantic Coast Federal Corporation
Contractual Maturity By Loan Type

At December 31, 2003	Real Estate: One to Four Family Amount	One to Four Family Weighted Average Rate	Multi-Family Amount	Multi-Family Weighted Average Rate	Commercial Amount	Commercial Weighted Average Rate	Construction-One-to-four-family (1) Amount	Construction-One-to-four-family (1) Weighted Average Rate	Construction-Multi-family Amount	Construction-Multi-family Weighted Average Rate	Construction-Commercial Amount	Construction-Commercial Weighted Average Rate
	(Dollars in Thousands)											
1 year or less	$ 69	764%	$ 2,000	6.00%	$ 3,043	6.54%	$ 7,802	5.37%	$ 1,359	6.50%	$ 9,061	5.61%
Greater than 1 to 3 years	229	7.73	--	--	12,631	7.31	--	--	--	--	2,267	6.62
Greater than 3 to 5 years	2,152	4.69	--	--	9,621	6.76	20	5.29	--	--	--	--
Greater than 5 to 10 years	9,379	5.44	--	--	21,849	7.03	232	5.00	2,443	7.13	2,082	6.39
Greater than 10 to 20 years	48,109	5.67	5,839	7.05	6,642	6.93	2,069	6.11	--	--	1,451	5.00
More than 20 years	178,008	5.93	--	--	2,387	6.69	1,790	4.75	--	--	--	--
Total	$237,946		$ 7,839		$ 64,012		$ 11,913		$ 3,802		$ 14,861	

At December 31, 2003	Consumer Amount	Consumer Weighted Average Rate	Home Equity Amount	Home Equity Weighted Average Rate	Commercial Amount	Commercial Weighted Average Rate	Total Amount	Total Weighted Average Rate
	(Dollars in Thousands)							
1 year or less	$ 2,219	6.30%	$ --	--%	$ 1,119	6.83%	$ 26,672	5.88%
Greater than 1 to 3 years	7,154	9.87	37	7.59	51	7.87	22,369	8.06
Greater than 3 to 5 years	26,791	8.92	180	6.58	1,232	7.06	39,996	8.10
Greater than 5 to 10 years	9,011	11.42	3,190	6.82	207	7.75	48,393	7.42
Greater than 10 to 20 years	22,437	11.75	26,330	6.35	--	--	112,877	7.18
More than 20 years	116	10.00	9,045	5.99	--	--	191,346	5.94
Total	$ 67,728		$ 38,782		$ 2,609		$441,653	

(1) Construction loans include notes that cover both the construction period and the end permanent financing, and therefore, the schedule shows maturities for periods greater than one year.

EXHIBIT I-9

Atlantic Coast Federal Corporation
Loan Originations, Purchases and Sales

Exhibit I-9
Atlantic Coast Federal Corporation
Loan Originations, Purchases and Sales

	Year Ended December 31,		
	2003	2002	2001
		(In Thousands)	
Originations by type:			
Fixed rate:			
Real estate - one- to four-family	$63,726	$35,336	$14,802
- multi-family	2,165	--	--
- commercial	25,850	--	307
- construction (one-to four-family)	16,712	6,481	228
- construction (multi-family)	--	--	--
- construction (commercial)	10,827	--	--
Other - consumer	23,380	26,604	6,888
- home equity	2,799	6,830	4,169
- commercial	2,563	2,303	16,093
Total fixed-rate	148,022	77,554	62,487
Adjustable-rate:			
Real estate - one- to four-family	47,923	24,837	28,885
- multi-family	--	9,144	2,188
- commercial	903	13,322	
- construction (one-to four-family)	--	--	
- construction (multi-family)	--	12,385	
- construction (commercial)	--	10,045	--
Other - consumer	5,025	1,171	145
- home equity	15,689	1,879	5,956
- commercial	183	4,059	870
Total adjustable-rate	69,723	76,842	38,044
Total loans originated	217,745	154,396	100,531
Purchases:			
Real estate - one- to four-family	34,680	14,121	12,685
- multi-family	--	--	987
- commercial	--	--	--
- construction (one-to four-family)	--	--	--
- construction (multi-family)	--	--	--
- construction (commercial)	--	--	14,156
Other - consumer	--	--	8,849
- home equity	--	1,702	--
- commercial	--	--	--
Total loans purchased	34,680	15,823	36,677
Sales and Repayments:			
Sales and loan participations sold	32,086	12,904	4,529
Principal repayments	165,347	109,236	85,282
Total reductions	197,433	122,140	89,811
Increase (decrease) in other items, net	--	--	--
Net increase (decrease)	$54,992	$48,079	$47,397

EXHIBIT I-10

Atlantic Coast Federal Corporation
Non-Performing Assets

Exhibit I-10
Atlantic Coast Federal Corporation
Non-Performing Assets

	At December 31,				
	2003	2002	2001	2000	1999
	(Dollars in Thousands)				
Nonaccrual loans:					
One- to four-family real estate	$ 465	$ 365	$ 54	$ 133	$ 232
Multi-family real estate	--	--	--	--	--
Commercial real estate	5,670	--	--	--	--
Construction-one-to four-family	--	--	153	--	--
Construction-multi-family	--	--	--	--	--
Construction-commercial	--	--	--	--	--
Consumer	1,267	2,532	984	796	1,105
Home equity	--	--	5	--	51
Commercial	165	--	--	--	--
Total	7,567	2,897	1,196	929	1,388
Accruing delinquent more than 90 days:					
One- to four-family real estate	--	--	--	--	--
Multi-family real estate	--	--	--	--	--
Commercial real estate	--	--	--	--	--
Construction-one-to four-family	--	--	--	--	--
Construction-multi-family	--	--	--	--	--
Construction-commercial	--	--	--	--	--
Consumer	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial	--	--	--	--	--
Total	--	--	--	--	--
Total non-performing loans	7,567	2,897	1,196	929	1,388
Foreclosed assets	1,079	1,141	475	211	239
Total non-performing assets	$8,646	$4,038	$1,671	$1,140	$1,627
Non-performing loans to total loans	1.71%	0.75%	0.35%	0.32%	0.51%
Non-performing assets to total assets	1.73%	0.90%	0.44%	0.34%	0.52%

EXHIBIT I-11

Atlantic Coast Federal Corporation
Loan Loss Allowance Activity

Exhibit I-11
Atlantic Coast Federal Corporation
Loan Loss Allowance Activity

	Year Ended December 31				
	2003	2002	2001	2000	1999
	(Dollars in Thousands)				
Balance at beginning of period	$4,692	$3,766	$3,642	$4,306	$3,660
Charge-offs:					
One-to four-family	300	500	388	28	14
Multi-family	--	--	--	--	--
Construction-commercial	--	--	--	--	--
Construction-one-to-four-family	--	--	--	--	--
Construction multi-family	--	--	--	--	--
Construction-commercial	--	--	--	--	--
Consumer	2,923	3,003	2,772	2,965	2,916
Home Equity	25	--	--	--	--
Commercial	--	--	--	--	--
Total charge-offs	3,248	3,503	2,810	2,993	2,930
Recoveries:					
One-to four-family	86	1	3	13	18
Multi-family	--	--	--	-	-
Construction-commercial	--	--	--	-	-
Construction-one-to-four-family	--	--	--	--	--
Construction multi-family	--	--	--	--	--
Construction-commercial	--	--	--	--	--
Consumer	823	745	850	616	595
Home Equity	2	--	--	--	
Commercial	--	--	--	--	--
Total recoveries	911	746	853	629	613
Net charge-offs	2,337	2,757	1,957	2,364	2,317
Provision for loan losses	4,238	3,683	2,081	1,700	2,963
Balance at end of period	$6,593	$3,683	$3,766	$ 3,642	$4,306
Net charge-offs to average loans during this period [(1)(2)]	0.57%	0.76%	0.65%	0.84%	0.90%
Net charge-offs to average non-performing loans during this period(2)	30.88%	95.17%	163.63%	254.47%	166.93%
Allowance for loan losses to non-performing loans	87.13%	161.96%	314.88%	392.03%	310.23%
Allowance as a % of total loans (end of period)(1)	1.49%	1.22%	1.12%	1.25%	1.59%

(1) Total loans are net of deferred fees and costs

EXHIBIT I-12

Atlantic Coast Federal Corporation
Deposit Composition

Exhibit I-12
Atlantic Coast Federal Corporation
Deposit Composition

	At December 31,					
	2003		2002		2001	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)					
Transaction and Savings Deposits:						
Demand accounts	$ 42,135	10.74%	$ 36,792	10.20%	$ 28,750	9.41%
Savings accounts	77,358	19.72	75,422	20.90	69,259	22.66
Money market accounts	60,275	15.37	39,559	10.96	42,054	13.76
Total non-certificates	179,768	45.83	151,773	42.06	140,063	45.83
Certificates						
0.00% - 1.99%	45,894	11.70	3,695	1.02	-	-
2.00% - 2.99%	58,646	14.95	28,165	7.80	2,841	0.93
3.00% - 3.99%	60,143	15.33	110,147	30.52	17,066	5.59
4.00% - 4.99%	32,357	8.25	31,761	8.80	26,615	8.71
5.00% - 5.99%	3,763	0.96	7,384	2.05	24,409	7.99
6.00% - 6.99%	8,614	2.20	18,149	5.03	42,339	13.86
7.00% - +	3,071	0.78	9,806	2.72	52,208	17.09
Total certificates	212,488	54.17	209,107	57.94	165,478	54.17
Total deposits	$392,256	100.00%	$360,880	100.00%	$305,541	100.00%

EXHIBIT I-13

Atlantic Coast Federal Corporation
Time Deposit Rate/Maturity

Exhibit I-13
Atlantic Coast Federal Corporation
Time Deposit Rate/Maturity

	Less than 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 6 years	Thereafter	Total
			(In Thousands)				
0.00% - 1.99	$ 44,981	$ 435	$ 8	$ 245	$ 225	$ –	$ 45,894
2.00% - 2.99%	45,180	11,046	2,420	--	--	–	58,646
3.00% - 3.99%	31,620	12,236	10,007	851	5,429	–	60,143
4.00% - 4.99%	16,959	6,554	1,647	5,414	1,783	–	32,357
5.00% - 5.99%	2,624	322	415	402	--	–	3,763
6.00% - 6.99%	3,645	3,020	1,947	2	--	–	8,614
7.00% +	2,237	825	--	9	--	–	3,071
Total	$147,246	$34,438	$16,444	$6,923	$7,437	$ –	$212,488
$100,000 and over	$36,918	$11,460	$4,089	$1,627	$2,394	$ –	$56,488
Below $100,000	110,328	22,978	12,355	5,296	5,043	–	156,000
Total	$147,246	$34,438	$16,444	$6,923	$7,437	$ –	$212,488

EXHIBIT I-14

Atlantic Coast Federal Corporation
Borrowings Activity

Exhibit I-14
Atlantic Coast Federal Corporation
Borrowings Activity

	Years Ended December 31,		
	2003	2002	2001
		(In Thousands)	
Average balance outstanding	$47,102	$41,199	$32,918
Maximum month-end balance	$61,629	$46,100	$34,271
Balance at end of period	$60,971	$45,443	$32,757
Weighted average interest rate during the period	4.80%	5.07%	5.74%
Weighted average interest rate at end of period	4.27%	4.91%	5.63%

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1
Atlantic Coast Federal Corporation
Description of Office Facilities

Location	Owned or Leased	Lease Expiration Date	Net Book Value December 31, 2003 (In Thousands)
HOME AND EXECUTIVE OFFICE 505 Haines Avenue Waycross, GA 31501	Owned	--	$790.1
BRANCH OFFICES: 400 Haines Avenue Waycross, GA 31501	Owned	--	114.0
2110 Memorial Drive Waycross, GA 31501	Owned	--	--
1390 South Gaskin Avenue Douglas, GA 31533	Owned	--	536.6
213 Hwy 80 West Garden City, GA 31408	Owned	--	286.8
10328 Deerwood Park Blvd. Jacksonville, FL 32256	Owned	--	967.4
8048 Normandy Blvd. Jacksonville, FL 32221	Owned	--	1,143.4
1970 Solomon Street Orange Park, FL 32073	Owned	--	172.7
463 West Duval Street Lake City, FL 32055	Owned	--	133.9
930 University Avenue, North Jacksonville, FL 32211	Owned	--	756.5
1700 South Third Street Jacksonville Beach, FL 32200	Owned	--	1,510.3
363-6 Atlantic Blvd. Atlantic Beach, FL 32233	Leased	June 2004	--
715 Centre Street Fernandina Beach, FL 32034	Owned	--	1,135.5

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:					
As of March 5, 2004		4.00%	0.94%	1.11%	3.82%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 12, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	82,550	267	12-31	05/59	116.33	17,696
WES	Westcorp of Irvine CA	NYSE	California	Thrift	14,616	24	12-31	05/86	42.46	2,195
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	13,240	10	12-31	/	35.92	2,039
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,646	144	12-31	01/71	54.43	1,520
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,825	29	12-31	12/83	44.20	753
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,460	24	03-31	03/96	35.89	605
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,674	9	12-31	/	42.95	504
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,755	20	06-30	12/93	44.74	280
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	1,723	2	12-31	12/02	22.63	678
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,671	4	12-31	04/98	17.94	289
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,162 S	11	06-30	06/96	24.59	178
HWFG	Harrington West Fncl of CA	OTC	Southern CA	Thrift	900 S	10	12-31	11/02	16.57	86
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	613 S	8	12-31	08/02	22.56	114
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	309	5	12-31	06/97	14.31	75
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	230	4	12-31	01/96	13.50	25
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	7,248	38	09-30	12/85	28.44	850
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	4,831	80	12-31	11/83	18.01	1,068
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	3,046	38	12-31	05/01	37.48	563
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	2,414	32	09-30	03/98	28.86	688
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	948	12	12-31	01/94	29.49	159
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	821	18	09-30	12/00	27.11	146
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	439 S	3	12-31	12/97	7.78	51
FCFL	First Community Bk Corp of FL	OTC	Eastern FL	Thrift	173 S	0		/	18.45	37
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	41,055 S	515	12-31	08/86	22.30	6,621
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	23,442	114	12-31	11/93	33.05	8,482
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	22,984	74	12-31	01/94	44.48	5,867
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,458	86	12-31	11/93	39.37	3,097
HCBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	17,034	81	12-31	07/99	39.28	7,457
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	8,935 S	71	12-31	03/98	40.63	2,213
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	7,554 S	32	12-31	12/97	24.64	1,486
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	5,777	124	06-30	11/94	25.41	1,214
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,330	58	12-31	10/00	24.90	828
PFS	Provident Financal Serv of NJ (3)	NYSE	Northern NJ	Thrift	4,285	55	12-31	01/03	19.25	1,170
FNFG	First Niagara Financial of NY (3)	OTC	North/Central NY	Thrift	3,534 S	38	12-31	01/03	14.40	1,020
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	2,972	19	06-30	06/96	31.96	812
TRST	TrustCo Bank Corp NY of NY	OTC	NY,VT	Thrift	2,783	66	12-31	/	13.64	1,009
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,579	52	03-31	07/98	19.98	606
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,207	22	12-31	11/86	49.20	360
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,205	23	12-31	04/98	21.49	586
KNBT	KNBT Bancorp of PA	OTC	Western PA	Thrift	1,948 P	0	12-31	11/03	17.34	527
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,911	10	12-31	11/95	19.14	369
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,792	21	06-30	07/94	35.00	241
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,717	16	12-31	07/96	25.20	336
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,597	38	06-30	07/87	28.90	161
PBCP	Provident Bancorp of NY	OTC	Southern NY	Thrift	1,529 P	17	09-30	01/04	12.01	423
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,358 S	17	12-31	06/90	14.50	156
PRTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,285	9	12-31	04/02	35.00	497
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,225	34	12-31	12/88	17.68	115
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	890	14	12-31	03/96	34.81	173
SFFS	Sound Fed Bancorp Inc of NY	OTC	NY,CT	Thrift	883	8	03-31	01/03	15.35	197
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	878	19	09-30	04/98	18.29	76
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	837	13	06-30	04/02	18.41	188
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	760	8	12-31	12/97	34.51	155

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 12, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
CSBK	Clifton Svgs Bcrp MHC of NJ	OTC		Thrift	749 P	0	12-30	03/04	12.96	396
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	696	5	09-30	08/87	30.55	70
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	660	11	09-30	07/98	20.00	118
SYNF	Synergy Financial Group of NJ	OTC	Central NJ	Thrift	652 P	18	12-31	01/04	10.55	131
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	637	11	12-31	11/89	27.57	137
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	627	11	09-30	06/88	25.00	61
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	605 S	13	12-31	07/94	31.50	89
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	556	7	09-30	01/95	27.10	51
SVBI	Severn Bancorp Inc of MD	OTC	Central Maryland	Thrift	530 S	2	12-30	/	31.50	131
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	530	5	03-31	10/94	24.25	55
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	529	9	09-30	06/99	7.62	23
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	428	6	12-31	12/98	14.60	112
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	417	6	06-30	11/93	17.86	45
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	406 S	5	07-31	08/88	9.35	65
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	374	8	12-31	03/95	39.00	134
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	340	10	12-31	12/01	22.71	66
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	323	5	06-30	01/97	18.69	26
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	303	6	06-30	02/87	23.34	44
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	291 S	6	12-31	03/85	31.75	33
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	287 S	5	12-31	11/95	19.81	48
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	272	6	06-30	12/98	35.49	73
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	262	4	12-31	10/99	33.29	143
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	217 S	6	12-31	06/85	23.00	36
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	161	4	12-30	10/02	19.72	34
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	156	3	03-31	04/97	16.95	53
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	95	1	09-30	03/99	13.68	31
Mid-West Companies										
CFD	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	12,189	195	12-31	12/84	28.32	1,174
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	10,943 S	75	12-31	04/97	26.65	1,617
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	8,934	33	12-31	01/90	44.04	1,456
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,384	34	09-30	04/99	36.93	2,710
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,623 J	54	03-31	07/92	26.27	602
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,308	84	12-31	11/89	21.64	485
BKMU	Bank Mutual Corp of WI	OTC	WI,MN	Thrift	2,867 P	70	12-31	10/03	11.25	886
TONE	TierOne Corporation of NE	OTC	Lincoln NE	Thrift	2,208	58	12-31	10/02	23.00	415
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	2,074	29	12-31	07/98	12.86	438
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,671	24	06-30	01/99	18.99	252
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,569	23	12-31	07/98	15.04	183
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,217	8	09-30	09/85	41.65	352
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,065 S	15	03-31	03/01	24.25	207
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,045 S	22	12-31	/	17.00	125
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,041	14	12-31	10/95	27.43	174
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	897	8	12-31	04/98	26.60	122
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	866	13	12-31	06/94	27.74	125
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	814 S	17	12-31	12/99	24.65	130
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	789	32	06-30	04/92	18.10	65
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	782	16	09-30	09/93	21.50	54
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	746	19	09-30	04/98	16.60	76
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	739 S	9	09-30	03/00	21.22	54
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	687	13	06-30	12/92	15.16	97
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	635	16	06-30	04/99	21.55	81
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	592	8	12-31	12/98	21.00	93
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	557	6	09-30	08/88	14.00	63
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	522 S	6	12-31	02/98	18.26	66
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	520	12	09-30	10/94	30.65	73
CFF	Centrue Financial Corp of IL	AMEX	Northeast IL	Thrift	509 S	14	12-31	01/93	28.20	53
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	501	15	09-30	07/87	25.85	88
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	491 S	5	12-31	10/97	34.85	138
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	440	5	09-30	12/98	19.35	104
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	430	7	09-30	03/94	32.05	42

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 12, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	424	9	12-31	03/96	38.50	62
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	402	11	12-31	03/87	16.48	52
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	399 S	9	12-31	01/99	22.04	62
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	376 S	6	12-31	07/94	32.15	56
WAYN	Wayne Savings Bancorp of OH	OTC	Central OH	Thrift	372	10	03-31	01/03	16.00	63
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	362	3	06-30	05/01	26.14	101
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	350	5	12-31	05/96	24.50	37
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	320 S	6	12-31	04/97	27.10	26
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	319	5	12-31	02/95	27.00	37
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	312 S	6	12-31	09/00	34.55	64
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	297	8	06-30	04/94	15.54	36
STBI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	289 S	11	12-31	11/88	13.50	38
CHEV	Cheviot Financl Corp MHC of OH	OTC	Cincinnati	Thrift	282 P	4	12-31	01/04	13.31	132
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	274	10	06-30	12/93	20.17	34
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	273	7	12-31	01/88	19.00	31
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	262	7	12-31	04/95	19.99	39
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	262	7	12-31	12/97	17.85	37
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	261 S	3	12-31	08/96	30.04	35
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	245 S	5	12-31	12/96	27.30	45
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	243	4	06-30	04/93	24.16	31
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	243	6	09-30	07/92	9.11	30
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	232	6	06-30	05/97	17.89	26
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	227	3	12-31	06/95	20.55	31
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	226	2	12-31	04/01	23.74	30
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	222 S	8	12-31	04/95	31.39	36
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	212	7	06-30	04/99	21.16	34
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	209 S	6	12-31	08/02	16.00	38
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	175	5	12-31	08/87	2.01	19
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	174	3	09-30	10/95	24.01	29
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	160	1	06-30	05/95	24.06	40
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	159	3	12-31	06/95	33.50	25
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	157	1	12-31	06/95	21.50	19
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	152 S	6	12-31	06/98	18.86	17
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	150 S	2	12-31	12/96	16.25	13
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	150	3	06-30	03/98	20.20	34
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	146	3	12-31	04/96	18.00	17
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	145	3	12-31	01/95	15.73	23
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139	3	06-30	07/95	23.72	30
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	138	2	06-30	04/96	14.52	17
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	136	4	06-30	04/97	17.35	25
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	134	2	12-31	12/93	14.00	16
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	121	3	06-30	02/95	15.50	17
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	118 S	3	12-31	10/01	19.67	29
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	111	3	06-30	03/95	6.90	5
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	110 S	4	12-31	06/98	6.16	15
GCFC	Central Financial Corp of OH	OTC	Northeast OH	Thrift	107 S	2	12-31	12/98	13.00	26
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	106 S	1	12-31	08/94	15.00	57
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	100	1	12-31	10/98	17.49	24
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	95	3	06-30	02/95	18.40	24
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	93	3	06-30	01/94	13.09	17
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	61	2	06-30	07/96	6.24	8
New England Companies										
WBS	Webster Financial Corp. of CT	NYSE	CT	Thrift	14,569	109	12-31	12/86	51.21	2,370
PBCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	11,672	150	12-31	07/88	45.23	2,804
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	4,477 S	42	12-31	11/98	34.66	895
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,588	28	12-31	03/00	51.92	578
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,556	28	03-31	01/97	28.16	529
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,696	11	12-31	10/95	34.11	153
BRKL	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,524	6	12-31	07/02	15.81	930
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,219	11	12-31	06/00	37.00	218

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 12, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,010	15	12-31	05/86	42.01	185
WFD	Westfield Finl *MHC of MA(47.0)* (3)	AMEX	Southwestern MA	Thrift	816 S	10	12-31	12/01	24.16	241
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	815	13	12-31	06/86	46.75	188
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	796	12	12-31	03/99	35.99	131
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	704	18	06-30	02/86	27.65	113
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	516 S	14	12-31	05/86	30.31	60
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	497	11	06-30	08/87	19.85	50
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	484	6	12-31	12/88	41.75	87
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	478	8	03-31	10/86	36.35	61
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	466	5	12-31	05/86	17.76	75
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	438	9	12-31	12/86	41.59	119
MYST	Mystic Financial of MA (3)	OTC	Eastern MA	Thrift	434	5	06-30	01/98	32.40	50
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	214 S	5	04-30	12/87	18.86	39
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	158	3	09-30	03/96	38.40	35
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,545	115	09-30	11/82	26.06	2,043
STSA	Sterling Financial Corp of WA	OTC	WA,ID,OR,MT	M.B.	4,277	77	12-31	06/83	36.39	541
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	861	10	12-31	12/85	25.50	121
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	820	15	03-31	08/86	19.03	198
RPFG	Ranier Pacific Fin Group of WA	OTC	Western WA	Thrift	782 P	0		10/03	16.49	139
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	735 S	12	03-31	10/99	19.75	138
FBNW	FirstBank NW Corp. of WA	OTC	West WA/East ID	Thrift	685	8	03-31	07/97	30.09	86
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	619 S	18	12-31	01/98	21.80	135
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	514	12	03-31	10/97	19.51	97
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	458	13	09-30	01/98	23.04	98
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,434	44	09-30	11/83	30.10	379
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,225	16	09-30	09/90	18.14	235
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	1,031	5	09-30	10/01	39.60	775
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	691	16	12-31	05/96	20.99	112
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	566	15	09-30	04/95	36.20	82
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	496	9	12-31	10/02	13.62	119
JFBI	Jefferson Bancshares of TN	OTC	Eastern TN	Thrift	322 P	2		07/03	13.99	117
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	321	6	03-31	03/88	21.20	44
DFBS	Dutchfork Bancshares Inc of *SC*	OTC	Central SC	Thrift	226	3	09-30	07/00	38.30	43
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	219 S	2	12-31	10/96	10.23	32
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	212 S	3	12-31	04/97	19.00	25
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	157	2	06-30	12/97	16.18	29
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	133	5	09-30	02/95	17.50	13
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	118 S	3	12-31	01/98	18.08	22
South-West Companies										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,683	50	12-31	03/92	41.36	217
FBTX	Franklin Bank Corp of TX	OTC	Austen	Thrift	2,251	0	12-31	/	19.00	403
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	240	2	06-30	06/95	25.83	30
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	205	6	12-31	08/86	13.99	19
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,726	3	12-31	10/96	10.76	70
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate *offering circulars*, *SNL* Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 03/12/04

EXHIBIT IV-1

Stock Prices:
As of March 5, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(166)	23.76	13,499	434.9	25.58	16.43	23.69	0.37	41.56	2.54	1.31	0.94	15.09	14.14	164.08
NYSE Traded Companies(12)	42.92	75,472	3,396.3	44.70	25.34	42.60	0.81	66.26	8.09	3.10	2.03	20.38	18.63	271.53
AMEX Traded Companies(12)	23.40	3,789	78.8	25.84	15.32	23.18	1.31	47.98	0.93	1.26	0.84	15.56	14.83	198.12
NASDAQ Listed OTC Companies(142)	22.03	8,564	190.8	23.81	15.71	22.00	0.26	38.81	2.15	1.15	0.84	14.57	13.68	151.64
California Companies(15)	37.83	30,312	2,035.3	39.32	22.39	37.36	1.47	89.42	10.17	2.51	1.85	18.30	18.09	229.69
Florida Companies(8)	24.07	20,285	487.9	25.39	14.27	23.41	3.24	53.42	5.98	1.17	1.06	10.54	10.11	136.77
Mid-Atlantic Companies(34)	22.31	23,710	558.1	24.21	15.36	22.38	0.05	44.05	1.03	1.04	0.78	12.79	11.72	158.84
Mid-West Companies(80)	21.66	6,832	151.5	23.46	15.71	21.76	-0.28	32.46	1.84	1.21	0.80	15.59	14.72	155.41
New England Companies(5)	37.91	14,096	678.5	41.66	23.91	36.94	2.90	51.10	-0.44	2.21	1.23	21.68	17.26	292.89
North-West Companies(7)	24.77	17,140	448.5	26.39	18.70	24.65	0.72	36.92	0.66	1.38	1.19	15.65	13.50	146.75
South-East Companies(12)	21.94	4,874	101.6	24.18	16.17	21.96	-0.15	36.06	0.79	1.27	0.99	15.70	15.34	137.23
South-West Companies(4)	19.61	7,907	150.6	20.31	13.87	18.19	6.67	31.29	5.48	0.76	0.51	12.94	11.64	155.79
Western Companies (Excl CA)(1)	10.76	6,519	70.1	11.47	7.75	10.89	-1.19	21.44	16.32	0.36	0.50	10.68	10.68	264.74
Thrift Strategy(156)	23.72	11,162	389.2	25.55	16.45	23.67	0.32	41.34	2.65	1.28	0.94	15.20	14.32	162.32
Mortgage Banker Strategy(8)	27.14	63,874	1,476.6	29.02	17.62	26.97	0.59	50.08	0.86	1.78	0.96	14.43	11.81	213.99
Real Estate Strategy(2)	14.58	5,435	79.8	15.84	11.00	14.18	2.84	27.58	0.21	1.20	0.67	9.71	9.70	115.88
Companies Issuing Dividends(145)	24.20	13,767	456.3	25.99	16.90	24.17	0.24	38.38	2.53	1.41	1.04	15.41	14.44	164.60
Companies Without Dividends(21)	20.17	11,359	263.2	22.25	12.74	19.84	1.42	67.02	2.60	0.48	0.12	12.52	11.73	159.96
Equity/Assets <6%(14)	20.48	11,165	270.3	22.73	12.56	20.57	0.04	69.33	3.78	0.67	-0.16	11.75	10.91	219.02
Equity/Assets 6-12%(109)	25.59	14,891	548.6	27.53	17.55	25.51	0.40	39.33	2.47	1.53	1.14	15.51	14.36	180.30
Equity/Assets >12%(43)	19.95	10,561	185.9	21.31	14.77	19.88	0.40	38.04	2.28	0.93	0.76	15.10	14.65	101.75
Converted Last 3 Mths (no MHC)(2)	11.28	23,838	277.2	11.83	5.75	10.96	2.84	93.58	9.14	0.29	0.27	8.23	7.36	47.90
Actively Traded Companies(13)	38.22	64,198	2,995.7	39.69	25.07	37.97	0.93	41.42	4.67	2.44	2.11	18.07	14.99	231.01
Market Value Below $20 Million(14)	13.69	1,143	14.4	15.30	10.29	13.78	-0.61	17.76	-1.98	-0.07	-0.36	11.84	11.63	132.37
Holding Company Structure(164)	23.86	13,622	440.0	25.67	16.54	23.79	0.37	41.18	2.57	1.32	0.95	15.16	14.20	164.94
Assets Over $1 Billion(53)	29.13	35,738	1,230.5	30.74	18.82	28.89	0.98	55.93	5.24	1.79	1.26	14.87	13.46	183.63
Assets $500 Million-$1 Billion(40)	23.13	4,544	96.0	25.19	16.37	23.12	0.25	39.66	1.01	1.27	0.90	15.38	14.12	180.56
Assets $250-$500 Million(30)	21.56	3,101	56.8	23.49	16.06	21.55	0.19	33.86	1.93	1.26	1.03	15.89	15.17	156.57
Assets less than $250 Million(43)	19.07	1,440	26.3	20.85	13.70	19.14	-0.18	30.61	1.02	0.75	0.48	14.49	14.29	127.93
Goodwill Companies(102)	24.80	17,065	450.8	26.66	17.03	24.70	0.46	44.42	2.71	1.44	1.03	15.21	13.70	173.60
Non-Goodwill Companies(64)	22.05	7,659	408.8	23.81	15.46	22.05	0.22	36.88	2.25	1.09	0.77	14.89	14.86	148.49
Acquirors of FSLIC Cases(6)	44.10	50,769	3,753.5	44.81	28.03	43.69	1.38	44.80	7.12	2.52	2.25	21.70	20.79	269.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(29)	26.10	26,240	682.8	27.45	17.91	26.13	-0.38	43.04	3.12	1.33	1.19	14.35	13.43	150.46
NYSE Traded Companies(4)	26.15	158,721	4,826.3	28.56	15.21	27.41	-4.09	66.77	8.83	0.79	0.95	12.31	8.19	80.91
AMEX Traded Companies(4)	28.43	4,210	134.2	29.85	18.81	28.25	1.03	46.43	2.53	1.53	1.23	17.66	16.62	201.96
NASDAQ Listed OTC Companies(21)	25.82	13,245	259.8	27.04	18.12	25.73	-0.11	39.84	2.51	1.37	1.22	14.20	13.68	152.58
Mid-Atlantic Companies(10)	26.29	62,642	1,720.2	27.60	17.96	26.58	-0.97	45.42	3.48	1.28	1.20	12.99	11.08	125.30
New England Companies(15)	28.94	8,732	180.8	30.57	19.84	28.71	0.58	44.07	3.65	1.46	1.28	16.77	16.19	184.55
North-West Companies(3)	21.43	7,379	152.3	22.23	14.66	21.62	-0.91	40.46	2.20	1.31	1.13	11.52	11.50	121.92
South-East Companies(1)	10.23	3,080	31.5	10.95	8.02	10.68	-4.21	23.70	-2.01	0.51	0.51	8.19	8.19	71.20
Thrift Strategy(28)	26.10	26,240	682.8	27.45	17.91	26.13	-0.38	43.04	3.12	1.33	1.19	14.35	13.43	150.46
Companies Issuing Dividends(29)	26.10	26,240	682.8	27.45	17.91	26.13	-0.38	43.04	3.12	1.33	1.19	14.35	13.43	150.46
Equity/Assets <6%(1)	25.50	4,730	120.6	25.98	14.69	25.65	-0.58	66.02	4.08	1.78	1.55	10.75	10.75	182.00
Equity/Assets 6-12%(22)	28.66	5,844	162.8	29.99	19.87	28.48	0.28	42.71	2.99	1.55	1.36	15.84	15.17	182.59
Equity/Assets >12%(6)	20.22	77,415	1,989.8	21.77	13.88	20.73	-1.90	39.95	3.24	0.75	0.75	11.49	9.84	70.23
Actively Traded Companies(5)	31.38	4,559	121.1	32.98	23.07	30.88	1.10	32.60	1.80	1.74	1.66	18.82	18.49	187.62
Holding Company Structure(26)	25.31	30,326	787.8	26.56	17.34	25.45	-0.64	42.05	2.09	1.23	1.14	14.02	12.98	141.23
Assets Over $1 Billion(13)	26.58	62,762	1,648.4	28.14	17.11	26.70	-0.52	50.58	3.18	1.09	1.10	13.75	11.96	111.17
Assets $500 Million-$1 Billion(6)	25.29	6,145	145.1	26.36	18.42	25.52	-0.94	31.23	0.42	1.44	1.30	12.75	12.21	141.36
Assets $250-$500 Million(7)	29.98	2,181	59.3	31.28	21.46	29.60	1.14	39.74	2.38	1.77	1.46	18.49	18.11	231.31
Assets less than $250 Million(3)	14.55	2,563	35.0	15.98	9.18	14.94	-2.99	52.26	11.82	0.71	0.53	8.37	8.34	87.80
Goodwill Companies(20)	27.49	33,538	921.8	28.95	19.00	27.60	-0.46	42.94	4.01	1.42	1.28	14.93	13.55	153.76
Non-Goodwill Companies(9)	23.31	11,643	204.7	24.46	15.73	23.18	-0.22	43.23	1.32	1.15	1.03	13.20	13.20	143.85

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	23.83	17,351	141.6	25.24	16.08	23.57	1.95	39.91	15.34	0.45	0.40	9.38	8.79	79.60
BIF-Insured Thrifts(5)	32.35	53,708	555.4	33.99	17.73	32.09	0.95	74.36	11.60	0.66	0.62	10.59	9.83	107.80
AMEX Traded Companies(2)	18.92	6,134	65.0	19.70	12.50	18.98	-0.01	49.01	9.30	0.30	0.31	10.13	10.13	61.67
NASDAQ Listed OTC Companies(17)	27.33	30,966	289.7	28.89	17.11	27.02	1.88	50.18	14.90	0.54	0.49	9.68	8.96	91.39
Mid-Atlantic Companies(12)	25.35	29,618	215.4	26.86	15.45	24.82	3.36	51.05	13.60	0.58	0.54	8.74	8.03	86.59
Mid-West Companies(4)	21.31	22,257	227.6	22.65	15.48	21.44	-1.00	44.01	15.30	0.34	0.29	9.20	8.79	76.42
New England Companies(2)	34.70	35,994	627.2	36.28	19.78	34.68	-0.18	68.23	20.32	0.66	0.61	14.30	13.39	134.99
South-East Companies(1)	39.60	19,570	157.0	41.00	25.72	40.00	-1.00	27.78	4.21	0.28	0.14	12.71	12.40	52.67
Thrift Strategy(18)	25.16	25,922	208.6	26.61	16.09	24.90	1.72	48.21	12.69	0.48	0.44	9.33	8.77	81.62
Diversified Strategy(1)	45.23	62,000	1,137.5	47.05	24.25	44.95	0.62	79.48	38.96	1.03	0.88	16.16	14.33	188.25
Companies Issuing Dividends(16)	28.10	29,087	282.6	29.73	17.11	28.00	-0.07	52.54	11.96	0.56	0.50	10.12	9.40	96.08
Companies Without Dividends(3)	13.14	20,225	118.7	13.37	12.51	11.68	14.65	31.35	31.35	0.18	0.18	6.81	6.81	26.51
Equity/Assets 6-12%(10)	29.57	39,642	390.1	31.24	17.99	29.30	0.53	51.55	14.22	0.68	0.60	10.43	9.38	117.59
Equity/Assets >12%(9)	21.71	11,478	82.1	22.91	14.54	21.47	3.27	47.89	14.26	0.27	0.28	8.73	8.69	45.47
Holding Company Structure(17)	25.97	25,615	210.7	27.51	16.36	25.89	-0.14	49.45	11.57	0.51	0.46	9.54	8.94	85.43
Assets Over $1 Billion(6)	37.29	78,518	777.8	38.94	22.30	37.22	0.19	59.37	13.50	0.74	0.65	11.83	10.80	113.15
Assets $500 Million-$1 Billion(3)	19.04	15,472	112.4	20.39	13.33	18.13	9.54	45.50	13.03	0.19	0.19	8.71	8.56	72.73
Assets $250-$500 Million(7)	25.07	4,529	32.2	26.54	15.88	24.75	0.56	45.96	15.91	0.55	0.50	9.48	8.73	91.50
Assets less than $250 Million(3)	14.34	3,026	12.0	15.58	9.48	14.78	-2.65	47.84	12.03	0.32	0.31	6.91	6.90	34.88
Goodwill Companies(9)	24.96	18,881	215.7	26.78	15.66	25.12	-1.16	47.19	12.77	0.52	0.41	9.80	8.44	101.36
Non-Goodwill Companies(8)	31.69	40,752	359.0	33.11	18.76	31.29	1.16	58.65	11.03	0.61	0.62	10.50	10.50	90.04
MHC Institutions(19)	26.34	28,045	263.3	27.81	16.57	26.08	1.66	50.05	14.24	0.51	0.47	9.73	9.09	87.89
MHC Converted Last 3 Months(2)	13.14	20,225	118.7	13.37	12.51	11.68	14.65	31.35	31.35	0.18	0.18	6.81	6.81	26.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	39.37	78,670	3,097.2	42.55	23.23	40.34	-2.40	55.18	5.83	2.44	2.28	17.75	15.40	285.47
BBX	BankAtlantic Bancorp of FL	18.01	59,273	1,067.5	19.75	8.91	17.92	0.50	88.98	-5.21	1.14	1.11	6.98	5.48	81.51
CFB	Commercial Federal Corp. of NE	28.32	41,453	1,173.9	28.48	20.00	28.04	1.00	26.03	6.03	2.18	1.37	18.22	13.89	294.04
DSL	Downey Financial Corp. of CA	54.43	27,929	1,520.2	54.57	37.40	53.83	1.11	34.69	10.41	3.64	2.15	32.83	32.72	416.99
FED	FirstFed Financial Corp. of CA	44.20	17,046	753.4	49.05	29.20	43.40	1.84	43.55	1.61	3.78	3.69	25.61	25.18	283.06
FBC	Flagstar Bancorp, Inc of MI	26.65	60,671	1,616.9	28.11	12.00	25.85	3.09	114.40	24.42	4.12	-0.41	10.20	10.20	180.37
GDW	Golden West Fin. Corp. of CA	116.33	152,119	17,696.0	116.90	68.64	115.42	0.79	61.75	12.73	7.27	7.27	39.10	39.10	542.67
GPT	GreenPoint Fin. Corp. of NY(8)*	44.48	131,897	5,866.8	47.30	26.59	43.62	1.97	57.56	25.93	3.58	1.12	13.94	10.95	174.26
NDE	IndyMac Bancorp, Inc. of CA	35.92	56,760	2,038.8	35.94	17.65	35.20	2.05	86.79	20.58	3.02	-1.82	17.93	17.33	233.27
NYB	New York Community Bcrp of NY*	33.05	256,649	8,482.2	35.57	15.27	35.12	-5.89	107.73	15.80	1.26	1.33	11.18	3.32	91.34
PFB	PFF Bancorp, Inc. of Pomona CA	35.89	16,870	605.5	40.61	21.89	35.85	0.11	56.32	-1.07	2.34	2.18	18.59	18.52	205.12
PFS	Provident Financal Serv of NJ*	19.25	60,793	1,170.3	21.55	15.15	19.70	-2.28	25.82	1.85	0.31	0.56	13.44	13.06	70.48
SOV	Sovereign Bancorp, Inc. of PA	22.30	296,900	6,620.9	25.20	13.00	22.15	0.68	64.09	-6.11	1.29	1.10	10.67	6.25	138.28
SIB	Staten Island Bancorp of NY(8)*	24.64	60,291	1,485.6	24.86	14.36	24.32	1.32	62.43	9.51	1.39	-2.77	10.40	9.50	125.29
WBS	Webster Financial Corp. of CT	51.21	46,276	2,369.8	52.15	33.60	50.35	1.71	44.13	11.67	3.53	3.01	24.91	17.76	314.82
WES	Westcorp of Irvine CA	42.46	51,698	2,195.1	43.14	18.50	42.80	-0.79	119.20	16.17	2.39	2.39	21.71	21.71	282.72
AMEX Traded Companies															
ANE	Alliance Bncp of New Eng of CT(8)*	41.59	2,859	118.9	43.00	18.80	41.24	0.85	117.18	5.26	0.51	1.00	11.49	11.47	153.36
BHL	Berkshire Hills Bancorp of MA*	37.00	5,903	218.4	39.20	22.75	37.10	-0.27	60.52	2.21	1.52	1.41	20.87	19.13	206.46
BFD	BostonFed Bancorp, Inc. of MA	34.11	4,492	153.2	38.30	22.75	33.30	2.43	32.16	-2.26	0.73	-0.84	21.07	17.17	377.45
CNY	Carver Bancorp, Inc. of NY	24.25	2,284	55.4	26.50	12.01	24.00	1.04	98.77	-4.53	2.03	2.00	17.86	17.86	231.86
CFF	Centrue Financial Corp of IL	28.20	1,865	52.6	33.00	18.38	27.70	1.81	44.62	-0.18	1.01	0.67	16.84	14.72	273.14
EFC	EFC Bancorp, Inc of Elgin IL	26.60	4,593	122.2	27.50	18.01	26.50	0.38	40.52	11.30	1.56	1.42	17.07	17.07	195.32
FCB	Falmouth Bancorp, Inc. of MA(8)*	38.40	917	35.2	38.60	24.50	38.00	1.05	56.73	5.93	0.24	0.25	19.47	19.47	172.42
FDT	Federal Trust Corp of FL	7.78	6,591	51.3	8.22	4.75	7.50	3.73	51.95	-2.75	0.40	0.31	3.97	3.97	66.64
FAB	FirstFed America Bancorp of MA(8)	28.16	18,790	529.1	28.44	13.75	27.86	1.08	99.72	7.89	1.21	-0.10	11.68	8.91	136.05
GAF	GA Financial Corp., Inc. of PA(8)	34.81	4,979	173.3	34.84	24.85	34.69	0.35	35.24	0.23	1.32	1.13	19.23	19.23	178.81
GOV	Gouverneur Bcp MHC of NY(42.4)	13.68	2,279	13.2	13.90	9.70	13.55	0.96	41.03	16.92	0.31	0.29	7.82	7.82	41.61
NBN	Northeast Bancorp of Auburn ME*	19.85	2,517	50.0	20.50	14.86	19.40	2.32	32.33	2.85	1.53	1.05	14.45	14.11	197.45
SZB	SouthFirst Bancshares of AL	17.50	719	12.6	17.80	13.45	17.80	-1.69	19.45	1.16	0.18	-0.84	16.22	15.47	185.23
TSH	Teche Hlding Cp of Franklin LA	36.20	2,263	81.9	41.50	26.75	36.70	-1.36	32.84	-0.22	2.74	2.57	25.20	25.20	250.00
WSB	Washington SB, FSB of Bowie MD	9.35	6,969	65.2	11.09	5.90	9.14	2.30	55.83	1.08	1.13	0.95	5.95	5.95	58.29
WFD	Westfield Finl MHC of MA(47.0)*	24.16	9,988	116.8	25.50	15.30	24.40	-0.98	56.99	1.68	0.28	0.33	12.44	12.44	81.72
WFI	Winton Financial Corp. of OH	14.00	4,486	62.8	14.00	10.15	13.55	3.32	33.97	6.38	1.07	0.84	9.77	9.75	124.08
WRO	Woronoco Bancorp, Inc of MA	35.99	3,632	130.7	40.50	21.00	35.60	1.10	69.68	-0.72	1.73	1.34	21.68	21.18	219.18
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	18.00	949	17.1	19.36	11.16	17.00	5.88	47.66	25.44	1.25	1.30	13.19	13.19	153.81
ASBP	ASB Financial Corp. of OH	24.06	1,664	40.0	29.00	14.05	25.00	-3.76	63.78	6.65	1.24	1.21	10.22	10.22	96.24
ABBK	Abington Bancorp of MA(8)*	46.75	4,020	187.9	47.63	17.75	46.49	0.56	120.73	21.15	0.77	-0.24	14.61	12.17	202.72
AABC	Access Anytime Bancorp of NM	13.99	1,349	18.9	14.25	8.83	13.80	1.38	47.11	-1.55	0.95	0.01	11.39	10.22	152.28
AFBC	Advance Fin. Bancorp of WV	18.69	1,398	26.1	21.75	13.10	18.07	3.43	39.58	2.52	1.78	1.38	14.99	10.47	230.93
ALLB	Alliance Bank MHC of PA (20.0)	39.00	3,441	26.8	40.41	22.35	38.00	2.63	34.48	39.29	0.63	0.63	10.21	10.21	108.80
ASBI	Ameriana Bancorp of IN	16.48	3,148	51.9	16.97	11.95	15.40	7.01	29.76	13.66	0.77	1.52	12.35	12.12	127.84
ABCW	Anchor BanCorp Wisconsin of WI	26.27	22,910	601.8	27.10	21.76	26.16	0.42	17.43	5.50	2.46	1.29	13.08	12.13	158.12
ALFC	Atlantic Liberty Fincl of NY	19.72	1,711	33.7	20.90	14.65	19.74	-0.10	25.85	0.87	0.83	0.83	15.34	15.34	93.98
BCSB	BCSB Bankcorp MHC of MD (36.0)	20.00	5,899	42.2	22.68	12.67	20.00	0.00	49.93	7.82	0.18	0.12	7.50	7.05	111.93
BKMU	Bank Mutual Corp of WI	11.25	78,776	886.2	12.60	6.20	10.93	2.93	75.78	-1.23	0.34	0.34	9.04	8.30	36.40
BKUNA	BankUnited Fin. Corp. of FL	28.44	29,890	850.1	29.18	15.95	27.51	3.38	69.08	10.28	1.39	1.14	15.00	14.05	242.48
BRBI	Blue River Bancshares of IN	6.16	2,406	14.8	7.00	4.13	6.39	-3.60	26.23	-1.28	-0.58	-0.61	4.98	4.98	45.90
BYFC	Broadway Financial Corp. of CA	13.50	1,833	24.7	15.00	10.40	13.30	1.50	23.85	3.85	0.80	0.80	9.08	9.08	125.38
BRKL	Brookline Bancorp of MA*	15.81	58,825	930.0	16.25	12.41	15.75	0.38	24.49	3.06	0.25	0.22	10.31	10.31	25.91
CITZ	CFS Bancorp, Inc of Munster IN	15.04	12,200	183.5	15.20	13.49	14.97	0.47	9.78	1.62	0.29	0.20	12.78	12.78	128.64
CKFB	CKF Bancorp of Danville KY	15.73	1,472	23.2	18.04	9.75	16.01	-1.75	61.17	-6.09	1.01	1.01	10.24	9.49	98.49
CAFI	Camco Fin Corp of Cambridge OH	17.00	7,378	125.4	18.51	12.75	17.03	-0.18	0.41	-1.90	1.21	0.65	12.71	12.31	141.60
CFFN	Capitol Fd Fn MHC of KS (30.0)	36.93	73,393	822.7	39.58	27.76	36.90	0.08	20.33	2.38	0.37	0.36	13.04	13.04	114.23
CEBK	Central Bncrp of Somerville MA*	36.35	1,665	60.5	38.00	30.91	36.50	-0.41	13.66	-0.44	2.16	1.98	25.88	24.54	287.19
GCFC	Central Financial Corp of OH	13.00	2,024	26.3	16.18	9.66	14.35	-9.41	30.00	-19.20	-0.44	-0.14	10.38	10.38	52.95
CHFN	Charter Fincl MHC of GA (20.0)	39.60	19,570	157.0	41.00	25.72	40.00	-1.00	27.78	4.21	0.28	0.14	12.71	12.40	52.67
CFSL	Chesterfield Financial of IL	26.14	3,876	101.3	26.96	19.80	25.80	1.32	28.26	10.06	0.58	0.58	19.12	19.00	93.50

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
CHEV	Cheviot Financl Corp MHC of OH	13.31	9,919	59.4	13.75	13.00	13.35	-0.30	33.10	33.10	0.24	0.23	7.42	7.42	28.47
CTZN	Citizens First Bancorp of MI	24.25	8,519	206.6	24.47	18.34	24.10	0.62	25.26	6.36	1.50	1.38	18.17	18.17	124.98
CFSB	Citizens First Fin Corp. of IL	24.50	1,500	36.8	28.50	20.00	24.00	2.08	11.92	-3.92	1.09	0.52	21.99	21.99	233.01
CSBC	Citizens South Banking of NC	13.62	8,703	118.5	15.25	10.63	14.23	-4.29	27.29	-2.37	0.24	0.08	10.07	9.18	56.94
CSBK	Clifton Svgs Bcrp MHC of NJ	12.96	30,530	178.1	12.99	12.01	10.00	29.60	29.60	29.60	0.12	0.12	6.20	6.20	24.54
CBSA	Coastal Bancorp of Houston TX(8)	41.36	5,235	216.5	41.61	27.90	41.26	0.24	44.72	0.58	2.29	2.11	25.54	21.44	512.51
CFCP	Coastal Fin. Corp. of SC	18.14	12,964	235.2	18.96	9.64	16.59	9.34	72.76	2.66	0.91	0.77	5.88	5.88	94.52
CCBI	Commercial Capital Bcrp of CA	22.63	29,956	677.9	22.65	4.33	20.60	9.85	420.23	40.91	0.68	0.56	3.41	2.97	57.52
CFFC	Community Fin. Corp. of VA	21.20	2,075	44.0	24.70	14.10	20.71	2.37	41.33	7.34	1.56	1.58	13.55	13.53	154.90
CIBI	Community Inv. Bncp. Inc of OH	15.50	1,090	16.9	17.00	11.60	17.00	-8.82	15.76	3.54	0.87	0.80	12.14	12.14	111.01
SBMC	Connecticut Bancshares of CT(8)*	51.92	11,135	578.1	52.47	37.35	51.90	0.04	23.03	0.74	2.46	2.35	23.69	21.25	232.40
DCOM	Dime Community Bancshars of NY*	31.96	25,410	812.1	32.27	21.53	31.53	1.36	47.01	3.90	2.02	1.92	11.17	8.95	116.95
DFBS	Dutchfork Bancshares Inc of SC	38.30	1,128	43.2	43.25	28.75	38.00	0.79	28.09	-0.52	3.13	2.48	28.71	28.71	199.99
ESBF	ESB Financial Corp. of PA	14.50	10,785	156.4	17.85	12.50	14.57	-0.48	11.28	-9.94	0.78	0.69	9.02	8.31	125.90
ESBK	Elmira Svgs Bank, FSB of NY*	31.75	1,039	33.0	32.48	23.17	31.48	0.86	30.39	1.60	2.35	1.64	20.88	20.31	280.36
EVRT	Evertrust Fin. Grp, Inc. of WA*	19.75	7,000	138.3	21.33	15.13	20.00	-1.25	26.36	-6.18	0.95	0.84	13.44	13.44	104.94
FFDF	FFD Financial Corp of Dover OH	14.52	1,205	17.5	15.50	11.44	14.75	-1.56	8.44	-1.56	0.79	0.36	14.17	14.17	114.87
FFLC	FFLC Bancorp of Leesburg FL	29.49	5,397	159.2	30.95	18.67	28.96	1.83	20.91	2.57	1.70	1.55	14.33	14.33	175.64
FFWC	FFW Corporation of Wabash IN	24.16	1,300	31.4	26.12	16.47	25.50	-5.25	47.23	9.82	1.85	1.43	17.88	17.13	186.90
FMCO	FMS Fin Corp. of Burlington NJ	17.68	6,486	114.7	20.50	12.30	18.16	-2.64	40.43	-1.78	0.96	0.93	9.69	9.18	188.83
FFHH	FSF Financial Corp. of MN	30.65	2,381	73.0	32.54	23.85	30.40	0.82	27.60	0.49	2.34	1.05	21.99	19.95	218.44
FSBI	Fidelity Bancorp, Inc. of PA	25.00	2,435	60.9	26.78	17.35	25.01	-0.04	43.02	-3.25	1.70	1.45	16.72	15.53	257.62
FFFL	Fidelity Bankshares, Inc of FL	37.48	15,025	563.1	38.45	17.91	36.27	3.34	105.60	19.36	1.19	1.11	12.29	12.15	202.76
FFED	Fidelity Fed. Bancorp of IN(8)	2.01	9,619	19.3	2.55	1.10	1.95	3.08	34.90	27.22	0.02	-0.05	1.39	1.39	18.23
FBTC	First BancTrust Corp of IL	23.74	1,250	29.7	25.25	17.37	25.20	-5.79	35.66	-2.10	1.56	1.10	21.11	21.11	180.96
FBEI	First Bancorp of Indiana of IN	21.16	1,610	34.1	23.40	16.05	20.85	1.49	22.88	5.43	0.90	0.44	18.72	17.44	131.62
FBSI	First Bancshares, Inc. of MO	20.17	1,667	33.6	21.88	14.09	20.63	-2.23	42.24	-3.95	1.41	1.35	16.47	16.16	164.55
FCAP	First Capital, Inc. of IN	22.04	2,827	62.3	25.00	17.95	23.27	-5.29	8.84	4.95	1.22	1.20	15.36	13.23	141.14
FCFL	First Community Bk Corp of FL	18.45	1,990	36.7	19.65	11.08	16.75	10.15	20.59	20.59	0.75	0.71	9.93	9.71	87.05
FDEF	First Defiance Fin. Corp of OH	27.43	6,328	173.6	30.65	18.50	27.85	-1.51	39.66	5.91	1.91	1.00	19.64	16.39	164.44
FFBH	First Fed. Bancshares of AR	20.99	5,340	112.1	21.30	12.78	20.50	2.39	61.71	2.39	1.40	1.19	14.06	14.06	129.34
FTFC	First Fed. Capital Corp. of WI	21.64	22,395	484.6	24.25	18.40	21.22	1.98	7.72	-4.08	1.55	-0.13	12.35	8.26	147.73
FFBI	First Federal Bancshares of IL	34.55	1,848	63.8	36.00	20.00	34.00	1.62	71.04	-1.85	1.50	1.58	21.96	20.98	169.03
FFSX	First Federal Bankshares of IA	21.55	3,770	81.2	25.24	15.28	22.83	-5.61	37.61	-12.61	1.55	1.38	18.76	13.79	168.34
FFBZ	First Federal Bncrp, Inc of OH	9.11	3,261	29.7	10.00	7.20	8.83	3.17	28.47	0.44	0.54	0.51	6.83	6.83	74.48
FFCH	First Fin. Holdings Inc. of SC	30.10	12,575	378.5	33.14	23.67	29.95	0.50	20.64	-3.74	2.05	1.62	13.11	11.81	193.57
FFHS	First Franklin Corp. of OH	19.00	1,643	31.2	21.48	14.05	20.10	-5.47	30.94	5.73	0.88	0.39	14.49	14.49	166.40
FKAN	First Kansas Fin. Corp. of KS(8)	18.86	908	17.1	20.45	15.40	18.86	0.00	22.47	0.59	-0.09	-0.14	17.85	17.85	167.86
FKFS	First Keystone Fin., Inc of PA	27.10	1,891	51.2	29.00	19.07	27.10	0.00	40.34	-0.73	1.43	0.98	16.62	16.62	294.01
CASH	First Midwest Fin., Inc. of IA	21.50	2,508	53.9	24.50	15.90	22.50	-4.44	31.74	-0.46	1.41	1.39	18.05	16.69	311.84
FMSB	First Mutual Bncshrs Inc of WA*	25.50	4,730	120.6	25.98	14.69	25.65	-0.58	66.02	4.08	1.78	1.55	10.75	10.75	182.00
FNFG	First Niagara Financial of NY*	14.40	70,814	1,019.7	16.55	11.17	14.61	-1.44	26.32	-3.81	0.49	0.52	10.21	8.59	49.90
FNFI	First Niles Fin., Inc. of OH	17.49	1,399	24.5	17.90	15.19	17.00	2.88	9.11	-1.46	0.76	0.67	11.89	11.89	71.50
FPTB	First PacTrust Bancorp of CA	22.56	5,056	114.1	24.33	15.55	22.72	-0.70	44.62	1.08	0.74	0.76	17.32	17.32	121.34
FPFC	First Place Fin. Corp. of OH	18.99	13,289	252.4	20.00	15.15	19.66	-3.41	15.09	-2.76	1.37	0.66	14.10	12.38	125.72
FSFF	First SecurityFed Fin of IL(8)	34.85	3,953	137.8	35.25	23.63	34.75	0.29	30.33	16.09	2.09	2.09	20.55	20.53	124.17
FSLA	First Sentinel Bancorp of NJ(8)	21.49	27,251	585.6	21.98	13.80	21.62	-0.60	51.13	1.61	0.75	0.54	8.35	8.21	80.90
FBNW	FirstBank NW Corp. of WA	30.09	2,862	86.1	31.05	23.30	30.40	-1.02	26.48	-0.86	1.23	0.64	24.08	16.12	239.44
FFBK	FloridaFirst Bancorp of FL(8)	27.11	5,382	145.9	33.99	19.38	27.11	0.00	21.79	-18.10	1.08	0.83	19.24	17.45	152.58
FFIC	Flushing Fin. Corp. of NY*	19.14	19,291	369.2	19.46	11.27	18.90	1.27	65.57	4.70	1.12	1.12	7.61	7.41	99.05
FKKY	Frankfort First Bancorp of KY	23.72	1,262	29.9	23.72	17.12	23.35	1.58	31.92	14.04	0.84	0.84	14.05	14.05	110.03
FBTX	Franklin Bank Corp of TX	19.00	21,225	403.3	20.70	16.51	18.98	0.11	0.00	0.00	-0.05	0.19	11.56	8.83	106.07
GUPB	GFSB Bancorp, Inc of Gallup NM	25.83	1,146	29.6	25.98	16.26	21.79	18.54	46.76	18.00	1.38	1.32	15.86	15.86	209.01
GSLA	GS Financial Corp. of LA	19.00	1,324	25.2	19.75	18.00	19.20	-1.04	0.05	-2.26	0.47	-0.22	22.47	22.47	160.27
GTPS	Great American Bancorp of IL	33.50	756	25.3	36.75	28.30	34.00	-1.47	11.85	-4.31	2.00	1.44	23.33	22.69	210.91
PEDE	Great Pee Dee Bancorp of SC	16.18	1,768	28.6	18.10	13.70	16.85	-3.98	13.23	-8.07	0.66	0.70	14.92	14.28	88.85
GAFC	Greater Atlant. Fin Corp of VA	7.62	3,012	23.0	8.31	6.50	7.71	-1.17	9.48	-6.50	0.29	-3.12	7.11	6.68	175.68
GCBC	Green Co Bcrp MHC of NY (43.0)	35.49	2,043	30.9	36.00	20.80	34.25	3.62	60.59	6.90	1.20	1.20	14.41	14.41	133.05
HCBB	HCB Bancshares, Inc. of AR(8)	17.89	1,447	25.9	20.13	15.84	18.11	-1.21	5.86	-0.61	0.34	0.25	19.14	19.14	160.65
HFFC	HF Financial Corp. of SD	18.10	3,574	64.7	18.25	14.38	17.75	1.97	20.67	10.70	1.29	0.92	14.29	12.91	220.63
HMNF	HMN Financial, Inc. of MN	27.74	4,513	125.2	27.99	15.55	27.94	-0.72	72.73	14.20	1.91	0.95	17.93	16.99	191.99
HARB	Harbor Florida Bancshrs of FL	28.86	23,827	687.6	31.50	22.62	28.94	-0.28	16.84	-2.96	1.60	1.46	11.28	11.11	101.31
HARL	Harleysville Svgs Fin Cp of PA	30.55	2,277	69.6	34.50	24.00	34.00	-10.15	22.20	2.17	2.03	1.93	18.33	18.33	305.81
HWFG	Harrington West Fncl of CA	16.57	5,206	86.3	17.11	9.39	16.50	0.42	69.95	19.81	1.31	1.34	8.90	7.91	172.94
HFFB	Harrodsburg 1st Fin Bcrp of KY	24.01	1,223	29.4	24.99	13.59	23.25	3.27	71.38	5.45	0.96	0.95	17.41	16.92	142.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
HTHR	Hawthorne Fin. Corp. of CA(8)	42.95	11,729	503.8	43.23	19.23	39.28	9.34	111.06	53.50	2.43	2.37	15.80	13.75	227.98
HMLK	Hemlock Fed. Fin. Corp. of IL	27.10	973	26.4	31.75	26.50	28.90	-6.23	-0.51	-5.84	1.79	1.29	22.68	21.31	329.31
HFWA	Heritage Financial Corp of WA	21.80	6,192	135.0	24.47	19.87	21.40	1.87	7.65	1.25	1.47	1.23	10.37	9.30	99.90
HIFS	Hingham Inst. for Sav. of MA*	41.75	2,079	86.8	44.97	30.50	40.00	4.37	35.55	0.51	2.58	2.43	19.68	19.68	232.78
HCFC	Home City Fin. Corp. of OH	16.25	794	12.9	17.48	12.40	16.25	0.00	28.36	-5.80	0.79	0.77	14.72	14.32	188.95
HWEN	Home Financial Bancorp of IN	6.24	1,356	8.5	6.40	4.50	6.19	0.81	31.37	-1.11	0.27	0.27	5.10	5.10	44.73
HLFC	Home Loan Financial Corp of OH	20.20	1,674	33.8	21.20	14.00	18.75	7.73	40.28	4.94	1.13	1.10	13.26	13.26	89.39
HFBC	HopFed Bancorp of KY	18.26	3,630	66.3	18.50	13.50	18.26	0.00	33.19	5.92	0.97	0.79	12.98	11.38	143.71
HRZB	Horizon Financial Corp. of WA*	19.03	10,408	198.1	19.39	14.17	19.20	-0.89	29.02	8.68	1.21	1.01	10.38	10.32	78.81
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	39.28	189,836	1,463.3	40.38	18.64	38.91	0.95	105.01	2.88	1.09	1.01	7.00	7.00	89.73
HRBT	Hudson River Bancorp Inc of NY	19.98	30,312	605.6	21.44	11.35	20.08	-0.50	65.40	2.36	1.01	1.01	9.02	6.69	85.09
ICBC	Independence Comm Bnk Cp of NY	40.63	54,476	2,213.4	40.71	24.96	39.59	2.63	55.61	12.96	2.40	2.40	17.44	14.03	164.02
IFSB	Independence FSB of DC	23.00	1,553	35.7	25.49	11.36	23.48	-2.04	85.19	-1.12	-0.56	-0.59	14.05	14.05	140.05
JXSB	Jcksnville Bcp MHC of IL(45.6)	19.99	1,942	17.4	20.00	11.90	19.51	2.46	67.98	18.56	0.43	0.23	10.32	8.73	134.82
JFBI	Jefferson Bancshares of TN	13.99	8,386	117.3	16.62	10.08	13.99	0.00	78.22	1.38	0.56	0.55	11.00	11.00	38.45
KNBT	KNBT Bancorp of PA	17.34	30,419	527.5	17.90	15.87	17.04	1.76	73.40	-1.37	0.45	0.35	12.69	11.08	64.04
LSBX	LSB Corp of No. Andover MA*	17.76	4,235	75.2	18.25	12.48	17.81	-0.28	37.57	2.60	0.98	1.21	12.99	12.99	110.06
LSBI	LSB Fin. Corp. of Lafayette IN	27.00	1,356	36.6	28.00	19.85	27.75	-2.70	33.60	-1.82	2.17	1.29	20.45	20.45	235.45
LARL	Laurel Capital Group Inc of PA	23.34	1,879	43.9	25.98	18.00	22.51	3.69	22.20	-5.70	1.04	1.03	14.45	12.39	161.11
LNCB	Lincoln Bancorp of IN	21.00	4,412	92.7	21.52	16.45	20.82	0.86	22.16	5.26	0.81	0.72	17.96	17.46	134.11
LOGN	Logansport Fin. Corp. of IN	21.50	877	18.9	22.45	16.95	21.75	-1.15	22.86	2.43	1.69	1.39	18.65	18.65	178.82
MAFB	MAF Bancorp, Inc. of IL	44.04	33,064	1,456.1	44.95	32.61	44.45	-0.92	29.68	5.11	2.52	2.08	27.27	18.90	270.19
MFBC	MFB Corp. of Mishawaka IN	32.05	1,304	41.8	35.00	22.02	32.50	-1.38	43.40	5.22	1.73	0.35	26.66	26.66	329.42
MSBF	MSB Financial, Inc of MI(8)	18.40	1,307	24.0	19.01	11.80	18.40	0.00	48.87	-0.49	1.05	0.45	11.84	10.50	72.60
MASB	MassBank Corp. of Reading MA*	42.01	4,407	185.1	44.27	27.30	40.90	2.71	47.20	-2.33	1.78	1.69	25.17	24.92	229.24
MTXC	Matrix Bancorp, Inc. of CO	10.76	6,519	70.1	11.47	7.75	10.89	-1.19	21.44	16.32	0.36	0.50	10.68	10.68	264.74
MFLR	Mayflower Co-Op. Bank of MA*	18.86	2,046	38.6	21.00	10.35	19.20	-1.77	80.82	25.65	0.91	0.55	8.55	8.50	104.40
MCBF	Monarch Community Bncrp of MI	16.00	2,403	38.4	17.21	11.87	15.96	0.25	32.23	-0.68	0.42	-0.12	15.49	15.49	86.79
MFSF	MutualFirst Fin. Inc. of IN	24.65	5,269	129.9	29.21	21.30	24.80	-0.60	15.35	-1.83	1.65	1.39	18.29	18.12	154.43
MYST	Mystic Financial of MA*	32.40	1,551	50.3	33.47	16.86	32.40	0.00	88.92	7.18	1.00	0.43	17.05	17.05	280.03
NASB	NASB Fin, Inc. of Grandview MO	41.65	8,455	352.2	44.50	22.43	42.50	-2.00	78.37	-0.62	2.92	2.00	14.92	14.53	143.99
NHTB	NH Thrift Bancshares of NH	30.31	1,982	60.1	35.67	18.30	28.50	6.35	58.44	-10.46	2.85	1.40	19.04	12.92	260.12
NMIL	Newmil Bancorp, Inc. of CT*	27.65	4,093	113.2	29.80	19.95	28.01	-1.29	19.65	-4.82	1.84	1.78	12.78	10.65	172.01
NBSI	North Bancshares of Chicago IL	14.00	1,145	16.0	17.25	12.75	13.82	1.30	-6.67	3.32	0.32	0.29	11.77	11.77	116.81
FFFD	North Central Bancshares of IA	38.50	1,605	61.8	39.25	31.10	38.48	0.05	10.54	4.51	3.64	3.64	25.91	22.82	264.18
NEIB	Northeast Indiana Bncrp of IN	20.55	1,488	30.6	22.15	15.00	20.91	-1.72	32.41	-2.33	1.30	1.06	18.28	18.28	152.82
NEPF	Northeast PA Fin. Corp of PA	18.29	4,182	76.5	20.00	14.77	18.02	1.50	11.87	-4.79	-0.77	-1.32	14.06	11.29	209.90
NWSB	Northwest Bcrp MHC of PA(25.4)	25.41	47,789	308.5	26.67	15.15	25.34	0.28	64.25	19.07	0.93	0.85	10.25	7.23	120.88
OCFC	OceanFirst Fin. Corp of NJ	25.20	13,351	336.4	28.00	20.91	25.25	-0.20	15.65	-7.18	1.49	0.90	10.09	9.98	128.64
ONFC	Oneida Fincl MHC of NY (45.7)	14.60	7,640	31.8	18.60	12.67	15.98	-8.64	-4.76	-0.95	0.41	0.31	6.65	4.98	56.05
PBNC	PFS Bancorp Inc of IN	19.67	1,474	29.0	20.80	15.30	19.96	-1.45	26.25	0.10	0.56	0.57	18.04	18.04	79.80
PHSB	PHSB Financial Corp of PA	22.71	2,903	65.9	22.72	16.85	22.25	2.07	33.35	5.63	0.94	0.57	16.07	16.07	117.11
PVFC	PVF Capital Corp. of OH	15.16	6,384	96.8	17.68	11.85	14.81	2.36	21.18	-5.96	1.32	0.50	9.64	9.64	107.68
PPBI	Pacific Premier Bncrp of CA(8)	14.31	5,255	75.2	15.25	4.25	14.60	-1.99	135.36	29.04	0.39	0.34	7.10	7.10	58.87
PBCI	Pamrapo Bancorp, Inc. of NJ	27.57	4,974	137.1	29.20	16.50	28.35	-2.75	48.23	8.76	1.56	1.56	10.32	10.32	128.04
PFED	Park Bancorp of Chicago IL	30.04	1,155	34.7	31.66	24.70	29.70	1.14	18.64	3.37	1.85	1.73	25.24	25.24	225.91
PVSA	Parkvale Financial Corp of PA	28.90	5,575	161.1	30.73	21.70	29.61	-2.40	26.20	7.64	1.85	1.67	18.32	16.28	286.49
PRTR	Partners Trust MHC of NY(46.4)(8)	35.00	14,194	230.7	41.49	16.45	35.44	-1.24	109.08	2.94	0.99	0.96	12.35	9.71	90.54
PBHC	Pathfinder BC MHC of NY (39.1)*	19.81	2,433	20.2	21.00	13.69	19.18	3.28	38.24	7.31	0.55	0.40	8.79	6.83	118.16
PFSB	PennFed Fin. Services of NJ	35.00	6,873	240.6	36.95	25.37	35.10	-0.28	29.06	4.48	1.80	1.77	17.57	17.24	260.73
PFDC	Peoples Bancorp of Auburn IN	25.85	3,395	87.8	27.66	17.80	24.39	5.99	41.57	7.71	1.63	1.49	18.83	17.97	147.64
PBCT	Peoples Bank, MHC of CT (40.8)*	45.23	62,000	1,137.5	47.05	24.25	44.95	0.62	79.48	38.96	1.03	0.88	16.16	14.33	188.25
PCBI	Peoples Community Bcrp. of OH	21.22	2,522	53.5	25.50	19.80	21.15	0.33	-5.69	-5.69	1.48	1.39	18.52	16.32	292.90
PSFC	Peoples Sidney Fin. Corp of OH	17.35	1,433	24.9	18.50	13.25	17.62	-1.53	24.73	9.26	0.63	0.63	12.04	12.04	95.23
PFSL	Pocahontas Bancorp, Inc. of AR	16.60	4,550	75.5	16.90	10.83	16.65	-0.30	51.60	4.14	1.20	1.09	11.66	8.04	163.92
PBCP	Provident Bancorp of NY	12.01	35,225	423.1	12.16	6.59	11.50	4.43	69.63	13.30	0.33	0.29	8.42	6.67	43.42
PROV	Provident Fin. Holdings of CA	24.59	7,227	177.7	25.33	18.34	24.78	-0.77	29.63	1.70	2.32	0.62	14.17	14.15	160.80
PULB	Pulaski Fin Cp of St. Louis MO	19.35	5,356	103.6	20.44	10.51	19.11	1.26	70.94	14.63	1.07	0.08	6.91	6.91	82.06
QCBC	Quaker City Bancorp, Inc of CA	44.74	6,259	280.0	46.95	32.70	43.41	3.06	35.78	-3.01	3.55	3.28	22.86	22.81	280.41
RPFG	Ranier Pacific Fin Group of WA	16.49	8,443	139.2	17.05	15.50	16.05	2.74	64.90	3.58	0.37	0.14	13.24	13.21	92.58
RIVR	River Valley Bancorp of IN	27.30	1,641	44.8	30.25	14.20	27.25	0.18	90.91	-7.24	1.61	0.73	13.53	13.51	149.41
RVSB	Riverview Bancorp, Inc. of WA	19.51	4,954	96.7	21.83	16.00	19.54	-0.15	14.56	-8.23	1.00	1.15	12.88	10.84	103.76
ROME	Rome Bncp Inc MHC of NY (41.6)*	33.29	4,285	39.1	36.00	16.78	33.00	0.88	92.09	7.18	0.36	0.50	8.55	8.55	61.13
SCFS	Seacoast Fin Serv Corp of MA(8)*	34.66	25,821	895.0	35.38	17.32	34.40	0.76	81.47	26.64	1.13	1.17	14.83	10.12	173.37
SVBI	Severn Bancorp Inc of MD	31.50	4,144	130.5	34.20	18.00	30.87	2.04	64.49	-1.41	2.71	2.38	11.24	11.16	127.84

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
SKBO	Skibo Fin Corp MHC of PA(39.8)(8)	16.95	3,142	20.8	18.88	12.00	16.95	0.00	16.90	0.18	0.04	0.04	7.40	7.40	49.55
SOBI	Sobieski Bancorp of S. Bend IN	6.90	678	4.7	13.80	6.00	6.85	0.73	-45.24	-46.35	-7.34	-7.74	7.87	7.87	163.63
SFFS	Sound Fed Bancorp Inc of NY	15.35	12,803	196.5	17.35	11.25	15.37	-0.13	35.48	-1.54	0.58	0.58	10.32	9.23	68.96
SSFC	South Street Fin. Corp. of NC*	10.23	3,080	31.5	10.95	8.02	10.68	-4.21	23.70	-2.01	0.51	0.51	8.19	8.19	71.20
SMBC	Southern Missouri Bncrp of MO	15.54	2,308	35.9	15.76	11.78	15.33	1.37	30.37	12.20	1.22	1.22	11.35	10.05	128.63
SFFC	StateFed Financial Corp. of IA(8)	13.09	1,309	17.1	13.45	11.00	13.25	-1.21	11.69	-0.38	0.04	-0.03	10.65	10.65	71.29
STSA	Sterling Financial Corp of WA	36.39	14,864	540.9	38.96	18.59	36.43	-0.11	92.23	6.34	2.35	2.04	16.84	13.62	287.74
STBI	Sturgis Bancorp of MI	13.50	2,809	37.9	15.87	9.80	13.91	-2.95	35.00	-4.86	1.01	0.34	10.27	8.41	102.76
SYNF	Synergy Financial Group of NJ	10.55	12,451	131.4	11.50	4.90	10.42	1.25	117.53	4.98	0.24	0.24	8.04	8.04	52.37
THRD	TF Fin. Corp. of Newtown PA	31.50	2,816	88.7	35.47	23.90	32.50	-3.08	24.31	-7.89	-2.10	-2.33	19.24	17.56	214.73
TONE	TierOne Corporation of NE	23.00	18,060	415.4	25.37	15.65	22.49	2.27	46.03	0.17	1.32	1.04	16.34	16.34	122.25
TSBK	Timberland Bancorp, Inc. of WA	23.04	4,258	98.1	24.95	18.80	22.74	1.32	21.26	1.54	1.45	1.35	18.52	18.52	107.60
TRST	TrustCo Bank Corp NY of NY	13.64	73,946	1,008.6	14.25	9.50	13.52	0.89	36.40	3.73	0.72	0.63	3.07	3.06	37.64
UCBC	Union Community Bancorp of IN	17.85	2,100	37.5	19.60	16.11	18.20	-1.92	8.18	2.23	1.11	1.11	16.92	15.58	124.56
UCFC	United Community Fin. of OH	12.86	34,086	438.3	12.92	8.73	12.26	4.89	46.47	12.71	0.67	0.42	8.21	7.11	60.84
UPFC	United PanAm Fin. Corp of CA	17.94	16,100	288.8	19.64	7.07	17.82	0.67	136.05	7.49	0.82	0.83	6.42	6.42	103.77
UTBI	United Tenn. Bancshares of TN	18.08	1,242	22.5	19.75	12.50	19.00	-4.84	37.07	11.74	1.38	1.37	13.19	12.54	94.75
WSFS	WSFS Financial Corp. of DE(8)*	49.20	7,321	360.2	51.00	31.25	48.46	1.53	51.62	9.70	8.61	2.75	25.68	25.68	301.47
WVFC	WVS Financial Corp. of PA	17.86	2,546	45.5	19.98	15.84	17.54	1.82	11.69	2.06	1.06	1.06	11.96	11.96	163.91
WSBI	Warwick Community Bncrp of NY*	34.51	4,496	155.2	35.30	28.17	34.75	-0.69	15.11	0.32	1.44	1.31	16.42	15.89	169.04
WFSL	Washington Federal, Inc. of WA	26.06	78,410	2,043.4	26.44	18.82	25.96	0.39	31.35	1.01	1.80	1.76	13.65	12.88	96.22
WAYN	Wayne Savings Bancorp of OH	16.00	3,907	62.5	18.70	10.69	16.14	-0.87	49.25	-11.11	0.71	0.69	11.35	11.35	95.20
WYPT	Waypoint Financial Corp of PA	24.90	33,248	827.9	26.90	16.43	25.15	-0.99	47.08	14.80	1.25	0.93	12.10	11.47	160.31
WCFB	Wbstr Cty Fed MHC of IA (38.5)	15.00	3,772	10.8	17.25	9.26	16.00	-6.25	54.64	7.14	0.32	0.32	6.00	5.97	28.15
WEFC	Wells Fin. Corp. of Wells MN	31.39	1,133	35.6	34.79	22.35	33.90	-7.40	36.84	4.63	3.52	1.35	24.19	24.19	196.34
WOFC	Western Ohio Fin. Corp. of OH	32.15	1,749	56.2	33.55	20.60	31.50	2.06	42.89	0.22	1.46	1.19	24.87	24.87	215.16
WGBC	Willow Grove Bancorp of PA	18.41	10,215	188.1	18.78	13.80	18.15	1.43	30.85	3.66	0.67	0.44	10.76	10.66	81.91

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(166)	10.30	9.71	0.85	9.17	5.40	0.63	6.65	0.75	159.67	1.03	17.67	158.84	16.09	171.59	20.29	0.45	1.96	32.30
NYSE Traded Companies(12)	7.57	6.73	1.26	14.86	7.53	0.71	9.39	0.46	170.76	1.10	14.24	211.33	15.89	244.22	17.90	0.56	1.52	19.86
AMEX Traded Companies(12)	8.10	7.85	0.79	9.06	5.82	0.58	6.40	0.65	229.76	0.89	16.47	153.49	12.28	160.52	17.63	0.46	2.04	29.04
NASDAQ Listed OTC Companies(142)	10.72	10.13	0.82	8.70	5.17	0.62	6.42	0.77	154.05	1.04	18.12	154.38	16.40	165.70	20.73	0.44	1.99	33.87
California Companies(15)	8.02	7.88	1.16	14.96	6.47	0.82	10.93	0.31	166.56	1.23	17.39	194.89	17.30	197.82	18.17	0.40	1.19	18.43
Florida Companies(8)	8.21	7.82	0.96	11.38	4.99	0.87	10.24	0.54	226.08	0.84	21.03	228.00	18.64	241.58	23.54	0.25	0.97	19.37
Mid-Atlantic Companies(34)	9.45	8.65	0.79	9.01	4.65	0.62	6.25	0.39	225.29	1.13	18.24	172.93	16.66	192.35	19.33	0.43	1.85	30.29
Mid-West Companies(80)	10.94	10.43	0.79	8.15	5.68	0.54	5.72	1.07	102.54	0.95	17.23	141.66	15.24	151.06	21.20	0.50	2.28	38.08
New England Companies(5)	7.68	6.21	0.83	10.70	5.81	0.48	5.73	0.21	447.45	1.06	15.32	173.17	13.34	222.88	21.84	0.78	2.15	33.10
North-West Companies(7)	12.06	10.87	1.15	10.04	5.41	1.00	8.64	0.58	272.85	1.28	17.44	163.23	18.88	188.54	16.88	0.49	2.09	41.32
South-East Companies(12)	13.07	12.73	0.97	8.48	5.21	0.79	6.78	0.62	135.74	0.99	16.81	151.78	18.10	156.43	18.27	0.42	2.01	25.19
South-West Companies(4)	8.66	7.54	0.43	5.72	3.96	0.28	3.43	0.54	67.02	0.44	16.72	150.02	13.15	171.64	19.57	0.17	0.65	18.12
Western Companies (Excl CA)(1)	4.03	4.03	0.14	3.41	3.35	0.19	4.74	0.00	0.00	2.74	29.89	100.75	4.06	100.75	21.52	0.00	0.00	0.00
Thrift Strategy(156)	10.47	9.91	0.84	8.92	5.30	0.63	6.58	0.75	159.39	1.04	17.94	157.11	16.22	168.06	20.29	0.46	1.99	33.24
Mortgage Banker Strategy(8)	7.29	5.96	1.00	13.24	6.74	0.60	7.92	0.47	209.47	1.14	13.81	196.40	14.49	249.36	19.07	0.32	1.16	12.87
Real Estate Strategy(2)	8.41	8.41	1.05	12.73	8.17	0.58	7.08	1.04	50.62	0.59	12.28	150.28	12.68	150.43	23.49	0.38	2.60	32.39
Companies Issuing Dividends(145)	10.46	9.87	0.92	9.44	5.64	0.70	7.11	0.70	160.36	0.99	17.42	159.67	16.19	172.61	20.37	0.51	2.20	35.83
Companies Without Dividends(21)	8.98	8.42	0.28	6.88	3.34	0.06	2.78	1.13	153.18	1.40	20.44	151.85	15.35	162.98	19.32	0.00	0.00	0.00
Equity/Assets <6%(14)	5.35	5.01	0.40	10.27	5.93	-0.08	3.53	1.35	175.75	1.17	19.20	162.36	11.16	173.85	19.35	0.30	1.23	17.18
Equity/Assets 6-12%(109)	8.90	8.28	0.90	10.30	5.76	0.67	7.68	0.71	145.68	1.06	16.41	167.80	14.93	183.35	19.53	0.49	2.00	31.51
Equity/Assets >12%(43)	15.74	15.16	0.88	5.82	4.28	0.75	4.89	0.67	189.38	0.93	21.30	133.94	20.91	139.64	23.08	0.42	2.10	40.27
Converted Last 3 Mths (no MHC)(2)	17.37	15.36	0.61	3.45	2.51	0.56	3.21	0.23	495.97	1.17	NM	136.93	23.90	155.64	NM	0.07	0.58	21.21
Actively Traded Companies(13)	8.36	6.95	1.12	14.09	6.37	0.96	11.64	0.69	124.05	0.95	16.00	203.77	16.74	251.73	17.49	0.58	1.97	27.07
Market Value Below $20 Million(14)	9.40	9.28	-0.01	4.31	3.57	-0.20	2.27	2.22	53.35	1.12	17.39	115.97	11.01	118.00	18.58	0.28	1.76	34.96
Holding Company Structure(164)	10.30	9.71	0.85	9.19	5.41	0.63	6.66	0.75	160.72	1.04	17.74	158.82	16.09	171.74	20.38	0.46	1.97	32.39
Assets Over $1 Billion(53)	9.22	8.29	1.08	12.12	5.85	0.77	8.75	0.45	178.15	1.17	17.34	193.50	18.04	217.14	21.21	0.46	1.68	26.09
Assets $500 Million-$1 Billion(40)	9.31	8.64	0.80	8.84	5.40	0.59	5.75	0.61	202.22	0.94	17.45	153.45	14.15	167.32	19.96	0.48	1.99	34.86
Assets $250-$500 Million(30)	11.29	10.83	0.88	8.54	5.90	0.72	6.82	0.83	157.26	0.95	17.49	141.88	15.69	149.52	17.94	0.49	2.26	36.05
Assets less than $250 Million(43)	11.96	11.80	0.58	6.16	4.43	0.42	4.67	1.20	87.96	1.01	18.60	133.87	15.83	135.80	21.10	0.40	2.07	35.92
Goodwill Companies(102)	9.74	8.82	0.91	10.03	5.61	0.68	7.08	0.58	185.73	1.04	17.31	163.24	16.07	183.73	19.91	0.48	1.97	32.30
Non-Goodwill Companies(64)	11.21	11.17	0.75	7.71	5.06	0.54	5.95	1.08	108.89	1.03	18.30	151.79	16.13	152.14	20.95	0.41	1.93	32.31
Acquirors of FSLIC Cases(6)	9.19	8.78	0.86	10.03	4.96	0.84	9.41	0.94	67.44	0.86	15.97	184.47	16.75	194.96	17.53	0.46	1.63	20.97

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(29)	11.84	10.99	1.01	10.17	5.03	0.94	9.27	0.20	335.38	1.08	19.85	186.83	21.04	191.10	21.86	0.52	2.07	39.25
NYSE Traded Companies(4)	15.65	11.08	1.35	11.16	2.71	1.60	12.72	0.14	334.43	0.84	26.23	219.42	31.75	147.40	29.61	0.54	1.89	66.67
AMEX Traded Companies(4)	8.71	8.21	0.81	9.00	5.91	0.65	7.08	0.28	292.18	1.11	18.66	157.33	13.99	167.05	22.57	0.42	1.56	27.55
NASDAQ Listed OTC Companies(21)	11.76	11.31	0.99	10.19	5.19	0.90	9.12	0.19	346.30	1.11	19.60	186.46	20.61	196.50	20.73	0.53	2.15	38.98
Mid-Atlantic Companies(10)	12.31	10.17	1.19	11.81	4.65	1.21	11.58	0.28	358.58	0.98	21.00	211.39	24.39	217.32	23.77	0.55	2.01	44.33
New England Companies(15)	11.92	11.63	0.86	8.80	4.98	0.76	7.57	0.16	365.72	1.14	20.02	175.12	19.98	182.45	21.26	0.54	1.94	37.27
North-West Companies(3)	10.63	10.60	1.17	12.20	6.05	1.01	10.51	0.07	0.00	1.36	16.95	189.16	18.99	189.52	19.60	0.42	2.02	35.02
South-East Companies(1)	11.50	11.50	0.71	6.30	4.99	0.71	6.30	0.36	67.67	0.37	20.06	124.91	14.37	124.91	20.06	0.40	3.91	0.00
Thrift Strategy(28)	11.84	10.99	1.01	10.17	5.03	0.94	9.27	0.20	335.38	1.08	19.85	186.83	21.04	191.10	21.86	0.52	2.07	39.25
Companies Issuing Dividends(29)	11.84	10.99	1.01	10.17	5.03	0.94	9.27	0.20	335.38	1.08	19.85	186.83	21.04	191.10	21.86	0.52	2.07	39.25
Equity/Assets <6%(1)	5.91	5.91	1.04	17.68	6.98	0.91	15.39	0.06	0.00	1.16	14.33	237.21	14.01	237.21	16.45	0.31	1.22	17.42
Equity/Assets 6-12%(22)	8.95	8.56	0.92	10.42	5.50	0.83	9.20	0.23	350.76	1.03	19.33	187.33	16.54	198.93	20.73	0.57	2.11	36.74
Equity/Assets >12%(6)	19.59	17.51	1.21	8.34	3.60	1.22	8.41	0.15	266.14	1.20	23.03	177.25	32.72	159.95	25.85	0.44	2.12	52.86
Actively Traded Companies(5)	10.68	10.55	1.04	9.70	5.65	1.00	9.30	0.04	675.65	1.19	18.09	167.91	17.84	169.99	18.78	0.64	2.20	40.14
Holding Company Structure(26)	12.48	11.50	1.01	9.88	4.84	0.98	9.30	0.18	357.18	1.07	20.42	185.48	21.92	190.09	21.53	0.50	2.07	40.15
Assets Over $1 Billion(13)	16.24	14.31	1.15	9.96	3.87	1.18	10.13	0.12	489.83	0.90	22.75	201.88	29.53	206.54	24.54	0.54	1.97	46.62
Assets $500 Million-$1 Billion(6)	9.81	9.48	1.09	11.85	5.80	0.97	10.59	0.17	297.15	1.35	17.97	198.80	18.69	209.07	20.14	0.51	2.05	36.74
Assets $250-$500 Million(7)	8.35	8.21	0.82	9.62	5.97	0.71	7.97	0.37	192.68	1.20	18.34	161.46	13.28	164.00	17.70	0.54	1.90	33.18
Assets less than $250 Million(3)	9.85	9.82	0.79	8.47	4.91	0.62	6.36	0.20	67.67	0.79	20.39	172.75	16.22	173.40	27.17	0.40	3.02	43.96
Goodwill Companies(20)	10.88	9.60	1.07	10.90	5.17	1.00	9.97	0.21	384.98	1.04	19.63	194.43	20.57	201.59	23.10	0.55	2.00	40.13
Non-Goodwill Companies(9)	13.76	13.76	0.88	8.70	4.73	0.82	7.87	0.18	112.18	1.17	20.31	171.62	21.98	171.62	18.38	0.45	2.20	36.94

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	15.16	14.51	0.64	4.86	1.95	0.58	4.29	0.71	198.07	0.91	28.45	234.75	36.29	256.43	29.73	0.54	2.10	39.43
BIF-Insured Thrifts(5)	10.61	10.08	0.66	6.92	2.01	0.66	6.58	0.45	166.86	0.95	NM	233.16	33.72	266.63	NM	0.62	1.76	67.62
AMEX Traded Companies(2)	17.01	17.01	0.57	3.13	1.71	0.57	3.20	0.56	170.15	1.14	NM	184.57	31.22	184.57	NM	0.23	1.36	71.43
NASDAQ Listed OTC Companies(17)	13.39	12.70	0.66	5.77	2.00	0.60	5.20	0.63	190.36	0.89	28.45	242.71	36.11	270.96	29.73	0.61	2.08	46.00
Mid-Atlantic Companies(12)	12.05	11.30	0.70	6.63	2.22	0.66	6.16	0.64	224.74	0.80	28.45	227.11	32.81	264.09	29.73	0.40	1.62	49.71
Mid-West Companies(4)	16.61	16.29	0.66	3.88	1.77	0.61	3.35	0.66	63.15	0.69	NM	226.57	36.80	235.71	NM	0.75	2.86	34.88
New England Companies(2)	11.90	11.42	0.44	4.41	1.72	0.43	4.13	0.29	267.81	1.35	NM	237.05	26.80	254.92	NM	0.88	2.14	71.43
South-East Companies(1)	24.13	23.54	0.54	2.29	0.71	0.27	1.14	0.97	67.29	2.20	NM	311.57	75.19	319.35	NM	0.80	2.02	0.00
Thrift Strategy(18)	14.15	13.56	0.66	5.39	1.95	0.61	4.92	0.64	181.57	0.89	28.45	230.91	36.26	254.23	29.73	0.50	1.91	48.83
Diversified Strategy(1)	8.58	7.61	0.54	6.59	2.28	0.46	5.63	0.35	273.06	1.37	NM	279.89	24.03	315.63	NM	1.56	3.45	0.00
Companies Issuing Dividends(16)	12.24	11.55	0.65	5.85	2.05	0.59	5.29	0.62	187.67	0.99	28.45	241.11	33.64	269.35	29.73	0.64	2.26	62.78
Companies Without Dividends(3)	25.66	25.66	0.67	2.58	1.36	0.65	2.52	0.00	0.00	0.39	NM	194.21	49.78	194.21	NM	0.00	0.00	0.00
Equity/Assets 6-12%(10)	9.02	8.05	0.63	6.95	2.33	0.55	6.05	0.62	219.99	0.90	28.45	245.32	25.92	286.56	29.73	0.73	2.38	61.34
Equity/Assets >12%(9)	20.68	20.58	0.68	3.34	1.44	0.67	3.41	0.62	123.02	0.95	NM	219.85	49.28	221.36	NM	0.32	1.45	23.81
Holding Company Structure(17)	13.41	12.78	0.67	5.62	2.01	0.62	5.12	0.64	181.57	0.93	28.45	232.73	35.15	258.00	29.73	0.53	2.03	54.93
Assets Over $1 Billion(6)	12.08	11.27	0.71	7.64	2.08	0.60	6.79	0.44	116.33	0.95	27.32	280.64	39.27	317.41	29.89	1.08	2.82	50.86
Assets $500 Million-$1 Billion(3)	15.73	15.60	0.33	2.17	0.99	0.34	2.05	0.15	360.96	0.80	NM	223.30	33.41	228.98	NM	0.23	1.11	35.71
Assets $250-$500 Million(7)	12.46	11.63	0.65	5.54	2.23	0.61	5.02	0.92	223.11	1.00	29.58	212.86	31.62	247.57	29.58	0.36	1.44	53.26
Assets less than $250 Million(3)	20.05	20.00	0.97	4.71	2.20	0.95	4.58	0.64	86.39	0.75	NM	212.47	43.08	213.10	NM	0.47	3.22	0.00
Goodwill Companies(9)	12.02	10.72	0.60	5.53	2.18	0.48	4.41	0.61	237.51	1.15	27.32	249.33	31.13	291.70	29.89	0.63	2.52	61.84
Non-Goodwill Companies(8)	12.49	12.49	0.70	6.21	1.90	0.72	6.30	0.63	130.71	0.81	29.58	224.66	36.50	224.66	29.58	0.65	1.97	63.49
MHC Institutions(19)	13.82	13.21	0.65	5.46	1.97	0.60	4.96	0.62	187.67	0.92	28.45	234.41	35.54	258.62	29.73	0.56	2.00	48.83
MHC Converted Last 3 Months(2)	25.66	25.66	0.67	2.58	1.36	0.65	2.52	0.00	0.00	0.39	NM	194.21	49.78	194.21	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.22	5.39	0.86	13.15	6.20	0.81	12.29	0.14	265.47	0.66	16.14	221.80	13.79	255.65	17.27	1.00	2.54	40.98
BBX	BankAtlantic Bancorp of FL	8.56	6.72	1.25	14.25	6.33	1.22	13.88	0.30	317.67	1.23	15.80	258.02	22.10	328.65	16.23	0.13	0.72	11.40
CFB	Commercial Federal Corp. of NE	6.20	4.72	0.71	11.96	7.70	0.44	7.52	0.91	97.99	1.34	12.99	155.43	9.63	203.89	20.67	0.50	1.77	22.94
DSL	Downey Financial Corp. of CA	7.87	7.85	0.87	11.67	6.69	0.52	6.89	0.42	62.37	0.30	14.95	165.79	13.05	166.35	25.32	0.40	0.73	10.99
FED	FirstFed Financial Corp. of CA	9.05	8.90	1.43	15.96	8.55	1.40	15.58	0.10	NA	1.70	11.69	172.59	15.62	175.54	11.98	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	5.66	5.66	2.69	NM	15.46	-0.27	-5.14	NA	NA	0.53	6.47	261.27	14.78	261.27	NM	1.00	3.75	24.27
GDW	Golden West Fin. Corp. of CA	7.21	7.21	1.50	20.32	6.25	1.50	20.32	NA	NA	0.39	16.00	297.52	21.44	297.52	16.00	0.40	0.34	5.50
GPT	GreenPoint Fin. Corp. of NY(8)*	8.00	6.28	2.09	25.03	8.05	0.66	7.83	NA	NA	0.78	12.42	319.08	25.53	NM	NM	1.20	2.70	33.52
NDE	IndyMac Bancorp, Inc. of CA	7.69	7.43	1.56	18.54	8.41	-0.94	-11.17	0.76	52.58	0.71	11.89	200.33	15.40	207.27	NM	1.00	2.78	33.11
NYB	New York Community Bcrp of NY*	12.24	3.63	2.24	19.81	3.81	2.37	20.91	NA	NA	0.75	26.23	295.62	36.18	NM	24.85	0.84	2.54	66.67
PFB	PFF Bancorp, Inc. of Pomona CA	9.06	9.03	1.24	13.67	6.52	1.15	12.73	0.74	120.23	1.02	15.34	193.06	17.50	193.79	16.46	0.80	2.23	34.19
PFS	Provident Financal Serv of NJ*	19.07	18.53	0.46	2.51	1.61	0.82	4.53	0.14	334.43	0.92	NM	143.23	27.31	147.40	34.38	0.24	1.25	NM
SOV	Sovereign Bancorp, Inc. of PA	7.72	4.52	0.95	13.08	5.78	0.81	11.16	NA	NA	1.25	17.29	209.00	16.13	356.80	20.27	0.10	0.45	7.75
SIB	Staten Island Bancorp of NY(8)*	8.30	7.58	1.18	13.60	5.64	-2.36	-27.10	0.50	67.47	0.72	17.73	236.92	19.67	259.37	NM	0.56	2.27	40.29
WBS	Webster Financial Corp. of CT	7.91	5.64	1.14	14.96	6.89	0.97	12.75	0.30	278.99	1.32	14.51	205.58	16.27	288.34	17.01	0.84	1.64	23.80
WES	Westcorp of Irvine CA	7.68	7.68	0.91	15.91	5.63	0.91	15.91	NA	NA	2.71	17.77	195.58	15.02	195.58	17.77	0.56	1.32	23.43
AMEX Traded Companies																			
ANE	Alliance Bncp of New Eng of CT(8)*	7.49	7.48	0.34	5.00	1.23	0.67	9.79	NA	NA	1.51	NM	361.97	27.12	362.60	NM	0.30	0.72	58.82
BHL	Berkshire Hills Bancorp of MA*	10.11	9.27	0.80	7.47	4.11	0.74	6.93	0.26	280.37	1.13	24.34	177.29	17.92	193.41	26.24	0.48	1.30	31.58
BFD	BostonFed Bancorp, Inc. of MA	5.58	4.55	0.21	3.55	2.14	-0.24	-4.09	NA	NA	1.14	NM	161.89	9.04	198.66	NM	0.64	1.88	NM
CNY	Carver Bancorp, Inc. of NY	7.70	7.70	0.91	12.86	8.37	0.89	11.68	0.23	344.00	1.21	11.95	135.78	10.46	135.78	12.13	0.20	0.82	9.85
CFF	Centrue Financial Corp of IL	6.17	5.39	0.36	5.34	3.58	0.24	3.54	1.51	57.37	1.28	27.92	167.46	10.32	191.58	NM	0.30	1.06	29.70
EFC	EFC Bancorp, Inc of Elgin IL	8.74	8.74	0.85	9.39	5.86	0.77	8.55	0.31	135.71	0.52	17.05	155.83	13.62	155.83	18.73	0.59	2.22	37.82
FCB	Falmouth Bancorp, Inc. of MA(8)*	11.29	11.29	0.14	1.27	0.63	0.14	1.32	NA	NA	0.86	NM	197.23	22.27	197.23	NM	0.52	1.35	NM
FDT	Federal Trust Corp of FL	5.96	5.96	0.65	10.31	5.14	0.51	7.99	1.34	42.89	0.69	19.45	195.97	11.67	195.97	25.10	0.08	1.03	20.00
FAB	FirstFed America Bancorp of MA(8)	8.59	6.55	0.90	11.42	4.30	-0.07	-0.94	0.39	194.65	1.37	23.27	241.10	20.70	316.05	NM	0.52	1.85	42.98
GAF	GA Financial Corp., Inc. of PA(8)	10.75	10.75	0.75	6.79	3.79	0.64	5.81	0.14	384.53	0.89	26.37	181.02	19.47	181.02	30.81	0.80	2.30	60.61
GOV	Gouverneur Bcp MHC of NY(42.4)	18.79	18.79	0.79	4.03	2.27	0.74	3.77	0.90	77.73	0.94	NM	174.94	32.88	174.94	NM	0.26	1.90	NM
NHN	Northeast Bancorp of Auburn ME*	7.32	7.15	0.82	10.54	7.71	0.56	7.23	0.29	303.99	1.09	12.97	137.37	10.05	140.68	18.90	0.36	1.81	23.53
SZB	SouthFirst Bancshares of AL	8.76	8.35	0.09	1.04	1.03	-0.44	-4.87	NA	NA	1.34	NM	107.89	9.45	113.12	NM	0.60	3.43	NM
TSH	Teche Hlding Cp of Franklin LA	10.08	10.08	1.16	10.79	7.57	1.09	10.12	0.32	186.73	0.90	13.21	143.65	14.48	143.65	14.09	0.76	2.10	27.74
WSB	Washington SB, FSB of Bowie MD	10.21	10.21	1.94	18.99	12.09	1.63	15.97	NA	NA	0.67	8.27	157.14	16.04	157.14	9.84	0.24	2.57	21.24
WFD	Westfield Finl MHC of MA(47.0)*	15.22	15.22	0.35	2.24	1.16	0.41	2.64	0.22	262.56	1.33	NM	194.21	29.56	194.21	NM	0.20	0.83	71.43
WFI	Winton Financial Corp. of OH	7.87	7.86	0.91	11.11	7.64	0.71	8.72	0.76	55.02	0.48	13.08	143.30	11.28	143.59	16.67	0.45	3.21	42.06
WRO	Woronoco Bancorp, Inc of MA	9.89	9.66	0.82	8.18	4.81	0.64	6.34	0.05	786.57	0.65	20.80	166.01	16.42	169.92	26.86	0.76	2.11	43.93
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.58	8.58	0.79	9.80	6.94	0.82	10.19	1.13	36.36	0.50	14.40	136.47	11.70	136.47	13.85	0.24	1.33	19.20
ASBP	ASB Financial Corp. of OH	10.62	10.62	1.34	12.59	5.15	1.31	12.28	1.00	68.75	0.87	19.40	235.42	25.00	235.42	19.88	0.56	2.33	45.16
ABBK	Abington Bancorp of MA(8)*	7.21	6.00	0.35	5.31	1.65	-0.11	-1.65	NA	NA	1.09	NM	319.99	23.06	NM	NM	0.44	0.94	57.14
AABC	Access Anytime Bancorp of NM	7.48	6.71	0.64	8.63	6.79	0.01	0.09	0.79	58.68	0.60	14.73	122.83	9.19	136.89	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	6.49	4.53	0.81	12.44	9.52	0.63	9.64	0.75	61.97	0.56	10.50	124.68	8.09	178.51	13.54	0.40	2.14	22.47
ALLB	Alliance Bank MHC of PA (20.0)	9.38	9.38	0.58	6.19	1.62	0.58	6.19	2.27	31.76	1.28	NM	NM	35.85	NM	NM	0.36	0.92	57.14
ASBI	Ameriana Bancorp of IN	9.66	9.48	0.55	6.20	4.67	1.08	12.24	2.37	39.19	1.80	21.40	133.44	12.89	135.97	10.84	0.64	3.88	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.27	7.67	1.56	18.81	9.36	0.82	9.86	0.47	167.26	0.95	10.68	200.84	16.61	216.57	20.36	0.44	1.67	17.89
ALFC	Atlantic Liberty Fincl of NY	16.32	16.32	0.89	5.45	4.21	0.89	5.45	0.12	292.46	0.53	23.76	128.55	20.98	128.55	23.76	0.20	1.01	24.10
BCSB	BCSB Bankcorp MHC of MD (36.0)	6.70	6.30	0.17	2.34	0.90	0.11	1.56	0.08	459.36	0.71	NM	266.67	17.87	283.69	NM	0.50	2.50	NM
BKMU	Bank Mutual Corp of WI	24.84	22.80	0.93	3.76	3.02	0.93	3.76	0.35	125.17	0.80	33.09	124.45	30.91	135.54	33.09	0.16	1.42	47.06
BKUNA	BankUnited Fin. Corp. of FL	6.19	5.79	0.60	10.17	4.89	0.50	8.34	0.41	74.19	0.52	20.46	189.60	11.73	202.42	24.95	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	10.85	10.85	-1.34	-12.13	-9.42	-1.41	-12.76	3.63	27.18	1.63	NM	123.69	13.42	123.69	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.24	7.24	0.67	9.12	5.93	0.67	9.12	0.03	NA	0.67	16.88	148.68	10.77	148.68	16.88	0.15	1.11	18.75
BRKL	Brookline Bancorp of MA*	39.79	39.79	1.02	2.39	1.58	0.89	2.11	0.01	NA	1.51	NM	153.35	61.02	153.35	NM	0.34	2.15	NM
CITZ	CFS Bancorp, Inc of Munster IN	9.93	9.93	0.23	2.27	1.93	0.16	1.56	NA	NA	1.06	NM	117.68	11.69	117.68	NM	0.44	2.93	NM
CKFB	CKF Bancorp of Danville KY	10.40	9.64	1.04	10.37	6.42	1.04	10.37	NA	NA	0.49	15.57	153.61	15.97	165.75	15.57	0.48	3.05	47.52
CAFI	Camco Fin Corp of Cambridge OH	8.98	8.69	0.83	9.22	7.12	0.45	4.95	1.28	39.78	0.67	14.05	133.75	12.01	138.10	26.15	0.58	3.41	47.93
CFFN	Capitol Fd Fn MHC of KS (30.0)	11.42	11.42	0.32	2.78	1.00	0.31	2.70	0.15	37.31	0.10	NM	283.21	32.33	283.21	NM	2.00	5.42	NM
CEBK	Central Bncrp of Somerville MA*	9.01	8.54	0.75	8.40	5.94	0.69	7.70	NA	NA	0.97	16.83	140.46	12.66	148.13	18.36	0.48	1.32	22.22
GCFC	Central Financial Corp of OH	19.60	19.60	-0.81	-4.74	-3.38	-0.26	-1.51	NA	NA	0.71	NM	125.24	24.55	125.24	NM	0.36	2.77	NM
CHFN	Charter Fincl MHC of GA (20.0)	24.13	23.54	0.54	2.29	0.71	0.27	1.14	0.97	67.29	2.20	NM	311.57	75.19	319.35	NM	0.80	2.02	NM
CFSL	Chesterfield Financial of IL	20.45	20.32	0.62	3.07	2.22	0.62	3.07	0.06	589.59	0.87	NM	136.72	27.96	137.58	NM	0.32	1.22	55.17
CHEV	Cheviot Financl Corp MHC of OH	26.06	26.06	0.84	3.23	1.80	0.81	3.10	NA	NA	0.41	NM	179.38	46.75	179.38	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
CTZN	Citizens First Bancorp of MI	14.54	14.54	1.24	8.49	6.19	1.14	7.81	0.47	232.78	1.32	16.17	133.46	19.40	133.46	17.57	0.36	1.48	24.00
CFSB	Citizens First Fin Corp. of IL	9.44	9.44	0.47	5.03	4.45	0.22	2.40	NA	NA	1.09	22.48	111.41	10.51	111.41	NM	0.40	1.63	36.70
CSBC	Citizens South Banking of NC	17.69	16.12	0.42	2.33	1.76	0.14	0.78	0.14	440.50	1.00	NM	135.25	23.92	148.37	NM	0.24	1.76	NM
CSBK	Clifton Svgs Bcrp MHC of NJ	25.26	25.26	0.49	1.94	0.93	0.49	1.94	NA	NA	0.36	NM	209.03	52.81	209.03	NM	0.00	0.00	0.00
CBSA	Coastal Bancorp of Houston TX(8)	4.98	4.18	0.46	9.24	5.54	0.43	8.51	0.85	85.07	0.97	18.06	161.94	8.07	192.91	19.60	0.60	1.45	26.20
CFCP	Coastal Fin. Corp. of SC	6.22	6.22	1.05	16.28	5.02	0.89	13.77	NA	NA	1.44	19.93	308.50	19.19	308.50	23.56	0.22	1.21	24.18
CCBI	Commercial Capital Bcrp of CA	5.93	5.16	1.54	22.52	3.00	1.27	18.54	0.01	NA	0.37	33.28	NM	39.34	NM	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.75	8.73	1.06	11.97	7.36	1.08	12.13	0.58	118.55	0.83	13.59	156.46	13.69	156.69	13.42	0.40	1.89	25.64
CIBI	Community Inv. Bncp, Inc of OH	10.94	10.94	0.78	7.34	5.61	0.72	6.75	0.85	57.28	0.61	17.82	127.68	13.96	127.68	19.38	0.34	2.19	39.08
SBMC	Connecticut Bancshares of CT(8)*	10.19	9.14	1.06	10.73	4.74	1.02	10.25	0.25	252.76	0.98	21.11	219.16	22.34	244.33	22.09	0.80	1.54	32.52
DCOM	Dime Community Bancshars of NY*	9.55	7.65	1.68	18.63	6.32	1.60	17.71	0.02	NA	0.69	15.82	286.12	27.33	357.09	16.65	0.80	2.50	39.60
DFBS	Dutchfork Bancshares Inc of SC	14.36	14.36	1.57	10.94	8.17	1.25	8.67	0.47	35.37	0.65	12.24	133.40	19.15	133.40	15.44	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.16	6.60	0.63	8.55	5.38	0.56	7.57	0.22	137.93	1.24	18.59	160.75	11.52	174.49	21.01	0.40	2.76	51.28
ESBK	Elmira Svgs Bank, FSB of NY*	7.45	7.24	0.86	11.40	7.40	0.60	7.96	0.74	117.37	1.35	13.51	152.06	11.32	156.33	19.36	0.76	2.39	32.34
EVRT	Evertrust Fin. Grp, Inc. of WA*	12.81	12.81	0.94	7.18	4.81	0.83	6.34	NA	NA	1.40	20.79	146.95	18.82	146.95	23.51	0.44	2.23	46.32
FFDF	FFD Financial Corp of Dover OH	12.34	12.34	0.70	5.63	5.44	0.32	2.56	0.72	79.00	0.70	18.38	102.47	12.64	102.47	NM	0.42	2.89	53.16
FFLC	FFLC Bancorp of Leesburg FL	8.16	8.16	0.98	12.35	5.76	0.90	11.26	0.65	89.01	0.71	17.35	205.79	16.79	205.79	19.03	0.52	1.76	30.59
FFWC	FFW Corporation of Wabash IN	9.57	9.17	1.01	10.33	7.66	0.78	7.98	1.33	81.82	1.96	13.06	135.12	12.93	141.04	16.90	0.64	2.65	34.59
FMCO	FMS Fin Corp. of Burlington NJ	5.13	4.86	0.53	10.37	5.43	0.51	10.04	NA	NA	1.08	18.42	182.46	9.36	192.59	19.01	0.12	0.68	12.50
FFHH	FSF Financial Corp. of MN	10.07	9.13	1.03	11.10	7.63	0.46	4.98	1.58	20.56	0.47	13.10	139.38	14.03	153.63	29.19	1.40	4.57	59.83
FSBI	Fidelity Bancorp, Inc. of PA	6.49	6.03	0.66	9.74	6.80	0.56	8.31	0.84	59.20	1.14	14.71	149.52	9.70	160.98	17.24	0.48	1.92	28.24
FFFL	Fidelity Bankshares, Inc of FL	6.06	5.99	0.64	10.12	3.18	0.60	9.44	NA	NA	0.50	31.50	304.96	18.48	308.48	33.77	0.40	1.07	33.61
FFED	Fidelity Fed. Bancorp of IN(8)	7.62	7.62	0.12	1.54	1.00	-0.31	-3.85	0.87	48.36	0.73	NM	144.60	11.03	144.60	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.67	11.67	0.90	7.38	6.57	0.63	5.21	NA	NA	1.96	15.22	112.46	13.12	112.46	21.58	0.40	1.68	25.64
FBEI	First Bancorp of Indiana of IN	14.22	13.25	0.75	4.82	4.25	0.37	2.35	0.22	216.81	0.74	23.51	113.03	16.08	121.33	NM	0.57	2.69	63.33
FBSI	First Bancshares, Inc. of MO	10.01	9.82	0.87	8.87	6.99	0.84	8.49	NA	NA	0.68	14.30	122.47	12.26	124.81	14.94	0.16	0.79	11.35
FCAP	First Capital, Inc. of IN	10.88	9.37	0.95	8.55	5.54	0.94	8.41	1.31	48.72	0.86	18.07	143.49	15.62	166.59	18.37	0.60	2.72	49.18
FCFL	First Community Bk Corp of FL	11.41	11.15	0.89	7.63	4.07	0.84	7.22	0.39	279.26	1.25	24.60	185.80	21.19	190.01	25.99	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.94	9.97	1.23	9.92	6.96	0.65	5.19	0.28	299.90	1.19	14.36	139.66	16.68	167.36	27.43	0.80	2.92	41.88
FFBH	First Fed. Bancshares of AR	10.87	10.87	1.08	10.37	6.67	0.92	8.81	0.73	31.75	0.31	14.99	149.29	16.23	149.29	17.64	0.40	1.91	28.57
FTFC	First Fed. Capital Corp. of WI	8.36	5.59	1.11	15.24	7.16	-0.09	-1.28	0.41	101.84	0.55	13.96	175.22	14.65	261.99	NM	0.56	2.59	36.13
FFBI	First Federal Bancshares of IL	12.99	12.41	0.91	6.17	4.34	0.96	6.50	0.58	54.44	0.73	23.03	157.33	20.44	164.68	21.87	0.44	1.27	29.33
FFSX	First Federal Bankshares of IA	11.14	8.19	0.92	8.29	7.19	0.82	7.38	1.76	43.47	1.05	13.90	114.87	12.80	156.27	15.62	0.36	1.67	23.23
FFBZ	First Federal Bncrp, Inc of OH	9.17	9.17	0.76	8.08	5.93	0.71	7.63	0.37	180.00	0.75	16.87	133.38	12.23	133.38	17.86	0.24	2.63	44.44
FFCH	First Fin. Holdings Inc. of SC	6.77	6.10	1.12	15.79	6.81	0.89	12.48	0.63	95.87	0.82	14.68	229.60	15.55	254.87	18.58	0.88	2.92	42.93
FFHS	First Franklin Corp. of OH	8.71	8.71	0.52	6.09	4.63	0.23	2.70	1.30	38.46	0.68	21.59	131.12	11.42	131.12	NM	0.32	1.68	36.36
FKAN	First Kansas Fin. Corp. of KS(8)	10.63	10.63	-0.05	-0.49	-0.48	-0.08	-0.76	0.47	36.73	0.38	NM	105.66	11.24	105.66	NM	0.20	1.06	NM
FKFS	First Keystone Fin., Inc of PA	5.65	5.65	0.49	8.31	5.28	0.34	5.70	0.56	64.34	0.69	18.95	163.06	9.22	163.06	27.65	0.44	1.62	30.77
CASH	First Midwest Fin., Inc. of IA	5.79	5.35	0.47	7.94	6.56	0.47	7.83	0.90	71.65	1.36	15.25	119.11	6.89	128.82	15.47	0.52	2.42	36.88
FMSB	First Mutual Bncshrs Inc of WA*	5.91	5.91	1.04	17.68	6.98	0.91	15.39	0.06	NA	1.16	14.33	237.21	14.01	237.21	16.45	0.31	1.22	17.42
FNFG	First Niagara Financial of NY*	20.46	17.21	1.05	6.39	3.40	1.11	6.78	0.36	197.85	1.11	29.39	141.04	28.86	167.64	27.69	0.28	1.94	57.14
FNFI	First Niles Fin., Inc. of OH	16.63	16.63	1.06	6.19	4.35	0.94	5.46	1.00	75.82	1.92	23.01	147.10	24.46	147.10	26.10	0.60	3.43	NM
FPTB	First PacTrust Bancorp of CA	14.27	14.27	0.74	4.25	3.28	0.76	4.36	NA	NA	0.71	30.49	130.25	18.59	130.25	29.68	0.36	1.60	48.65
FPFC	First Place Fin. Corp. of OH	11.22	9.85	1.15	9.96	7.21	0.55	4.80	0.93	69.52	1.05	13.86	134.68	15.10	153.39	28.77	0.56	2.95	40.88
FSFF	First SecurityFed Fin of IL(8)	16.55	16.53	1.75	10.61	6.00	1.75	10.61	0.55	111.11	0.99	16.67	169.59	28.07	169.75	16.67	0.68	1.95	32.54
FSLA	First Sentinel Bancorp of NJ(8)	10.32	10.15	0.91	9.32	3.49	0.65	6.71	0.08	698.85	1.04	28.65	257.37	26.56	261.75	NM	0.42	1.95	56.00
FBNW	FirstBank NW Corp. of WA	10.06	6.73	0.87	9.23	4.09	0.45	4.80	0.38	254.02	1.44	24.46	124.96	12.57	186.66	NM	0.68	2.26	55.28
FFBK	FloridaFirst Bancorp of FL(8)	12.61	11.44	0.70	5.70	3.98	0.54	4.38	NA	NA	0.88	25.10	140.90	17.77	155.36	32.66	0.28	1.03	25.93
FFIC	Flushing Fin. Corp. of NY*	7.68	7.48	1.20	15.49	5.85	1.20	15.49	0.04	960.85	0.51	17.09	251.51	19.32	258.30	17.09	0.32	1.67	28.57
FKKY	Frankfort First Bancorp of KY	12.77	12.77	0.76	5.91	3.54	0.76	5.91	0.79	7.45	0.06	28.24	168.83	21.56	168.83	28.24	1.12	4.72	NM
FBTX	Franklin Bank Corp of TX	10.90	8.32	-0.05	-0.43	-0.26	0.18	1.64	0.29	75.36	0.28	NM	164.36	17.91	215.18	NM	0.00	0.00	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	7.59	7.59	0.69	8.96	5.34	0.66	8.57	NA	NA	NA	18.72	162.86	12.36	162.86	19.57	0.50	1.94	36.23
GSLA	GS Financial Corp. of LA	14.02	14.02	0.30	1.93	2.47	-0.14	-0.90	0.58	46.81	0.76	NM	84.56	11.85	84.56	NM	0.40	2.11	NM
GTPS	Great American Bancorp of IL	11.06	10.76	0.91	8.43	5.97	0.66	6.07	0.01	NA	1.17	16.75	143.59	15.88	147.64	23.26	0.44	1.31	22.00
PEDE	Great Pee Dee Bancorp of SC	16.79	16.07	0.79	4.48	4.08	0.84	4.75	1.70	56.66	1.31	24.52	108.45	18.21	113.31	23.11	0.62	3.83	NM
GAFC	Greater Atlant. Fin Corp of VA	4.05	3.80	0.17	4.06	3.81	-1.84	-43.64	0.21	136.49	0.59	26.28	107.17	4.34	114.07	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	10.83	10.83	0.97	8.53	3.38	0.97	8.53	0.16	268.46	0.85	29.58	246.29	26.67	246.29	29.58	0.80	2.25	66.67
HCBB	HCB Bancshares, Inc. of AR(8)	11.91	11.91	0.20	1.76	1.90	0.15	1.30	4.52	15.24	1.70	NM	93.47	11.14	93.47	NM	0.36	2.01	NM
HFFC	HF Financial Corp. of SD	6.48	5.85	0.58	9.19	7.13	0.42	6.56	0.63	81.19	0.67	14.03	126.66	8.20	140.20	19.67	0.43	2.38	33.33
HMNF	HMN Financial, Inc. of MN	9.34	8.85	1.09	11.09	6.89	0.54	5.51	0.58	137.75	1.00	14.52	154.71	14.45	163.27	29.20	0.80	2.88	41.88
HARB	Harbor Florida Bancshrs of FL	11.13	10.97	1.68	14.86	5.54	1.53	13.56	0.12	553.43	1.00	18.04	255.85	28.49	259.77	19.77	0.64	2.22	40.00
HARL	Harleysville Svgs Fin Cp of PA	5.99	5.99	0.70	11.49	6.64	0.67	10.93	0.04	722.91	0.63	15.05	166.67	9.99	166.67	15.83	0.80	2.62	39.41
HWFG	Harrington West Fncl of CA	5.15	4.57	0.81	16.31	7.91	0.83	16.69	NA	NA	0.88	12.65	186.18	9.58	209.48	12.37	0.33	1.99	25.19
HFFB	Harrodsburg 1st Fin Bcrp of KY	12.25	11.90	0.70	5.47	4.00	0.69	5.41	0.65	89.73	0.85	25.01	137.91	16.89	141.90	25.27	0.60	2.50	62.50
HTHR	Hawthorne Fin. Corp. of CA(8)	6.93	6.03	1.10	16.46	5.66	1.08	16.06	0.42	299.58	1.53	17.67	271.84	18.84	312.36	18.12	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.89	6.47	0.55	8.08	6.61	0.40	5.82	NA	NA	0.71	15.14	119.49	8.23	127.17	21.01	0.68	2.51	37.99

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
HFWA	Heritage Financial Corp of WA	10.38	9.31	1.53	13.22	6.74	1.28	11.06	NA	NA	1.49	14.83	210.22	21.82	234.41	17.72	0.60	2.75	40.82
HIFS	Hingham Inst. for Sav. of MA*	8.45	8.45	1.18	13.64	6.18	1.11	12.85	0.04	NA	0.83	16.18	212.14	17.94	212.14	17.18	0.72	1.72	27.91
HCFC	Home City Fin. Corp. of OH	7.79	7.58	0.42	5.39	4.86	0.41	5.25	NA	NA	0.78	20.57	110.39	8.60	113.48	21.10	0.44	2.71	55.70
HWEN	Home Financial Bancorp of IN	11.40	11.40	0.58	5.43	4.33	0.58	5.43	2.44	25.61	0.79	23.11	122.35	13.95	122.35	23.11	0.12	1.92	44.44
HLFC	Home Loan Financial Corp of OH	14.83	14.83	1.29	8.80	5.59	1.25	8.57	1.98	19.28	0.44	17.88	152.34	22.60	152.34	18.36	0.74	3.66	65.49
HFBC	HopFed Bancorp of KY	9.03	7.92	0.76	7.50	5.31	0.62	6.11	0.18	247.37	0.70	18.82	140.68	12.71	160.46	23.11	0.48	2.63	49.48
HRZB	Horizon Financial Corp. of WA*	13.17	13.09	1.54	11.75	6.36	1.28	9.81	0.07	NA	1.52	15.73	183.33	24.15	184.40	18.84	0.50	2.63	41.32
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	7.80	7.80	1.34	15.48	2.77	1.24	14.35	0.13	124.63	0.30	NM	NM	43.78	NM	NM	0.64	1.63	58.72
HRBT	Hudson River Bancorp Inc of NY	10.60	7.86	1.22	11.65	5.06	1.22	11.65	0.79	193.24	2.42	19.78	221.51	23.48	298.65	19.78	0.32	1.60	31.68
ICBC	Independence Comm Bnk Cp of NY	10.63	8.55	1.55	14.07	5.91	1.55	14.07	0.38	217.23	1.29	16.93	232.97	24.77	289.59	16.93	0.88	2.17	36.67
IFSB	Independence FSB of DC	10.03	10.03	-0.36	-3.86	-2.43	-0.38	-4.06	0.66	40.03	0.78	NM	163.70	16.42	163.70	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.65	6.48	0.32	4.11	2.15	0.17	2.20	1.46	57.11	1.69	NM	193.70	14.83	228.98	NM	0.30	1.50	69.77
JFBI	Jefferson Bancshares of TN	28.61	28.61	1.46	5.09	4.00	1.43	5.00	0.65	126.82	1.40	24.98	127.18	36.38	127.18	25.44	0.16	1.14	28.57
KNBT	KNBT Bancorp of PA	19.82	17.30	0.70	3.55	2.60	0.55	2.76	NA	NA	0.89	NM	136.64	27.08	156.50	NM	0.00	0.00	0.00
LSBX	LSB Corp of No. Andover MA*	11.80	11.80	0.94	7.72	5.52	1.17	9.54	NA	NA	2.00	18.12	136.72	16.14	136.72	14.68	0.52	2.93	53.06
LSBI	LSB Fin. Corp. of Lafayette IN	8.69	8.69	0.93	11.08	8.04	0.55	6.58	1.27	76.16	1.11	12.44	132.03	11.47	132.03	20.93	0.58	2.15	26.73
LARL	Laurel Capital Group Inc of PA	8.97	7.69	0.64	7.14	4.46	0.64	7.07	0.53	123.38	1.22	22.44	161.52	14.49	188.38	22.66	0.80	3.43	NM
LNCB	Lincoln Bancorp of IN	13.39	13.02	0.64	4.50	3.86	0.57	4.00	0.46	129.38	0.80	25.93	116.93	15.66	120.27	29.17	0.52	2.48	64.20
LOGN	Logansport Fin. Corp. of IN	10.43	10.43	0.97	9.33	7.86	0.80	7.68	0.97	115.58	1.68	12.72	115.28	12.02	115.28	15.47	0.56	2.60	33.14
MAFB	MAF Bancorp, Inc. of IL	10.09	7.00	1.24	13.61	5.72	1.03	11.23	0.49	78.56	0.54	17.48	161.50	16.30	233.02	21.17	0.84	1.91	33.33
MFBC	MFB Corp. of Mishawaka IN	8.09	8.09	0.53	6.70	5.40	0.11	1.36	0.84	148.30	1.64	18.53	120.22	9.73	120.22	NM	0.48	1.50	27.75
MSBF	MSB Financial, Inc of MI(8)	16.31	14.46	1.37	9.08	5.71	0.59	3.89	2.87	17.51	0.66	17.52	155.41	25.34	175.24	NM	0.46	2.50	43.81
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.78	6.97	4.24	0.74	6.61	0.02	675.65	0.61	23.60	166.91	18.33	168.58	24.86	1.00	2.38	56.18
MTXC	Matrix Bancorp, Inc. of CO	4.03	4.03	0.14	3.41	3.35	0.19	4.74	NA	NA	2.74	29.89	100.75	4.06	100.75	21.52	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.19	8.14	0.87	10.64	4.83	0.53	6.43	0.04	NA	1.21	20.73	220.58	18.07	221.88	34.29	0.40	2.12	43.96
MCBF	Monarch Community Bncrp of MI	17.85	17.85	0.49	2.73	2.63	-0.14	-0.78	2.57	46.19	1.67	NM	103.29	18.44	103.29	NM	0.20	1.25	47.62
MFSF	MutualFirst Fin. Inc. of IN	11.84	11.73	1.10	9.11	6.69	0.93	7.68	0.57	144.97	0.95	14.94	134.77	15.96	136.04	17.73	0.44	1.78	26.67
MYST	Mystic Financial of MA*	6.09	6.09	0.37	5.98	3.09	0.16	2.57	0.41	156.68	0.94	32.40	190.03	11.57	190.03	NM	0.40	1.23	40.00
NASB	NASB Fin, Inc. of Grandview MO	10.36	10.09	2.18	20.33	7.01	1.49	13.93	1.17	55.87	0.92	14.26	279.16	28.93	286.65	20.83	0.80	1.92	27.40
NHTB	NH Thrift Bancshares of NH	7.32	4.97	1.14	16.11	9.40	0.56	7.91	0.27	276.78	1.13	10.64	159.19	11.65	234.60	21.65	0.90	2.97	31.58
NMIL	Newmil Bancorp, Inc. of CT*	7.43	6.19	1.10	14.22	6.65	1.07	13.76	0.18	411.89	1.14	15.03	216.35	16.07	259.62	15.53	0.68	2.46	36.96
NBSI	North Bancshares of Chicago IL	10.08	10.08	0.27	2.68	2.29	0.25	2.43	NA	NA	0.36	NM	118.95	11.99	118.95	NM	0.32	2.29	NM
FFFD	North Central Bancshares of IA	9.81	8.64	1.38	14.71	9.45	1.38	14.71	NA	NA	0.86	10.58	148.59	14.57	168.71	10.58	1.00	2.60	27.47
NEIB	Northeast Indiana Bncrp of IN	11.96	11.96	0.86	7.20	6.33	0.71	5.87	1.13	68.74	1.07	15.81	112.42	13.45	112.42	19.39	0.56	2.73	43.08
NEPF	Northeast PA Fin. Corp of PA	6.70	5.38	-0.36	-5.08	-4.21	-0.61	-8.70	1.33	87.64	2.17	NM	130.09	8.71	162.00	NM	0.24	1.31	NM
NWSB	Northwest Bcrp MHC of PA(25.4)	8.48	5.98	0.82	11.07	3.66	0.75	10.12	0.62	79.38	0.77	27.32	247.90	21.02	351.45	29.89	0.40	1.57	43.01
OCFC	OceanFirst Fin. Corp of NJ	7.84	7.76	1.14	14.78	5.91	0.69	8.93	0.14	447.47	0.77	16.91	249.75	19.59	252.51	28.00	0.80	3.17	53.69
ONFC	Oneida Fincl MHC of NY (45.7)	11.86	8.88	0.74	6.36	2.81	0.56	4.81	0.06	807.25	1.05	NM	219.55	26.05	293.17	NM	0.37	2.53	NM
PBNC	PFS Bancorp Inc of IN	22.61	22.61	0.69	3.08	2.85	0.70	3.13	NA	NA	NA	NM	109.04	24.65	109.04	34.51	0.30	1.53	53.57
PHSB	PHSB Financial Corp of PA	13.72	13.72	0.81	5.75	4.14	0.49	3.48	0.12	402.93	1.06	24.16	141.32	19.39	141.32	NM	0.80	3.52	NM
PVFC	PVF Capital Corp. of OH	8.95	8.95	1.20	14.35	8.71	0.45	5.43	1.32	46.22	0.70	11.48	157.26	14.08	157.26	30.32	0.30	1.98	22.73
PPBI	Pacific Premier Bncrp of CA(8)	12.06	12.06	0.80	12.19	2.73	0.69	10.63	1.20	53.49	0.80	NM	201.55	24.31	201.55	NM	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.06	8.06	1.25	15.32	5.66	1.25	15.32	0.24	161.53	0.66	17.67	267.15	21.53	267.15	17.67	0.84	3.05	53.85
PFED	Park Bancorp of Chicago IL	11.17	11.17	0.83	7.22	6.16	0.77	6.75	0.18	126.25	0.37	16.24	119.02	13.30	119.02	17.36	0.60	2.00	32.43
PVSA	Parkvale Financial Corp of PA	6.39	5.68	0.64	10.36	6.40	0.58	9.35	0.48	190.78	1.28	15.62	157.75	10.09	177.52	17.31	0.72	2.49	38.92
PRTR	Partners Trust MHC of NY(46.4)(8)	13.64	10.72	1.08	8.24	2.83	1.04	7.99	0.34	197.30	1.07	NM	283.40	38.66	360.45	NM	0.48	1.37	48.48
PBHC	Pathfinder BC MHC of NY (39.1)*	7.44	5.78	0.48	6.07	2.78	0.35	4.42	0.96	61.55	0.88	NM	225.37	16.77	290.04	NM	0.40	2.02	72.73
PFSB	PennFed Fin. Services of NJ	6.74	6.61	0.68	10.39	5.14	0.67	10.21	0.18	199.46	0.54	19.44	199.20	13.42	203.02	19.77	0.40	1.14	22.22
PFDC	Peoples Bancorp of Auburn IN	12.75	12.17	1.10	8.76	6.31	1.00	8.01	0.77	51.36	0.55	15.86	137.28	17.51	143.85	17.35	0.68	2.63	41.72
PBCT	Peoples Bank, MHC of CT (40.8)*	8.58	7.61	0.54	6.59	2.28	0.46	5.63	0.35	273.06	1.37	NM	279.89	24.03	315.63	NM	1.56	3.45	NM
PCBI	Peoples Community Bcrp. of OH	6.32	5.57	0.58	8.31	6.97	0.55	7.80	NA	NA	1.82	14.34	114.58	7.24	130.02	15.27	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.64	12.64	0.64	5.21	3.63	0.64	5.21	1.62	34.28	0.64	27.54	144.10	18.22	144.10	27.54	0.56	3.23	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.11	4.90	0.76	10.71	7.23	0.69	9.73	0.96	53.86	0.97	13.83	142.37	10.13	206.47	15.23	0.32	1.93	26.67
PBCP	Provident Bancorp of NY	19.39	15.36	0.76	3.92	2.75	0.67	3.44	0.38	225.52	1.57	NM	142.64	27.66	180.06	NM	0.14	1.27	42.42
PROV	Provident Fin. Holdings of CA	8.81	8.80	1.43	16.37	9.43	0.38	4.38	0.19	299.56	0.85	10.60	173.54	15.29	173.78	NM	0.40	1.63	17.24
PULB	Pulaski Fin Cp of St. Louis MO	8.42	8.42	1.32	16.14	5.53	0.10	1.21	0.94	98.30	1.28	18.08	280.03	23.58	280.03	NM	0.24	1.24	22.43
QCBC	Quaker City Bancorp, Inc of CA	8.15	8.13	1.36	16.14	7.93	1.26	14.92	0.22	298.06	0.85	12.60	195.71	15.96	196.14	13.64	0.80	1.79	22.54
RPFG	Ranier Pacific Fin Group of WA	14.30	14.27	0.40	2.79	2.24	0.15	1.06	0.13	910.17	1.84	NM	124.55	17.81	124.83	NM	0.20	1.21	54.05
RIVR	River Valley Bancorp of IN	9.06	9.04	1.13	12.49	5.90	0.51	5.66	0.74	114.57	1.10	16.96	201.77	18.27	202.07	NM	0.68	2.49	42.24
RVSB	Riverview Bancorp, Inc. of WA	12.41	10.45	1.06	8.53	5.13	1.22	9.80	0.61	154.54	1.30	19.51	151.48	18.80	179.98	16.97	0.56	2.87	56.00
ROME	Rome Bncp Inc MHC of NY (41.6)*	13.99	13.99	0.60	4.24	1.08	0.83	5.89	0.61	112.50	0.86	NM	NM	54.46	NM	NM	0.29	0.87	NM
SCFS	Seacoast Fin Serv Corp of MA(8)*	8.55	5.84	0.72	8.46	3.26	0.75	8.76	0.34	289.85	1.21	30.67	233.72	19.99	342.49	29.62	0.56	1.62	49.56
SVBI	Severn Bancorp Inc of MD	8.79	8.73	2.32	26.08	8.60	2.04	22.91	0.48	177.95	0.94	11.62	280.25	24.64	282.26	13.24	0.36	1.14	13.28
SKBO	Skibo Fin Corp MHC of PA(39.8)(8)	14.93	14.93	0.08	0.54	0.24	0.08	0.54	0.31	83.85	1.17	NM	229.05	34.21	229.05	NM	0.00	0.00	0.00
SOBI	Sobieski Bancorp of S. Bend IN	4.81	4.81	-4.06	NM	NM	-4.28	NM	7.21	27.11	3.28	NM	87.67	4.22	87.67	NM	0.00	0.00	NM
SFFS	Sound Fed Bancorp Inc of NY	14.97	13.38	0.90	6.02	3.78	0.90	6.02	0.15	204.42	0.57	26.47	148.74	22.26	166.31	26.47	0.24	1.56	41.38

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

Financial Institution		Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
SSFC	South Street Fin. Corp. of NC*	11.50	11.50	0.71	6.30	4.99	0.71	6.30	0.36	67.67	0.37	20.06	124.91	14.37	124.91	20.06	0.40	3.91	NM
SMBC	Southern Missouri Bncrp of MO	8.82	7.81	0.99	11.07	7.85	0.99	11.07	0.17	381.43	0.78	12.74	136.92	12.08	154.63	12.74	0.36	2.32	29.51
SFFC	StateFed Financial Corp. of IA(8)	14.94	14.94	0.05	0.37	0.31	-0.04	-0.28	NA	NA	NA	NM	122.91	18.36	122.91	NM	0.00	0.00	0.00
STSA	Sterling Financial Corp of WA	5.85	4.73	0.88	14.67	6.46	0.77	12.73	0.50	164.85	1.21	15.49	216.09	12.65	267.18	17.84	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.99	8.18	0.96	10.11	7.48	0.32	3.40	1.60	58.58	1.28	13.37	131.45	13.14	160.52	NM	0.36	2.67	35.64
SYNF	Synergy Financial Group of NJ	15.35	15.35	0.46	2.99	2.27	0.46	2.99	0.07	766.42	0.76	NM	131.22	20.15	131.22	NM	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA	8.96	8.18	-0.85	-9.66	-6.67	-0.94	-10.71	0.52	67.02	0.52	NM	163.72	14.67	179.38	NM	0.60	1.90	NM
TONE	TierOne Corporation of NE	13.37	13.37	1.12	7.12	5.74	0.88	5.61	NA	NA	0.97	17.42	140.76	18.81	140.76	22.12	0.20	0.87	15.15
TSBK	Timberland Bancorp, Inc. of WA	17.21	17.21	1.39	8.01	6.29	1.29	7.45	1.53	55.94	1.17	15.89	124.41	21.41	124.41	17.07	0.56	2.43	38.62
TRST	TrustCo Bank Corp NY of NY	8.16	8.13	1.95	23.00	5.28	1.71	20.13	0.12	NA	4.17	18.94	NM	36.24	NM	21.65	0.60	4.40	NM
UCBC	Union Community Bancorp of IN	13.58	12.51	0.86	6.45	6.22	0.86	6.45	NA	NA	0.54	16.08	105.50	14.33	114.57	16.08	0.60	3.36	54.05
UCFC	United Community Fin. of OH	13.49	11.69	1.14	8.28	5.21	0.71	5.19	0.79	92.68	0.94	19.19	156.64	21.14	180.87	30.62	0.30	2.33	44.78
UPFC	United PanAm Fin. Corp of CA	6.19	6.19	0.99	13.71	4.57	1.00	13.88	NA	NA	4.78	21.88	279.44	17.29	279.44	21.61	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	13.92	13.23	1.52	10.72	7.63	1.50	10.64	0.35	218.38	1.12	13.10	137.07	19.08	244.18	13.20	0.33	1.83	23.91
WSFS	WSFS Financial Corp. of DE(8)*	8.52	8.52	3.16	33.06	17.50	1.01	10.56	0.31	332.33	1.69	5.71	191.59	16.32	191.59	17.89	0.20	0.41	2.32
WVFC	WVS Financial Corp. of PA	7.30	7.30	0.69	8.90	5.94	0.69	8.90	NA	NA	1.76	16.85	149.33	10.90	149.33	16.85	0.64	3.58	60.38
WSBI	Warwick Community Bncrp of NY*	9.71	9.40	0.82	8.42	4.17	0.74	7.66	0.36	182.41	1.51	23.97	210.17	20.42	217.18	26.34	0.60	1.74	41.67
WFSL	Washington Federal, Inc. of WA	14.19	13.39	1.91	13.87	6.91	1.87	13.56	0.35	97.60	0.53	14.48	190.92	27.08	202.33	14.81	0.80	3.07	44.44
WAYN	Wayne Savings Bancorp of OH	11.92	11.92	0.74	6.74	4.44	0.72	6.55	NA	NA	0.34	22.54	140.97	16.81	140.97	23.19	0.48	3.00	67.61
WYPT	Waypoint Financial Corp of PA	7.55	7.15	0.76	9.81	5.02	0.56	7.30	0.36	149.72	1.17	19.92	205.79	15.53	217.09	26.77	0.56	2.25	44.80
WCFB	Wbstr Cty Fed MHC of IA (38.5)	21.31	21.21	1.16	5.39	2.13	1.16	5.39	0.38	95.04	0.56	NM	250.00	53.29	251.26	NM	0.68	4.53	NM
WEFC	Wells Fin. Corp. of Wells MN	12.32	12.32	1.78	15.21	11.21	0.68	5.83	0.64	63.60	0.63	8.92	129.76	15.99	129.76	23.25	0.88	2.80	25.00
WOFC	Western Ohio Fin. Corp. of OH	11.56	11.56	0.72	5.90	4.54	0.59	4.81	0.41	112.77	0.54	22.02	129.27	14.94	129.27	27.02	1.00	3.11	68.49
WGBC	Willow Grove Bancorp of PA	13.14	13.01	0.82	5.83	3.64	0.54	3.83	0.56	117.99	1.21	27.48	171.10	22.48	172.70	NM	0.40	2.17	59.70

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:						
As of	March 5, 2004	10529.5	1147.2	2,008.8	1621.5	573.1

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	02/27/04	01/30/04	12/31/03	02/28/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,617.6	1,560.5	1,482.3	1,084.0	3.66	9.13	49.23
MHC Index	2,897.4	2,836.7	2,663.5	1,691.3	2.14	8.78	71.31
Stock Exchange Indexes							
AMEX Thrifts	560.4	567.3	547.2	356.6	-1.22	2.40	57.15
NYSE Thrifts	1,035.0	985.5	927.9	696.3	5.02	11.53	48.64
OTC Thrifts	1,924.1	1,899.1	1,832.1	1,282.5	1.32	5.02	50.02
Geographic Indexes							
Mid-Atlantic Thrifts	4,061.5	3,913.9	3,767.0	2,434.5	3.77	7.82	66.83
Midwestern Thrifts	3,406.4	3,374.2	3,266.1	2,512.8	0.96	4.30	35.56
New England Thrifts	1,472.0	1,427.7	1,304.3	956.6	3.10	12.86	53.88
Southeastern Thrifts	1,467.3	1,436.0	1,469.6	1,010.7	2.18	-0.16	45.18
Southwestern Thrifts	1,208.6	1,185.2	1,191.3	879.8	1.97	1.45	37.37
Western Thrifts	1,463.8	1,402.4	1,311.9	1,032.9	4.38	11.58	41.72
Asset Size Indexes							
Less than $250M	1,413.5	1,414.2	1,372.1	1,053.2	-0.05	3.02	34.21
$250M to $500M	3,466.2	3,458.3	3,331.7	2,528.1	0.23	4.04	37.11
$500M to $1B	1,779.1	1,785.1	1,763.0	1,309.4	-0.34	0.91	35.87
$1B to $5B	2,324.7	2,309.4	2,239.1	1,556.4	0.66	3.82	49.36
Over $5B	975.4	931.9	879.0	647.8	4.67	10.96	50.57
Pink Indexes							
Pink Thrifts	412.1	415.5	390.2	279.8	-0.83	5.61	47.29
Less than $75M	456.1	463.9	409.0	332.9	-1.67	11.52	37.03
Over $75M	430.5	425.4	400.5	284.4	1.19	7.50	51.35
Comparative Indexes							
Dow Jones Industrials	10,583.9	10,488.1	10,453.9	7,891.1	0.91	1.24	34.13
S&P 500	1,144.9	1,131.1	1,111.9	841.2	1.22	2.97	36.12

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Florida and Georgia Thrift Acquisitions 2002-2004

Date Announce	Date Close	Buyer	ST	Seller	ST	Bank/ Thrift	Seller Financial Data at Announcement: Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Reserve Coverage (%)	Deal Characteristics: Deal Value ($M)	Per Share ($)	Form	Price/ Book (%)	Price/ Tg Book (%)	Price/ TTM EPS (x)	Price/ Assets (%)	Tg Bk Prem/ Core Deps (%)
12/18/2003	Pending	Bancshares of Florida Inc.	FL	Horizon Financial Corp.	FL	Thrift	87,413	6.61	0.30	4.56	3.54	16.75	10.5	14.00	Common	181.65	181.65	NM	12.01	10.84
02/05/2004	Pending	SouthTrust Corp.	AL	*FloridaFirst Bancorp, Inc.*	FL	Thrift	818,482	12.46	0.73	5.94	0.18	430.67	154.2	27.12	Mixed	143.26	158.87	24.00	18.84	15.57
08/06/2002	06/18/2003	Worldwide Financial Investors	GA	Metro Savings Bank, FSB	FL	Thrift	8,282	5.78	-2.49	-37.81	3.39	84.39	1.7	5.60	Cash	348.02	348.02	NM	20.13	16.97
01/29/2003	03/19/2003	Private Investor		*Monticello Bank*	FL	Thrift	88,758	6.14	2.69	44.30	0.88	82.12	NA	NA	Cash	NA	NA	NA	NA	NA
05/22/2002	09/13/2002	BB&T Corp.	NC	Regional Financial Corp	FL	Thrift	1,606,402	6.37	0.93	14.71	1.20	38.46	274.6	NA	Common	268.18	272.07	18.49	17.09	24.02
03/26/2002	07/22/2002	Royal Bank of Canada		*Eagle Bancshares, Inc.*	GA	Thrift	1,148,807	7.29	0.57	8.30	1.40	65.12	154.2	26.00	Cash	176.15	176.15	NM	13.42	12.58
						Average:	626,357	7.44	0.46	6.67	1.77	119.59	119.0	18.18		223.45	227.35	21.25	16.30	16.00
						Median:	453,620	6.49	0.65	7.12	1.30	73.62	154.2	20.000		181.65	181.65	NM	17.09	15.57

EXHIBIT IV-5

Atlantic Coast Federal Corporation
Director and Senior Management Summary Resumes

Exhibit IV-5
Atlantic Coast Federal Corporation
Director and Senior Management Summary Resumes

Charles E. Martin, Jr. Mr. Martin is a retired employee of CSX Transportation, Inc., Waycross, Georgia where he worked as a machinist for over 20 years.

Forrest W. Sweat, Jr. Mr. Sweat is a partner in the law firm of Walker & Sweat, Waycross, Georgia. He has practiced law since 1982.

I. J. McGahee. Mr. McGahee is currently retired. He served as an electrician with CSX Transportation, Inc., Waycross, Georgia, for over 20 years.

H. Dennis Woods. Mr. Woods has been employed by CSX Transportation, Inc., Waycross, Georgia since 1964. He currently serves as the business manager of the company's warehouse in Waycross.

Cyril M. Morris. . Mr. Morris is currently retired. He worked for CSX Transportation, Inc. in Waycross, Georgia for over 40 years.

Robert J. Larison, Jr. Mr. Larison has served as president and chief executive officer of Atlantic Coast Federal and Atlantic Coast Federal Credit Union since 1983.

John M. Hinson. Mr. Hinson is currently retired. He served as an employee of CSX Transportation, Inc. in Waycross, Georgia from 1951 to 1991.

Jon C. Parker, Jr. Mr. Parker has served as senior vice president and chief financial officer of Atlantic Coast Federal and Atlantic Coast Federal Credit Union since September 1999. Prior to such time he served as controller.

Robert J. Smith. Mr. Smith is a mortgage banking executive with Cendant Mortgage in Jacksonville, Florida where he has worked since April 2002. Prior to such time, he was employed by Merrill Lynch Credit Corporation in Jacksonville, Florida for over 10 years.

Exhibit IV-5 (continued)
Atlantic Coast Federal Corporation
Director and Senior Management Summary Resumes

Executive Officers Who Are Not Directors

The business experience for at least the past five years for each of five executive officers of Atlantic Coast Federal, who do not serve as directors, is set forth below. Their service includes time with Atlantic Coast Federal Credit Union.

Diane S. Wade. Ms. Wade has served as senior vice president of sales and service since July 2000. From 1998 until such time she served as vice president for business development. She has served in various capacities with Atlantic Coast Federal since 1978.

Marsha A. Boyette. Ms. Boyette has served as senior vice president for administration since July 2000. From 1997 until such time she served as vice president of member services.

Herman T. Klinger. Mr. Klinger has served as senior vice president for central operations since 2000. Prior to such time he was in charge of information technology starting in 1996.

Joanne Q. Heinrich. Ms. Heinrich joined Atlantic Coast Federal in January 2003 as senior vice president of lending. From 1993 until 2001 she served as a mortgage banking officer with Merrill Lynch Credit Corporation and First National Bank of Nassau County, Jacksonville, Florida.

Phillip S. Hubacher. Mr. Hubacher has served as treasurer of Atlantic Coast Federal since 1988. He is a lieutenant colonel in the United States Air Force Reserve.

EXHIBIT IV-6

Atlantic Coast Federal Corporation
Pro Forma Regulatory Capital Ratios

Exhibit I-6
Atlantic Coast Federal Corporation
Pro Forma Regulatory Capital Ratios

	Historical at December 31, 2003		Pro Forma at December 31, 2003							
			4,080,000 Shares Sold at $10.00 per Share		4,800,000 Shares Sold at $10.00 per Share		5,520,000 Shares Sold at $10.00 per Share		6,398,000 Shares Sold at $10.00 per Share	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in Thousands)					
Equity capital under GAAP	$ 43,168	8.67%	$ 58,044	11.24%	$ 60,750	11.68%	$ 63,456	12.14%	$ 66,588	12.64%
Tangible capital:										
Actual	$ 40,036	8.09%	$ 54,912	10.70%	$ 57,618	11.69%	$ 60,324	11.61%	$ 63,436	12.12%
Requirement	7,425	1.50	7,697	1.50	7,746	1.50	7,795	1.50	7,852	1.50
Excess	$ 32,611	6.59%	47,215	9.20%	$ 49,872	9.66%	$ 52,529	10.11%	$ 55,584	10.62%
Core Capital:										
Actual	$ 40,036	8.09%	$ 54,912	10.70%	$ 57,618	11.16%	$ 60,324	11.61%	$ 63,436	12.12%
Requirement	19,799	4.00	20,525	4.00	20,656	4.00	20,787	4.00	20,938	4.00
Excess	$ 20,237	4.09%	$ 34,387	6.70%	$ 36,962	7.16%	$ 39,537	7.61%	$ 42,496	8.12%
Tier I to risk weighted assets:										
Actual	$ 40,036	11.65%	$ 54,912	15.42%	$ 57,616	16.08%	$ 60,324	16.72%	$ 63,436	17.46%
Requirement	16,867	4.00	14,245	4.00	14,336	4.00	14,867	4.00	14,532	4.00
Excess	$ 26,294	7.65%	$ 40,666	11.42%	$ 43,281	12.08%	$ 45,896	12.72%	$ 48,904	13.46%
Risk-based capital:										
Actual	$ 44,351	12.91%	$ 59,227	16.63%	$ 61,933	17.28%	$ 64,639	17.92%	$ 67,751	18.65%
Requirement	27,484	8.00	28,491	8.00	28,673	8.00	28,855	8.00	29,065	8.00
Excess	$ 16,867	4.91%	$ 30,736	8.63%	$ 33,260	9.28%	$ 35,784	9.92%	$ 38,686	10.65%

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

EXHIBIT IV-7

Atlantic Coast Federal Corporation
Pro Forma Analysis Sheet – Fully-Converted Basis

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Atlantic Coast Federal Corporation
Prices as of March 5, 2004

				Peer Group		Florida Companies		All Publicly-Traded	
Price Multiple		Symbol	Subject (1)	Mean	Median	Mean	Median	Mean	Median
Price-earnings ratio (x)		P/E	29.83 x	33.53x	34.88x	18.23x	17.67x	18.08x	17.05x
Price-core earnings ratio (x)		P/Core	50.28 x	37.29x	38.00x	21.26x	21.06x	20.65x	19.64x
Price-book ratio (%)	=	P/B	82.63%	102.33%	102.67%	162.37%	150.40%	167.69%	156.46%
Price-tangible book ratio (%	=	P/TB	84.18%	105.86%	107.22%	173.80%	163.49%	180.29%	167.01%
Price-assets ratio (%)	=	P/A	19.97%	25.49%	24.86%	16.97%	15.62%	18.37%	16.31%

Valuation Parameters

Pre-Conversion Earnings (Y)	$4,417,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$2,780,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$43,218,000	ESOP Amortization (T)	10.00 years
Pre-Conv. Tang. Book Value (T	$40,557,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$499,040,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.26%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(>	3.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	38.00%	Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. V= P/E * (Y) / 1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) V= $120,000,000

2. V= P/Core * (Y) / 1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) V= $120,000,000

3. V= P/B * (B+Z) / 1 - P/B * PCT * (1-X-E-M-F) V= $120,000,000

4. V= P/TB * (TB+Z) / 1 - P/TB * PCT * (1-X-E-M-F) V= $120,000,000

5. V= P/A * (A+Z) / 1 - P/A * PCT * (1-X-E-M-F) V= $120,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	15,870,000	10.00	$ 158,700,000	0	15,870,000	$ 158,700,000
Maximum	13,800,000	10.00	138,000,000	0	13,800,000	138,000,000
Midpoint	12,000,000	10.00	120,000,000	0	12,000,000	120,000,000
Minimum	10,200,000	10.00	102,000,000	0	10,200,000	102,000,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.26 percent, and a tax rate of 38.00 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 10 years and 5 years, respectively; amortization expenses tax effected at 38.00 percent.

EXHIBIT IV-8

Atlantic Coast Federal Corporation
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Minimum

1.	Pro Forma Market Capitalization	$102,000,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$102,000,000
	Less: Estimated Offering Expenses	3,060,000
	Net Conversion Proceeds	$98,940,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$98,940,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	12,240,000
Net Proceeds Reinvested	$86,700,000
Estimated net incremental rate of return	0.78%
Reinvestment Income	$677,300
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	505,920
Less: Recognition Plan Vesting (4)	505,920
Net Earnings Impact	($334,540)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2003 (reported)	$4,417,000	($334,540)	$4,082,460
12 Months ended December 31, 2003 (core)	$2,780,000	($334,540)	$2,445,460

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$43,218,000	$86,700,000	$0	$129,918,000
December 31, 2003 (Tangible)	$40,557,000	$86,700,000	$0	$127,257,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$499,040,000	$86,700,000	$0	$585,740,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 38.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 38.00 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Midpoint

1. Pro Forma Market Capitalization	$120,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$120,000,000
Less: Estimated Offering Expenses	3,600,000
Net Conversion Proceeds	$116,400,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$116,400,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	14,400,000
Net Proceeds Reinvested	$102,000,000
Estimated net incremental rate of return	0.78%
Reinvestment Income	$796,824
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	595,200
Less: Recognition Plan Vesting (4)	595,200
Net Earnings Impact	($393,576)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2003 (reported)	$4,417,000	($393,576)	$4,023,424
12 Months ended December 31, 2003 (core)	$2,780,000	($393,576)	$2,386,424

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$43,218,000	$102,000,000	$0	$145,218,000
December 31, 2003 (Tangible)	$40,557,000	$102,000,000	$0	$142,557,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$499,040,000	$102,000,000	$0	$601,040,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 38.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 38.00 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Maximum

1. Pro Forma Market Capitalization	$138,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$138,000,000
Less: Estimated Offering Expenses	4,140,000
Net Conversion Proceeds	$133,860,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$133,860,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	16,560,000
Net Proceeds Reinvested	$117,300,000
Estimated net incremental rate of return	0.78%
Reinvestment Income	$916,348
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	684,480
Less: Recognition Plan Vesting (4)	684,480
Net Earnings Impact	($452,612)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2003 (reported)	$4,417,000	($452,612)	$3,964,388
12 Months ended December 31, 2003 (core)	$2,780,000	($452,612)	$2,327,388

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$43,218,000	$117,300,000	$0	$160,518,000
December 31, 2003 (Tangible)	$40,557,000	$117,300,000	$0	$157,857,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$499,040,000	$117,300,000	$0	$616,340,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 38.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 38.00 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Supermaximum Value

1. Pro Forma Market Capitalization	$158,700,000
Less: Foundation Shares	-
2. Offering Proceeds	$158,700,000
Less: Estimated Offering Expenses	4,761,000
Net Conversion Proceeds	$153,939,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$153,939,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	19,044,000
Net Proceeds Reinvested	$134,895,000
Estimated net incremental rate of return	0.78%
Reinvestment Income	$1,053,800
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	787,152
Less: Recognition Plan Vesting (4)	787,152
Net Earnings Impact	($520,504)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2003 (reported)	$4,417,000	($520,504)	$3,896,496
12 Months ended December 31, 2003 (core)	$2,780,000	($520,504)	$2,259,496

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$43,218,000	$134,895,000	$0	$178,113,000
December 31, 2003 (Tangible)	$40,557,000	$134,895,000	$0	$175,452,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$499,040,000	$134,895,000	$0	$633,935,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 38.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 38.00 percent.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2003

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	2,162	0	0	0	2,162	3,441	0.63
BCSB	BCSB Bankcorp MHC of MD (36.0)	1,033	-485	165	0	713	5,899	0.12
GOV	Gouverneur Bcp MHC of NY(42.4)	701	-68	23	0	656	2,279	0.29
GCBC	Green Co Bcrp MHC of NY (43.0)	2,460	-21	7	0	2,446	2,043	1.20
JXSB	Jcksnville Bcp MHC of IL(45.6)	841	-585	199	0	455	1,942	0.23
ONFC	Oneida Fincl MHC of NY (45.7)	3,121	-1,142	388	0	2,367	7,640	0.31
PBHC	Pathfinder BC MHC of NY (39.1)(1)	1,335	-539	183	0	979	2,433	0.40
ROME	Rome Bncp Inc MHC of NY (41.6)	1,536	909	-309	0	2,136	4,285	0.50
WCFB	Wbstr Cty Fed MHC of IA (38.5)(1)	1,216	-11	4	0	1,209	3,772	0.32
WFD	Westfield Finl MHC of MA(47.0)(1)	2,836	671	-228	0	3,279	9,988	0.33

(1) *Financial information is for the quarter ending September 30, 2003.*

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10

Atlantic Coast Federal Corporation
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Atlantic Coast Federal Corporation
Prices as of March 5, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Florida Companies Mean	Florida Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	28.17 x	39.78x	40.07x	18.23x	17.67x	18.08x	17.05x
Price-core earnings ratio (x)		P/Core	45.74 x	44.05x	47.10x	21.26x	21.06x	20.65x	19.64x
Price-book ratio (%)	=	P/B	142.62%	254.21%	235.83%	162.37%	150.40%	167.69%	156.46%
Price-tangible book ratio (%	=	P/TB	147.28%	273.39%	267.48%	173.80%	163.49%	180.29%	167.01%
Price-assets ratio (%)	=	P/A	22.22%	30.82%	28.12%	16.97%	15.62%	18.37%	16.31%

Valuation Parameters

Pre-Conversion Earnings (Y)	$4,417,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$2,780,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$43,218,000	ESOP Amortization (T)	10.00 years
Pre-Conv. Tang. Book Value (T	$40,557,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$499,040,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.26%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(X	2.74%	Tax Benefit (Z)	0
Tax Rate (TAX)	38.00%	Percentage Sold (PCT)	40.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E \cdot (Y)}{1 - P/E \cdot PCT \cdot ((1-X-E-M-F) \cdot R \cdot (1-TAX) - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N)}$ V= $120,000,000

2. $V = \frac{P/Core \cdot (Y)}{1 - P/Core \cdot PCT \cdot ((1-X-E-M-F) \cdot R \cdot (1-TAX) - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N)}$ V= $120,000,000

3. $V = \frac{P/B \cdot (B+Z)}{1 - P/B \cdot PCT \cdot (1-X-E-M-F)}$ V= $120,000,000

4. $V = \frac{P/TB \cdot (TB+Z)}{1 - P/TB \cdot PCT \cdot (1-X-E-M-F)}$ V= $120,000,000

5. $V = \frac{P/A \cdot (A+Z)}{1 - P/A \cdot PCT \cdot (1-X-E-M-F)}$ V= $120,000,000

Conclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
Supermaximum	9,522,000	6,348,000	10.00	$ 63,480,000	6,348,000	$63,480,000	15,870,000
Maximum	8,280,000	5,520,000	10.00	$ 55,200,000	5,520,000	55,200,000	13,800,000
Midpoint	7,200,000	4,800,000	10.00	$ 48,000,000	4,800,000	48,000,000	12,000,000
Minimum	6,120,000	4,080,000	10.00	$ 40,800,000	4,080,000	40,800,000	10,200,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.26 percent, and a tax rate of 38.00 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 10 years and 5 years, respectively; amortization expenses tax effected at 38.00 percent.

EXHIBIT IV-11

Atlantic Coast Federal Corporation
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Minimum

1.	Pro Forma Market Capitalization	$40,800,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$40,800,000
	Less: Estimated Offering Expenses	1,257,260
	Net Conversion Proceeds	$39,542,740

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$39,542,740
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	4,896,000
Net Proceeds Reinvested	$34,646,740
Estimated net incremental rate of return	0.78%
Reinvestment Income	$270,660
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	202,368
Less: Recognition Plan Vesting (4)	202,368
Net Earnings Impact	($134,076)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2003 (reported)	$4,417,000	($134,076)	$4,282,924
12 Months ended December 31, 2003 (core)	$2,780,000	($134,076)	$2,645,924

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$43,218,000	$34,646,740	$0	$77,864,740
December 31, 2003 (Tangible)	$40,557,000	$34,646,740	$0	$75,203,740

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$499,040,000	$34,646,740	$0	$533,686,740

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 38.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 38.00 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Midpoint

1.	Pro Forma Market Capitalization	$48,000,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$48,000,000
	Less: Estimated Offering Expenses	1,316,876
	Net Conversion Proceeds	$46,683,124

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$46,683,124
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	5,760,000
Net Proceeds Reinvested	$40,923,124
Estimated net incremental rate of return	0.78%
Reinvestment Income	$319,691
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	238,080
Less: Recognition Plan Vesting (4)	238,080
Net Earnings Impact	($156,469)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2003 (reported)	$4,417,000	($156,469)	$4,260,531
12 Months ended December 31, 2003 (core)	$2,780,000	($156,469)	$2,623,531

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$43,218,000	$40,923,124	$0	$84,141,124
December 31, 2003 (Tangible)	$40,557,000	$40,923,124	$0	$81,480,124

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
December 31, 2003	$499,040,000	$40,923,124	$0	$539,963,124

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 38.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 38.00 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Maximum

1.	Pro Forma Market Capitalization	$55,200,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$55,200,000
	Less: Estimated Offering Expenses	1,376,492
	Net Conversion Proceeds	$53,823,508
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$53,823,508
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	6,624,000
	Net Proceeds Reinvested	$47,199,508
	Estimated net incremental rate of return	0.78%
	Reinvestment Income	$368,723
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	273,792
	Less: Recognition Plan Vesting (4)	273,792
	Net Earnings Impact	($178,861)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2003 (reported)	$4,417,000	($178,861)	$4,238,139
	12 Months ended December 31, 2003 (core)	$2,780,000	($178,861)	$2,601,139

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	December 31, 2003	$43,218,000	$47,199,508	$0	$90,417,508
	December 31, 2003 (Tangible)	$40,557,000	$47,199,508	$0	$87,756,508

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	December 31, 2003	$499,040,000	$47,199,508	$0	$546,239,508

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 38.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 38.00 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$63,480,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$63,480,000
	Less: Estimated Offering Expenses	1,445,050
	Net Conversion Proceeds	$62,034,950

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$62,034,950
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	7,617,600
	Net Proceeds Reinvested	$54,417,350
	Estimated net incremental rate of return	0.78%
	Reinvestment Income	$425,108
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	314,861
	Less: Recognition Plan Vesting (4)	314,861
	Net Earnings Impact	($204,613)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2003 (reported)	$4,417,000	($204,613)	$4,212,387
	12 Months ended December 31, 2003 (core)	$2,780,000	($204,613)	$2,575,387

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	December 31, 2003	$43,218,000	$54,417,350	$0	$97,635,350
	December 31, 2003 (Tangible)	$40,557,000	$54,417,350	$0	$94,974,350

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	December 31, 2003	$499,040,000	$54,417,350	$0	$553,457,350

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 38.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 38.00 percent.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (10)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com